File Nos.   333-
                                                                811-05618
==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                 Initial Filing
                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                   (X)
            Pre-Effective Amendment No.                                   ( )
            Post-Effective Amendment No.                                  ( )

REGISTRATION  STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          ( )
            Amendment  No. 165                                            (X)

                      (Check appropriate box or boxes.)

     ALLIANZ  LIFE  VARIABLE  ACCOUNT  B
     ------------------------------------
        (Exact  Name  of  Registrant)

     ALLIANZ  LIFE  INSURANCE  COMPANY  OF  NORTH AMERICA
     ----------------------------------------------------
        (Name  of  Depositor)

     5701 Golden Hills Drive, Minneapolis, MN                        55416
     -------------------------------------------                     --------
     (Address  of  Depositor's  Principal  Executive  Offices)      (Zip Code)


Depositor's  Telephone  Number,  including  Area  Code    (763)  765-2913

     Name  and  Address  of  Agent  for  Service
     -------------------------------------
          Stewart D. Gregg
          Allianz  Life  Insurance  Company  of  North  America
          5701 Golden Hills Drive
          Minneapolis,  MN    55416
          (763) 765-2913

Approximate Date of Proposed Public Offering:

     As soon as practicable after the effective date of this filing.

Title of Securities Registered:

     Individual Deferred Variable Annuity Contracts


================================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                               PART A PROSPECTUS



                           THE USALLIANZ CUSTOM INCOME

                            VARIABLE ANNUITY CONTRACT

                                    ISSUED BY

                       ALLIANZ LIFE(R) VARIABLE ACCOUNT B

                                       AND

                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

FOR YOUR CONVENIENCE WE HAVE PROVIDED A GLOSSARY (SEE SECTION 14) THAT DEFINES KEY, CAPITALIZED TERMS THAT ARE USED IN THIS PROSPECTUS. This prospectus describes an individual flexible purchase payment variable deferred annuity contract (Contract) issued by Allianz Life Insurance Company of North America (Allianz Life, we, us, our). The Contract is a "variable" annuity because your Contract Value and any variable annuity payments will increase or decrease depending on the performance of the funds (variable Investment Options) you (the Contract Owner) select. The variable Investment Options invest in different types of securities and follow varying investment strategies. Depending on market conditions, you can gain or lose value by investing in the Investment Options.

The Contract is called "flexible purchase payment" because you can make Purchase Payments at any time and for any amount (subject to certain restrictions) during the Accumulation Phase before you exercise the Increasing Withdrawal Benefit
(IWB). You cannot make Purchase Payments after you exercise the IWB or after you take a Full Annuitization (apply all of the Contract Value available to variable annuity payments: either Lifetime Income Benefit (LIB) Payments, or Traditional Annuity Payments ). You may be able to exercise the IWB or the LIB at Contract issue, which may limit you to making a single Purchase Payment. You can purchase this Contract if all Owners and Annuitant(s) are age 80 or younger on the Issue Date.

The Contract is a "deferred" annuity because LIB Payments and/or Traditional Annuity Payments to the Payee do not begin until the Income Date. The Contract Owner selects the Income Date and it must fall on either the 1st or 15th of a calendar month. If all Annuitant(s) meet the age requirements for exercise of the LIB at Contract issue, you can choose to have us make LIB Payments immediately. Alternatively, you can choose to defer Traditional Annuity Payments until the older Annuitant's 90th birthday, or ten years from the Issue Date, whichever is later. However, if you elect to defer variable annuity payments until after an Annuitant's 81st birthday, the LIB will not be available to you.

This Contract provides a Lifetime Income Benefit (LIB) and in most states it also includes an Increasing Withdrawal Benefit (IWB). The IWB and the LIB are provided as a package and are not available individually. In some states, only the LIB may be included in the Contract. The IWB provides income in the form of partial withdrawals (IWB payments). You can exercise the IWB on the 1st or the 15th of any calendar month that occurs after we issue the Contract. The LIB provides lifetime income in the form of variable annuity payments (LIB Payments) that are guaranteed never to be less than the initial payment we make. TO EXERCISE THE LIB, ALL ANNUITANT(S) MUST BE AT LEAST AGE 60 AND NO ANNUITANT CAN BE OVER AGE 80 ON THE INCOME DATE. The Contract also offers Traditional Annuity Payments that vary in amount based on the performance of your selected Investment Options and are not guaranteed as to any minimum amount.

THIS CONTRACT IS INTENDED FOR INDIVIDUALS WHO WANT TO EXERCISE THE IWB AND/OR THE LIB. IF YOU DO NOT INTEND TO EXERCISE EITHER THE IWB OR THE LIB THIS CONTRACT MAY NOT BE APPROPRIATE FOR YOU BECAUSE YOU WILL HAVE INCURRED HIGHER CONTRACT EXPENSES WITHOUT RECEIVING ANY BENEFIT FROM THE IWB OR LIB.

IF ANY ANNUITANT IS AGE 80 ON THE ISSUE DATE AND THE LIB IS NOT EXERCISED PRIOR TO THAT ANNUITANT'S 81ST BIRTHDAY, YOU WILL HAVE INCURRED HIGHER CONTRACT EXPENSES WITHOUT RECEIVING ANY BENEFIT FROM THE LIB. IN ADDITION, IF THERE ARE JOINT ANNUITANTS AND THERE IS MORE THAN A 20-YEAR AGE DIFFERENCE BETWEEN THE JOINT ANNUITANTS, THE LIB WILL NOT BE AVAILABLE AND YOU WILL HAVE INCURRED HIGHER CONTRACT EXPENSES WITHOUT RECEIVING ANY BENEFIT FROM THE LIB.



--------------------------------------------------------------------------------
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE USALLIANZ CUSTOM INCOME VARIABLE ANNUITY UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THIS VARIABLE ANNUITY IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THIS CONTRACT AND IS NOT SOLICITING AN OFFER TO BUY THE VARIABLE ANNUITY IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
--------------------------------------------------------------------------------


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


The Contract also offers a bonus feature during the Accumulation Phase. On every fifth Contract Anniversary during the Accumulation Phase, and before the exercise of the IWB (if applicable), we will credit the Contract with a bonus of 5% of the Contract Value. The bonus vests immediately upon being credited to the Contract. We will not credit the Contract with a bonus after the IWB Date if you exercise the IWB, or after the Income Date if you take a Full Annuitization. Annuity contracts that credit a bonus generally have higher fees and charges than annuities that do not credit a bonus. Therefore, the bonus may be more than offset by the additional fees and charges associated with the bonus.

You can allocate your Purchase Payments to the Investment Choices available under the Contract subject to certain restrictions. The only Investment Choices we currently offer are the variable Investment Options listed below. We do not currently offer any other Investment Choices under this Contract. The USAZ(R) FusionPortfoliosTM are offered by the USAllianz Variable Insurance Products Fund of Funds Trust. Each of the USAZ FusionPortfolios is a "fund of funds" and diversifies its assets by investing in the shares of several other affiliated mutual funds. Upon receipt of regulatory approval, each USAZ FusionPortfolio may also be permitted to invest in unaffiliated mutual funds and other types of investments. There is no assurance as to when or whether we will obtain such approval. You can select any or all of the USAZ FusionPortfolios at any one time. The USAZ Money Market Fund is only available for Purchase Payments you apply to a dollar cost averaging (DCA) program during the first Contract Year, or for allocations of the initial Purchase Payment that we make during the free look period. The USAZ Money Market Fund is not available to receive transfers of Contract Value, and it is not available at all after the first Contract Year. One or more of the Investment Options may not be available in your state. We may add, substitute or remove Investment Choices in the future.

USAZ(R) FUSIONPORTFOLIOS(TM)
USAZ Fusion Balanced Fund
USAZ Fusion Moderate Fund
USAZ Fusion Growth Fund

USAZ
USAZ Money Market Fund

Please read this prospectus before investing and keep it for future reference. It contains important information about your annuity. This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CONTRACT IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT FEDERALLY INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS CONTRACT INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

VARIABLE ANNUITY CONTRACTS ARE COMPLEX INSURANCE AND INVESTMENT VEHICLES. BEFORE YOU INVEST, BE SURE TO ASK YOUR REGISTERED REPRESENTATIVE ABOUT THE CONTRACT'S FEATURES, BENEFITS, RISKS AND FEES, AND WHETHER THE CONTRACT IS APPROPRIATE FOR YOU BASED UPON YOUR FINANCIAL SITUATION AND OBJECTIVES.

Dated: ______________, 2005

TABLE OF CONTENTS
--------------------------------------------------------------------------------



Summary                                                               6

Fee Tables                                                           10

1. The Variable Annuity Contract 13

    Ownership                                                        13
       Contract Owner                                                13
       Joint Owner                                                   13
       Annuitant                                                     13
       Payee                                                         13
       Beneficiary                                                   14
       Assignment of a Contract                                      14

2. Purchase                                                          19

    Purchase Payments                                                19
    Allocation of Purchase Payments                                  19
    Tax-Free Section 1035 Exchanges                                  20
    Faxed Applications                                               20
    Free Look / Right to Examine                                     20
    Accumulation Units/Computing the Contract Value                  20
    Bonus                                                            20

3. The Payout Phase                                                  14

    Income Date                                                      14
    Partial Annuitization                                            15

4. The Lifetime Income Benefit (LIB)                                 15

    The Base Payment, The LIB Options and
      The LIB Fee Range                                              15
    Calculation of the Annual LIB Payments After the
      First LIB Year                                                 48
        Market Payment                                               27
        Projected Payment                                            27
        LIB Account                                                  27
        LIB Payment                                                  27
    Contract Value Under the LIB                                     15
    LIB Examples                                                     15

5. Traditional Annuity Payments                                      48

    Annuity Units/Calculating
      Traditional Annuity Payment Amounts                            20
    Annuity Options                                                  15

6. Investment Options                                                21

    Substitution and Limitation on Further Investments               26
    Transfers                                                        26
        Telephone and Electronic Transfers                           27
    Excessive Trading and Market Timing                              27

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    Dollar Cost Averaging (DCA) Program                              29
    Financial Advisers - Asset Allocation Programs                   30
    Voting Privileges                                                30

7. Our General Account                                               21


8. Expenses                                                          37

    Mortality and Expense Risk (M&E) Charges                         37
    The LIB Fee                                                      38
    Withdrawal Charge                                                38
        Reduction or Elimination of the Withdrawal Charge            39
    Transfer Fee                                                     40
    Premium Taxes                                                    40
    Income Taxes                                                     40
    Investment Option Expenses                                       40

9. Taxes                                                             40

    Annuity Contracts in General                                     41
    Qualified Contracts                                              41
    Multiple Contracts                                               42
    Partial 1035 Exchanges                                           42
    Distributions - Non-Qualified Contracts                          42
    Distributions - Qualified Contracts                              43
    Assignments, Pledges and Gratuitous Transfers                    44
    Death Benefits                                                   44
    Withholding                                                      44
    Federal Estate Taxes                                             44
    Generation-Skipping Transfer Tax                                 44
    Foreign Tax Credits                                              44
    Annuity Purchases by Nonresident Aliens and Foreign
        Corporations                                                 44
    Possible Tax Law Changes                                         44
    Diversification                                                  44

10. Access to Your Money                                             44
    Increasing Withdrawal Benefit (IWB)                              45
    IWB Examples                                                     45
    Suspension of Payments or Transfers                              46

11. Illustrations 46

12. Death Benefit 47 Death of the Contract Owner 47
      Death of the Annuitant                                         47
    Traditional Guaranteed Minimum Death
    Benefit (Traditional GMDB)                                       48

    Death Benefit Examples                                           48
    Death Benefit Payment Options                                    49

13. Other Information                                                50
    Allianz Life                                                     50
    The Separate Account                                             50
    Distribution                                                     50
    Additional Credits for Certain Groups                            51
    Administration/The Service Center                                51
    Financial Statements                                             51

14. Glossary 52

15. Table of Contents of the Statement of
                           Additional Information                   54

16. Privacy Notice 55

Appendix - Illustrations Based on the S&P 500(R) and
                 the Lehman Brothers Aggregate Bond Index           54

SUMMARY
--------------------------------------------------------------------------------


The sections in this summary correspond to sections in this prospectus that discuss the topics in more detail.

THE VARIABLE ANNUITY CONTRACT: Allianz Life offers this variable annuity Contract and it provides a means for investing on a tax-deferred basis. The Contract is intended for retirement savings or other long-term investment purposes. You can purchase this annuity as a Non-Qualified Contract or a Qualified Contract. Qualified Contracts are annuities purchased under a pension or retirement plan that is tax qualified under the Internal Revenue Code. All other annuities are called Non- Qualified Contracts.

If you apply only part of your Contract Value to variable annuity payments, we call that a Partial Annuitization. You can request either Lifetime Income Benefit (LIB) Payments or Traditional Annuity Payments under a Partial Annuitization. We call any part of the Contract you apply to LIB Payments a LIB Portion. We call any part of the Contract you apply to Traditional Annuity Payments a Traditional Annuity Portion. You can have a combined total of five LIB and/or Traditional Annuity Portions of the Contract. We call the part of the Contract that you have not applied to LIB Payments or Traditional Annuity Payments the Accumulation Portion of the Contract. Before you exercise the Increasing Withdrawal Benefit (IWB) you can make additional Purchase Payments to the Accumulation Portion of the Contract subject to certain restrictions. You cannot make Purchase Payments to any LIB or Traditional Annuity Portion of the Contract. You also cannot make additional Purchase Payments to the Accumulation Portion of the Contract after you exercise the IWB. Allocation and transfer instructions will apply equally to all portions of the Contract. You cannot have different allocation instructions for different Contract portions, and you cannot make transfers within only one part of the Contract.

This Contract has two primary benefits: the LIB and the Increasing Withdrawal Benefit (IWB). The IWB and the LIB are typically provided as a package and are not available individually. However, the IWB may not be available in all states. When both features are available, you may apply a portion of your Contract Value to the IWB and other portions of your Contract Value to the LIB. The cost of the LIB and IWB are built into the mortality and expense risk (M&E) charge of 2.10% annually that we deduct from the assets of the variable Investment Options on a daily basis. This expense reduces the performance of your selected Investment Options. In addition, if you exercise the LIB, you will also be subject to a LIB Fee of up to 3% annually that we base on the performance of your selected Investment Options. This expense may reduce the amount of any annual Contract gains that we will apply to next year's LIB Payment.

THIS CONTRACT IS INTENDED FOR INDIVIDUALS WHO WANT TO EXERCISE THE IWB AND/OR THE LIB. IF YOU DO NOT INTEND TO EXERCISE EITHER THE IWB OR THE LIB THIS CONTRACT MAY NOT BE APPROPRIATE FOR YOU BECAUSE YOU WILL HAVE INCURRED HIGHER CONTRACT EXPENSES WITHOUT RECEIVING ANY BENEFIT FROM THE CONTRACT'S PRIMARY FEATURES.

The IWB guarantees a minimum level of income in the form of partial withdrawals (IWB payments) that begin on the IWB Date. The Contract Owner selects the IWB Date and it must fall on the 1st or the 15th of any calendar month that occurs after we issue the Contract. There are no age requirements on the exercise of the IWB.

If you exercise the IWB, we will make IWB payments to the Owner(s) based on the initial IWB value, which is equal to the greater of:

o    the Contract Value remaining in the Accumulation Portion, or
o the total Purchase Payments adjusted for partial withdrawals taken from the Accumulation Portion (this includes amounts you applied to Partial Annuitizations).

The IWB value is then reduced for all withdrawals you take, including IWB payments. Beginning on the tenth IWB Anniversary and every five years after that, if the Contract Value remaining in the Accumulation Portion is greater than the remaining IWB value, we will add the difference to the IWB value.

The Contract Owner selects both the amount of the initial IWB payment and the amount it will increase each year, subject to certain restrictions. We call this increasing upper limit on IWB payments the IWB Maximum. The IWB Maximum for the first IWB Year is 5% of the initial IWB value. The IWB Maximum then increases by 5% each year. This means that you can receive up to 5% of the initial IWB value in the first IWB Year, and you can receive up to 5.25% of the initial IWB value in the second IWB Year. The more you increase your IWB payments, the sooner we will pay the IWB value out to you and the sooner IWB payments may stop.

If you fund the Contract with money from an exchange or transfer from another investment product, and you exercise the IWB in the first six months of the Contract, and we receive some or all of this money after you exercise the IWB, we will:

o  add the money to your IWB value,
o add the money to the dollar amount you are entitled to under the IWB Maximum, and
o  increase the amount of your next IWB payment.

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The initial IWB payment must exceed $100. If we are unable to structure the initial IWB payment so that it exceeds $100, the IWB will be unavailable to you and we will contact you to discuss alternate arrangements. IWB payments are non-cumulative, which means that if you elect to receive less than the IWB Maximum in a given year, it will not carry over to the next IWB Year. IWB payments are not subject to a withdrawal charge as long as you withdraw no more than your IWB Maximum in any IWB Year. You can continue to receive IWB payments until the IWB value is exhausted, even if the Contract Value is less than or equal to zero.

IWB payments will be treated as withdrawals for tax purposes. This means that for Non-Qualified Contracts, Contract gains from the entire Contract are considered to be distributed first and are subject to tax as ordinary income. Purchase Payments are distributed after gains have been paid out and are generally considered to be a return of your investment and are not subject to income tax. For Qualified Contracts, the entire IWB payment will most likely be subject to income tax. In addition, IWB payments from both Qualified and Non-Qualified Contracts may be subject to premium taxes and if you are younger than age 59 1/2, IWB payments may also be subject to a 10% penalty tax.

If you request a partial withdrawal while you are receiving IWB payments you can instruct us to stop IWB payments that are due for the remainder of the IWB Year. Other than that, we allow you to make changes to the next year's IWB payments once each IWB Year. We will effect any change to IWB payments on the next IWB Anniversary and the change will remain in effect for the entire IWB Year.

If you take a Full Annuitization, the IWB cancels. However, if you exercise the IWB, you can elect to stop receiving IWB payments and instead:

o receive a lump sum payment of the Contract Value remaining in the Accumulation Portion (less applicable premium taxes and withdrawal charges), or
o have us make LIB Payments (if you satisfy all appropriate requirements) or Traditional Annuity Payments.

If you convert all of your remaining IWB payments to variable annuity payments, we base:

o LIB Payments on the greater of the following (less applicable premium taxes): the Contract Value remaining in the Accumulation Portion, or the remaining IWB value.
o Traditional Annuity Payments on the Contract Value remaining in the Accumulation Portion (less applicable premium taxes).

If you convert only a portion of your remaining IWB payments to variable annuity payments, we base LIB Payments and/or Traditional Annuity Payments on the Contract Value you apply to the Partial Annuitization. This conversion will be treated as a partial withdrawal, but will not be subject to a withdrawal charge. It will reduce the Contract Value remaining in the Accumulation Portion, the remaining IWB value, and the amounts available for future LIB Payments/Traditional Annuity Payments and payment of the death benefit.

In addition, once you elect to receive IWB payments:

o    YOU CAN NO LONGER MAKE ADDITIONAL PURCHASE PAYMENTS*;
o    WE WILL NO LONGER CREDIT THE CONTRACT WITH A BONUS;
o the Contract Value remaining in the Accumulation Portion, and the amounts available for future LIB Payments/Traditional Annuity Payments, and payment of the death benefit will decrease with each IWB payment and any additional partial withdrawals or Partial Annuitizations you may take from the Accumulation Portion of the Contract.

* If you fund the Contract with money from an exchange or transfer from another investment product and you exercise the IWB in the first six months of the Contract, we will accept any of this money that we receive after you exercise the IWB.

For more details see section 10, Access to Your Money - Increasing Withdrawal Benefit (IWB).

The LIB provides lifetime income in the form of variable annuity payments (LIB Payments). We guarantee that future annual LIB Payments will be at least equal to the initial annual LIB Payment as long as you do not take any partial withdrawals after exercising the LIB. We will make LIB Payments to the Payee over the lifetime of the Annuitant and any joint Annuitant.

To exercise the LIB, all Annuitant(s) must be at least age 60 and no Annuitant can be over age 80 on the Income Date. If the Annuitant(s) meet the age requirement for exercise of the LIB at Contract issue, the earliest possible Income Date you can select would be the 1st or 15th of a calendar month that occurs after we issue the Contract.

IF ANY ANNUITANT IS AGE 80 ON THE ISSUE DATE AND THE LIB IS NOT EXERCISED PRIOR TO THAT ANNUITANT'S 81ST BIRTHDAY, YOU WILL HAVE INCURRED HIGHER CONTRACT EXPENSES WITHOUT RECEIVING ANY BENEFIT FROM THE LIB. IN ADDITION, IF THERE ARE JOINT ANNUITANTS AND THERE IS MORE THAN A 20-YEAR AGE DIFFERENCE BETWEEN THE JOINT ANNUITANTS, THE LIB WILL NOT BE AVAILABLE AND YOU WILL HAVE INCURRED HIGHER CONTRACT EXPENSES WITHOUT RECEIVING ANY BENEFIT FROM THE LIB.

If you exercise the LIB we will make LIB Payments to the Payee (you or someone you choose) beginning on the Income Date. The initial annual LIB Payment ranges


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from 3% to 10% of the initial LIB value depending on the Annuitant(s)' age on the Income Date. If you take a Full Annuitization under the LIB, the initial LIB value on the Income Date is equal to the greater of the following (less any applicable premium tax):

o    the Contract Value remaining in the Accumulation Portion, or
o the total Purchase Payments adjusted for partial withdrawals taken during the Accumulation Portion (including Partial Annuitizations).

UPON FULL ANNUITIZATION UNDER THE LIB, YOU CANNOT MAKE ANY ADDITIONAL PURCHASE PAYMENTS*, WE WILL NO LONGER CREDIT A BONUS TO THE CONTRACT, AND THE IWB CANCELS.

* If you fund the Contract with money from an exchange or transfer from another investment product and you exercise the LIB in the first six months of the Contract, we will accept any of this money that we receive after you exercise the LIB.

Upon Full Annuitization under the LIB, LIB Payments should be treated as annuity payments for tax purposes. For Non-Qualified Contracts this means that a portion of each payment may be treated as gains and will be subject to tax as ordinary income and the remaining portion of the payment will be considered to be a return of your investment and will not be subject to income tax. Once we have paid out all of your Purchase Payments, however, the full amount of each LIB Payment will be subject to tax as ordinary income. For Qualified Contracts, the entire LIB Payment will most likely be subject to tax as ordinary income because your investment in a Qualified contract is usually zero. However, under a Full Annuitization, LIB Payments will generally not be subject to the 10% penalty tax if you take a Full Annuitization under the LIB.

Alternatively, you can take a Partial Annuitization under the LIB. We call this a partial LIB. For a partial LIB, the initial LIB value is equal to the amount of Contract Value you apply to the LIB. If you take a partial LIB, LIB Payments will be treated as withdrawals and not annuity payments for tax purposes. This means that for tax purposes, any Contract gains in the entire Contract will be considered to be distributed before Purchase Payments. For Non-Qualified Contracts, gains are generally subject to income tax and Purchase Payments are not. For Qualified Contracts, the entire LIB Payment under a Partial Annuitization will most likely be subject to income taxes. In addition, if you are younger than age 59 1/2, LIB Payments under a Partial Annuitization may also be subject to a 10% penalty tax.

The initial LIB payment must exceed $100. If we are unable to structure the initial LIB payment so that it exceeds $100, the LIB will be unavailable to you and we will contact you to discuss alternate arrangements.

We guarantee that future annual LIB Payments will never be less than the initial annual LIB Payment adjusted for partial withdrawals. We call this minimum guarantee the Base Payment, and on the Income Date it is equal to the initial annual LIB Payment.

We recalculate the annual LIB Payment at the beginning of each LIB Year and it remains fixed for the entire year unless you take a partial withdrawal. On each LIB Anniversary we adjust the annual LIB Payment upwards or downwards based on:

o whether you took a partial withdrawal from the LIB Portion of the Contract in the preceding LIB Year,
o the Base Payment,
o the LIB Option you select, and
o the performance of the Investment Options you select.

The LIB Option determines the range of Investment Option gains (if any) we use to fund the Base Payment guarantee, the amount we credit immediately to the next year's annual LIB Payment, and the extent to which we will "lock in" any future gains to the Base Payment. Depending on the LIB Option you select, future LIB Payments will:

o receive less of an immediate credit of the prior year's Investment Option gains (if any), and have a higher potential lock in for the Base Payment, or
o receive more of an immediate credit of any gains, and provide a lower potential lock in for the Base Payment.

On every fifth LIB Anniversary prior to the older Annuitant's 91st birthday, we will increase the Base Payment to lock in a portion of any Investment Option gains. LIB Option A offers a Lock In Guarantee of 100% of any gains present on any fifth LIB Anniversary and LIB Option B offers a Lock In Guarantee of 75%. In order to provide the Base Payment guarantee we assess a charge called the LIB Fee, which depends on performance of your selected Investment Options. Under LIB Option A, the LIB Fee is equal to the amount of your Investment Options' annual return that falls between 5% and 8%. Under LIB Option B, the cost is equal to amount of your return that falls between 7% and 10%.

If there is only one Annuitant we will make LIB Payments over the lifetime of the Annuitant and if there are joint Annuitants we will make LIB Payments during the joint lifetime of both Annuitants, with payments continuing as long as one Annuitant is alive.

The Contract Value you apply to LIB Payments will continue to participate in the performance of your selected Investment Options, however, it will decrease with each LIB Payment we make. This Contract Value is available for withdrawals and payment of a death benefit until 30 days after the tenth LIB Anniversary. Withdrawals and the death benefit may be subject to a withdrawal charge, premium taxes, and income taxes. In addition, if you are younger than age 59 1/2, withdrawals may also be subject to a 10% penalty tax. Withdrawals under the LIB will reduce the Contract Value remaining in the LIB Portion, all future LIB Payments, and the amount available for payment of the death benefit.

If you fund the Contract with money from an exchange or transfer from another investment product, and you take a Full Annuitization under the LIB in the first six months of the Contract, and we receive some or all of this money after you exercise the LIB, we will:
o        increase the Base Payment guarantee,
o        increase the amount of your next LIB payment, and
o add the money to the Contract Value remaining under the LIB Portion that is available for withdrawals and payment of the death benefit.

For more information see section 4, The Lifetime Income Benefit (LIB).



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

The following examples are intended to help you better understand the primary benefits of the Contract.

EXAMPLE #1: You purchase a Non-Qualified Contract and exercise only the IWB.

             ----------------------------------------------------------------------------------------------------------
                               ACCUMULATION PHASE/
                              ACCUMULATION PORTION
             ---------------------------------------- -----------------------------------------------------------------
                   BEFORE EXERCISE OF THE IWB                            ONCE YOU EXERCISE THE IWB
             o    M&E is 2.10%.                       o    Accumulation Phase continues.
 $$$ into    o    Purchase Payments allowed.          o    M&E is 2.10%.                                                $$$ to you
 the Contracto    The USAZ Money Market Fund is       o    No age requirement for exercise.                             as IWB
 as Purchase      available for Purchase Payments     o    The initial IWB value is based on the greater of             Payments
 Payments         you allocate to a DCA Program            Contract Value or total Purchase Payments adjusted for
                  during the first Contract Year.          partial withdrawals. We make IWB payments from the IWB
             o    Contract Value accumulates               value.
                  tax deferred.                       o    You select the IWB payment amount up to the IWB
             o    Receive a bonus on every                 Maximum.
                  fifth Contract Anniversary.         o    The initial IWB Maximum is 5% of the initial IWB
             o    The death benefit is the                 value. It then increases by 5% each year.
                  Traditional Guaranteed Minimum      o    You can make changes to future year's IWB payments.
                  Death Benefit (GMDB), which is      o    On the tenth IWB Anniversary and on every fifth
                  equal to the greater of the              anniversary after that, if the remaining Contract Value is
                  following (less any applicable           greater than the remaining IWB value, we will add the
                  premium tax):  Contract Value, or        difference to the IWB value.
                  total Purchase Payments adjusted    o    The Traditional GMDB is available.
                  for partial withdrawals.            o    Withdrawals (including IWB payments) reduce the IWB
             o    Withdrawals are subject to               value, the remaining Contract Value and the Traditional
                  the withdrawal charge and taxes.         GMDB.
                                                      o    We will not accept additional Purchase Payments*.
                                                      o    Contract Value continues to accumulate tax deferred.
                                                      o    We no longer credit a bonus to the Contract.
                                                      o    Withdrawals (including IWB payments) may have tax
                                                           consequences but are not subject to a withdrawal charge if they do not exceed the annual IWB Maximum.
                                                      o    You can convert IWB payments to LIB Payments.
                                                      o    The IWB will terminate upon the earliest of: Contact
                                                           termination; Full Annuitization; both the IWB value and the
                                                           Contract Value are zero or less; or the death of the Contract
                                                           Owner (unless the spouse continues the Contract as the new
                                                           Contract Owner).
             ---------------------------------------- -----------------------------------------------------------------

*    If you fund the Contract with money from an exchange or transfer from another investment product and you exercise the IWB in the first six months of the Contract, we will accept any of this money that we receive after you exercise the IWB.


EXAMPLE #2: You purchase a Non-Qualified Contract and take a Full Annuitization under the LIB.

             -------------------------------------- ---------------------------------------------------------------------
                      ACCUMULATION PHASE/                                 PAYOUT PHASE/LIB PORTION
                     ACCUMULATION PORTION
              -------------------------------------- ---------------------------------------------------------------------
                  BEFORE EXERCISE OF THE LIB                             ONCE YOU EXERCISE THE LIB

             o        Same as Example #1, no        o    The Accumulation Phase ends and the Payout Phase begins on
                  change.                                the Income Date.
 $$$ into                                           o    M&E is 2.10% and you will incur a LIB Fee of                     $$$ to
 the Contract                                            up to 3% of any Contract gains. We us                            Payee as
 as Purchase                                             the LIB Fee to fund the Base Payment.                            LIB
 Payments                                           o    All Annuitants must be at least age 60 and no                    Payments
                                                         Annuitant can be over age 80.
                                                    o    LIB Payments should be treated as annuity
                                                         payments for tax purposes.
                                                    o    The initial LIB Payment is based on the greater
                                                         of Contract Value of total Purchase Payments
                                                         adjusted for partial withdrawals and the Annuitant(s) age.
                                                    o    We make variable LIB Payments over the
                                                         lifetime of the Annuitant(s) that are
                                                         guaranteed never to be less than the initial
                                                         LIB Payment (Base Payment).
                                                    o    On every fifth LIB Anniversary, if the LIB Payment is greater than the Base Payment, we will add a portion of the difference to the
                                                         Base Payment.
                                                    o    There is Contract Value less any applicable premium tax and withdrawal charge available for withdrawals and payment
                                                         of a death benefit under the LIB until 30 days after the 10th LIB
                                                         Anniversary.
                                                    o    31 days after the tenth LIB Anniversary
                                                         withdrawals and the death benefit are no
                                                         longer available.
                                                    o    Traditional GMDB is no longer available.
                                                    o    LIB Payments reduce the Contract Value remaining under the
                                                         LIB.
                                                    o    We will not accept additional Purchase Payments*.
                                                    o    The Contract Value remaining under the LIB continues to
                                                         accumulate tax deferred.
                                                    o    We no longer credit a bonus to the Contract.
                                                    o    Withdrawals of the Contract Value remaining under the LIB
                                                         are subject to a withdrawal charge and taxes. Partial
                                                         withdrawals will immediately reduce any remaining LIB Payments that we are scheduled to make during the
                                                         current LIB Year, and will reduce all future years' annual LIB
                                                         Payments.
                                                    o    You cannot convert LIB Payments to IWB payments.
                                                    o    Each LIB Portion will terminate upon the earliest of:
                                                         o    full withdrawal of all Contract Value remaining under that
                                                              LIB Portion,
                                                         o    the death of the last surviving Annuitant for that LIB
                                                              Portion, or
                                                         o    Contract termination
             -------------------------------------- ---------------------------------------------------------------------
*    If you fund the Contract with money from an exchange or transfer from another investment product and you exercise the
     LIB in the first six months of the Contract, we will accept any of this money that we receive after you exercise the LIB.


EXAMPLE #3: You purchase a Non-Qualified Contract and take a partial LIB and simultaneously exercise the IWB.

                                -------------------------------------------------------------------------------
$$$ into the Contract                                         ACCUMULATION PHASE/
as Purchase Payments                                         ACCUMULATION PORTION
                                                             o Same as Examples #1, no change.
                                -------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
                                               ACCUMULATION AND PAYOUT PHASES OCCUR SIMULTANEOUSLY
----------------------------------------------------------------------------------------------------------------------------------
                    ACCUMULATION PORTION                                                  LIB PORTION
                  ONCE YOU EXERCISE THE IWB                                        ONCE YOU EXERCISE THE LIB

o    Accumulation Phase continues.                                    o  Payout Phase begins on the Income Date.
o    We base the initial IWB value on the amount of                   o  LIB Payments will be treated as withdrawals for tax
     Contract Value remaining in the Accumulation Portion                purposes and will not receive preferential tax treatment.
     after the Partial Annuitization.                                 o  We base the initial LIB Payment on the Contract Value
o    Partial withdrawals (including IWB payments and                     you apply to LIB Payments and the Annuitant(s) age.
     additional Partial Annuitizations) you take will not affect LIB  o  Partial withdrawals you take under the LIB and LIB Payments
     Payments we make to the Payee or the                                we make to the Payee will not affect IWB payments
     Contract Value remaining under the LIB Portion.                     we make or the Contract Value remaining to you under the
o    The Partial Annuitization will reduce the death                     Accumulation Portion.
     benefit payable under the Traditional GMDB.                      o  No other differences from Example #2.
o    No other differences from Example #1.
-------------------------------------------------------------- -------------------------------------------------------------------

            $$$ to you as IWB Payments                                                  $$$ to Payee as LIB Payments




The Contract may be used as a funding vehicle for asset-based fee arrangements offered by brokerage firms or their associated investment advisory firms. There may be fees and charges assessed by these firms for their asset-based programs. These fees and charges would be in addition to the charges and other deductions we describe elsewhere in this prospectus. Any withdrawals made to pay these fees and charges are considered withdrawals under this Contract. Your registered representative will be able to describe the fees assessed in connection with any such asset-based programs. We do not sponsor these programs, set the fees for the programs, or assume any responsibility for the programs. For more information see section 6, Investment Options - Financial Advisers - Asset Allocation Programs.

We currently do not permit Contract Owners to borrow money from us using the Contract as security for the loan.

SOME CONTRACT FEATURES MAY NOT BE AVAILABLE IN ALL STATES.

PURCHASE: You can buy the Contract with $50,000 or more if all Owners and Annuitant(s) are age 80 or younger on the Issue Date. You can make additional Purchase Payments of at least $250 any time during the Accumulation Phase before you exercise the IWB. You cannot make additional Purchase Payments after you exercise the IWB or take a Full Annuitization. However, If you fund the Contract with money from an exchange or transfer from another investment product, and you exercise the IWB or take a Full Annuitization under the LIB in the first six months of the Contract, we will accept any of this money that we receive after the IWB or Income Date. The maximum cumulative Purchase Payments we will accept without prior approval is $1 million (including amounts already invested in other Allianz Life variable annuities). Your registered representative can help you complete the appropriate forms. For more information please see section 2, Purchase.

BONUS: During the Accumulation Phase and prior to the exercise of the IWB, we will credit the Contract with a bonus of 5% of the Contract Value on every fifth Contract Anniversary. We will not credit the Contract with a bonus after the IWB Date if you exercise the IWB, or after the Income Date if you take a Full Annuitization. The bonus vests immediately upon being credited to the Contract. We will apply the bonus to the USAZ FusionPortfolios according to your most recent allocation instructions, excluding any allocations you made to the USAZ Money Market Fund.

IF YOU TERMINATE THE CONTRACT, EXERCISE THE IWB, OR TAKE A FULL ANNUITIZATION BEFORE THE FIFTH CONTRACT ANNIVERSARY YOU WILL NOT RECEIVE THE BENEFIT OF THE BONUS.

Bonus amounts are immediately available for withdrawal (including IWB payments), LIB Payments, Traditional Annuity Payments, and/or payment of a death benefit. You will not receive the benefit of the bonus in any guaranteed benefits that are based on Purchase Payments, but it is included in the guaranteed benefits that are based on Contract Value. We expect to profit from certain charges assessed under the Contract (for example, the mortality and expense risk charge) associated with the bonus. For more information please see section 2, Purchase - Bonus.

TRADITIONAL ANNUITY PAYMENTS: The Income Date is the date the Payee begins receiving variable annuity payments either in the form of LIB Payments and/or Traditional Annuity Payments. Because the Contract allows you to apply a portion of your Contract Value to variable annuity payments (Partial Annuitization), you may have multiple Income Dates. You can elect to have us make variable Traditional Annuity Payments under a variety of Annuity Options. The dollar amount of Traditional Annuity Payments will go up or down based on the performance of the Investment Options and no minimum Traditional Annuity Payment amount is guaranteed. For more information see section 3, The Payout Phase and section 5, Traditional Annuity Payments.

INVESTMENT CHOICES: You can allocate Purchase Payments to any or all of the USAZ FusionPortfolios at any one time. The USAZ Money Market Fund is only available for Purchase Payments you apply to a DCA program during the first Contract Year, or for allocations of the initial Purchase Payment that we make during the free look period. The USAZ Money Market Fund is not available to receive transfers of Contract Value, and it is not available at all after the first Contract Year. We do not currently offer any other Investment Choices under this Contract. The principal value and investment returns on the variable Investment Options fluctuate, are not guaranteed, and you can lose money. You can make transfers between Investment Choices as permitted. See section 6, Investment Options and the Transfers subsection in section 6.

EXPENSES: The Contract has insurance features and investment features, and there are costs related to each. For more information please see the Fee Tables and section 8, Expenses.

We deduct a mortality and expense risk (M&E) charge from the assets in the Separate Account. We calculate the M&E charge as a percentage of the average daily assets invested in a subaccount on an annual basis. The M&E charges are as follows:

                                                                 M&E CHARGES
For any Accumulation Portion.......................................2.10%
For any LIB Portion................................................2.10%
For any Traditional Annuity Portion................................1.70%

In addition, if you exercise the LIB, you will also be subject to a LIB Fee of up to 3% that we base on the performance of your selected Investment Options. This expense may reduce the amount of any annual Contract gains that we will apply to next year's LIB Payment.

If you take a withdrawal from the Contract we may assess a withdrawal charge against each Purchase Payment withdrawn. The withdrawal charge starts at 8.5% in the first year after we receive a payment and declines to 0% after we have had a Purchase Payment for nine complete years.

Allianz Life is responsible for paying any premium and other similar taxes assessed by states and other governmental entities (for example, municipalities). Premium taxes typically range from 0% to 3.5% of the Purchase Payment depending on the state or governmental entity. It is our current practice not to make deductions for premium taxes until the earliest of the following: upon the Income Date if you take a Full Annuitization, the date of full withdrawal from the Contract, or the date of your death. If you take a Full Annuitization under the LIB at Contract issue, we will subtract the premium tax from your Purchase Payment before we apply it to the Investment Choices. Allianz Life reserves the right to change this practice in the future.

Each Investment Option deducts management fees and expenses from the amounts you have in the Investment Options. In addition, the USAZ Money Market Fund deducts a 12b-1 fee from its assets. The funds underlying the USAZ FusionPortfolios also deduct management fees and expenses and may also assess 12b-1 fees to the distributor of the Contract for distribution and/or administrative services. However, they do not pay 12b-1 fees to the USAZ FusionPortfolios, and the USAZ FusionPortfolios do not assess 12b-1 fees. For 2005, the expenses and fees of an Investment Option's average daily net assets before expense reimbursements and fee waivers for the USAZ Money Market Fund are ___% and for the USAZ FusionPortfolios they are estimated to be 1.56%. The underlying funds of the USAZ Fusion Portfolios assess fees and charges, including 12b-1 fees, ranging from ___% to ___%. [INVESTMENT OPTION EXPENSE INFORMATION FOR YEAR-END 2004 WILL BE ADDED UPON PRE-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT]

You can make 12 free transfers each Contract Year. After that, we deduct a $25 transfer fee for each additional transfer during both the Accumulation and Payout Phases. We reserve the right to restrict the number of transfers to 12 transfers per Contract Year.

We will pay sales commissions to broker/dealers who sell the Contracts. For a discussion of these arrangements see section 13, Other Information - Distribution.

TAXES: Your earnings are generally not taxed until you take them out. For tax purposes, if you take a withdrawal, earnings from a Non-Qualified Contract are considered to be withdrawn first and are taxed as ordinary income. If you are younger than age 59 1/2 when you take money out, you may be charged a 10% federal tax penalty. If you take a Full Annuitization on a Non-Qualified Contract, a portion of each LIB Payment or Traditional Annuity Payment may be treated as a partial return of the Purchase Payment(s) and will not be taxed. The remaining portion of the payment will be treated as ordinary income. Once we have paid out all of your Purchase Payments, the entire annuity payment is taxable. LIB Payments/Traditional Annuity Payments from Qualified Contracts will likely be treated as fully taxable ordinary income. Death benefits are taxable as ordinary income to the Beneficiary and may be subject to estate taxes. Other tax rules and limitations may apply to Qualified Contracts. For more information see section 9, Taxes.

ACCESS TO YOUR MONEY: You can take withdrawals from the Accumulation Portion of the Contract during the Accumulation Phase. If you exercise the LIB, you can also take withdrawals during the Payout Phase from the LIB Portion of the Contract while we are making LIB Payments during Payout Phase subject to certain restrictions. Withdrawals may be subject to a withdrawal charge (see section 8, Expenses). You may also have to pay premium tax, income tax and a tax penalty on any money you take out (see section 9, Taxes for more information on the tax implications of withdrawals). The IRS may apply limits on withdrawals under certain Qualified Contracts. For more information see section 10, Access to Your Money.

DEATH BENEFIT: The Contract provides a Traditional Guaranteed Minimum Death Benefit (GMDB) during the Accumulation Phase. Under the Traditional GMDB we base the death benefit on the greater of the following (less any applicable premium tax):

o  Contract Value, or
o total Purchase Payments adjusted for partial withdrawals taken from the Accumulation Portion of the Contract.

The Traditional GMDB is described in more detail in section 12, Death Benefit. The Beneficiary will receive the death benefit under the Traditional GMDB. Subject to certain restrictions, the Contract also provides a benefit upon the death of the Annuitant(s) during the Payout Phase if you exercise the LIB. For more information, please see section 4, The Lifetime Income Benefit (LIB) - Contract Value Under The LIB. Death benefits are taxable as ordinary income to the recipient and may be subject to estate taxes. Under the LIB, if the Annuitant is the Contract Owner, the Beneficiary will receive the death benefit. If the Annuitant is not the Contract Owner, then the Contract Owner will receive the death benefit.

FREE LOOK/RIGHT TO EXAMINE: If you change your mind about owning the Contract, you can cancel it within ten days after receiving it (or the period required in your state). We will pay you the Contract Value on the day we receive your request to cancel the Contract at our Service Center. This may be more or less than your original Purchase Payment. In certain states, or if you have purchased the Contract as an IRA, we will refund the Purchase Payment. The free look provision under the Contract is also called the right to examine. For more information please see section 2, Purchase - Free Look/Right to Examine.

STATE SPECIFIC CONTRACT RESTRICTIONS: If you purchase a Contract, the Contract will be subject to the law of the state in which the Contract is issued. Some of the terms of the Contract may differ from the terms of a Contract delivered in another state because of state-specific legal requirements. Areas in which there may be state-specific Contract provisions may include:

o availability of Investment Choices, endorsements, Annuity Options, and/or DCA programs;
o free look rights;
o selection of certain Income Dates;
o restrictions on your ability to make additional Purchase Payments;
o premium taxes;
o selection of certain assumed investment rates for Traditional Annuity Payments; and
o transfer rights.

If you would like information regarding state-specific Contract provisions, you should contact your registered representative or contact our Service Center at the toll free number listed at the back of this prospectus.

PRIVACY POLICY: WE PLACE A HIGH PRIORITY ON MAINTAINING YOUR TRUST AND CONFIDENCE. A NOTICE OF THE PRIVACY POLICY FOLLOWED BY ALLIANZ LIFE AND ITS AFFILIATED COMPANIES IS PROVIDED IN THIS PROSPECTUS TO ENHANCE YOUR UNDERSTANDING OF HOW WE PROTECT YOUR PRIVACY WHEN WE COLLECT AND USE INFORMATION ABOUT YOU, AND THE STEPS WE TAKE TO SAFEGUARD THAT INFORMATION. FOR MORE INFORMATION SEE SECTION 16, PRIVACY NOTICE.

INQUIRIES: If you have any questions about the Contract or need more information, please contact our Service Center at the phone number or address listed at the back of this prospectus.

FEE TABLES
--------------------------------------------------------------------------------


The following tables describe the fees and expenses that you will pay when purchasing, owning and making a full withdrawal from the Contract. The first tables describe the fees and expenses that you will pay if you make a withdrawal from the Contract, or if you make transfers. Taxes, including premium tax charges, also may apply, although they do not appear in these tables. For more information see section 8, Expenses.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE DURING THE ACCUMULATION AND PAYOUT PHASES
(as a percentage of each Purchase Payment withdrawn)

     NUMBER OF COMPLETE YEARS SINCE
       RECEIPT OF PURCHASE PAYMENT              CHARGE
       ---------------------------              ------
                   0                             8.5%
                   1                             8.5%
                   2                             8.5%
                   3                               8%
                   4                               7%
                   5                               6%
                   6                               5%
                   7                               4%
                   8                               3%
          9 years or more                          0%

TRANSFER FEE(1)..................   First 12 transfers in a Contract Year are
                                    free. Thereafter, the fee is $25.

(1)......We reserve the right to restrict the number of transfers to 12 transfers per Contract Year and to charge a fee for any transfer over 12. DCA transfers are not currently counted against any free transfers we allow. We deduct this fee during both the Accumulation and Payout Phases. For more information please see section 8, Expenses - Transfer Fee.

CONTRACT OWNER PERIODIC EXPENSES

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Investment Options' fees and expenses.

SEPARATE ACCOUNT ANNUAL EXPENSES DURING THE ACCUMULATION PHASE:

         MORTALITY AND EXPENSE RISK (M&E) CHARGE
         (as a percentage of average daily assets invested in a
          subaccount on an annual basis)..................................2.10%

SEPARATE ACCOUNT ANNUAL EXPENSES DURING THE PAYOUT PHASE:

         M&E CHARGE
         (as a percentage of average daily assets invested in a subaccount on an annual basis)

         For any LIB Portion                           2.10%
         For any Traditional Annuity Portion           1.70%

         THE LIB FEE
         (as a percentage of annual Investment Option returns deducted from the assets invested in a subaccount on an annual basis)

                    LIB FEE RANGE: THE PORTION OF INVESTMENT  GUARANTEED MINIMUM
                              OPTION RETURNS THAT ARE....       LIB FEE RANGE
         LIB Option A                        More than 5%        More than 3%
                                             and up to 8%        and up to 6%
         LIB Option B                        More than 7%        More than 4%
                                            and up to 10%        and up to 7%

         We will immediately apply any Investment Option gains to the next year's annual LIB Payment that are: below the lower end of the LIB Fee Range; and are more than the upper end of the LIB Fee Range. The upper end of the LIB Fee Range is always 3% larger than the lower end of the range. We reserve the right to change the lower end of the LIB Fee Range for the next LIB Year based on the volatility of the past performance of your selected Investment Options. However, we guarantee that the LIB Fee Range will never be lower than the minimum listed in the table. Selecting Investment Options that have less volatility in their performance helps decrease the chance that we will exercise this right. For more information see section 4, The Lifetime Income Benefit
         (LIB) - The Base Payment, The LIB Options and The LIB Fee Range.

ANNUAL OPERATING EXPENSES OF THE INVESTMENT OPTIONS

[INVESTMENT OPTION EXPENSE INFORMATION FOR YEAR-END 2004 WILL BE ADDED UPON PRE-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT]

The amount listed below reflects the total annual operating expenses associated with the Investment Options before the effect of any contractual expense reimbursement or fee waiver. These expenses are deducted from the Investment Options' assets. These expenses will reduce the performance of the Investment Options and, therefore, will negatively affect your Contract Value and the amounts available for withdrawals (including IWB payments), and LIB Payments/Traditional Annuity Payments. They may also negatively impact the death benefit proceeds. We show the expenses as a percentage of an Investment Option's average daily net assets. Please see the Investment Options' prospectuses for more information regarding the fees and expenses of the Investment Options.

                                                                                    MINIMUM                 MAXIMUM

TOTAL ANNUAL INVESTMENT OPTIONS AND UNDERLYING FUNDS OPERATING
EXPENSES (INCLUDING MANAGEMENT FEES, DISTRIBUTION OR 12B-1 FEES, AND
OTHER EXPENSES) BEFORE FEE WAIVERS AND EXPENSE REIMBURSEMENTS                      0.___%*                  1.56%**

* This is an actual number for the prior calendar year.

** This is an estimated number for the current calendar year.

This table describes in detail the annual expenses for each of the Investment Options. We show the expenses as a percentage of an Investment Option's average daily net assets. The underlying funds may pay 12b-1 fees to the distributor of the Contract for distribution and/or administrative services. The underlying funds do not pay service fees or 12b-1 fees to the USAZ FusionPortfolios, and the USAZ FusionPortfolios do not pay service fees or 12b-1 fees. In addition, the USAZ Money Market Fund deducts a 12b-1 fee from its assets. The underlying funds of the USAZ FusionPortfolios may pay service fees to the insurance companies issuing variable contracts, or their affiliates, for providing customer service and other administrative services to contract purchasers. The amount of such service fees may vary depending on the underlying fund.

  ----------------------------------------------------------------------------------------------------------------------------------
                                                                                             INVESTMENT               TOTAL ANNUAL
                                                                                               OPTION                  OPERATING
                                                                                              OPERATING    UNDERLYING   EXPENSES
                                                                               AMOUNT OF   EXPENSES AFTER  FUND          AFTER
                                                                              CONTRACTUAL    CONTRACTUAL   EXPENSES   CONTRACTUAL
                                       ANNUAL INVESTMENT OPTION OPERATING     FEE WAIVERS    FEE WAIVERS   AND        FEE WAIVERS
                                     EXPENSES BEFORE FEE WAIVERS OR EXPENSE       AND            AND       12B-1       OR EXPENSE
  VARIABLE INVESTMENT OPTION                     REIMBURSEMENTS              REIMBURSEMENTSREIMBURSEMENTS  FEES**   REIMBURSEMENTS
  ----------------------------------------------------------------------------------------------------------------------------------
  ----------------------------------------------------------------------------------------------------------------------------------
                                     MANAGEMENT  12B-1    OTHER      TOTAL
                                                                    OPERATING
                                        FEES     FEES*   EXPENSES   EXPENSES
  ----------------------------------------------------------------------------------------------------------------------------------
  ----------------------------------------------------------------------------------------------------------------------------------
  USAZ Fusion Balanced Fund (1, 2,        .20%    --        .30%      .50%        .15%          .35%           1.20%     1.55%
  3)
  ----------------------------------------------------------------------------------------------------------------------------------
  ----------------------------------------------------------------------------------------------------------------------------------
  USAZ Fusion Moderate Fund (1, 2,        .20%    --        .30%      .50%        .15%          .35%           1.20%     1.55%
  3)
  ----------------------------------------------------------------------------------------------------------------------------------
  ----------------------------------------------------------------------------------------------------------------------------------
  USAZ Fusion Growth Fund (1, 2, 3)       .20%    --        .30%      .50%        .15%          .35%           1.20%     1.55%
  ----------------------------------------------------------------------------------------------------------------------------------
  ----------------------------------------------------------------------------------------------------------------------------------
  USAZ Money Market Fund (1, 4)
  ----------------------------------------------------------------------------------------------------------------------------------
*    The 12b-1 fees cover certain distribution and shareholder support services provided by the companies selling Contracts. Our principal underwriter,
     USAllianz Investor Services, LLC, will receive 12b-1 fees.

** These expenses include an arithmetic average of the expenses and 12b-1 fees of the underlying funds

(1) USAllianz Advisers, LLC ("USAZ"), the Investment Option's investment adviser, and the Investment Option have entered into a written contract limiting operating expenses (excluding certain Fund expenses including, but not limited to, any taxes, interest, brokerage fees or extraordinary expenses) from exceeding 0.35% through at least May 1, 2006. The operating expenses covered by the expense limitation include fees deducted from Fund assets such as audit fees and payments to outside trustees. The Investment
     Option is authorized to reimburse USAZ for management fees previously waived and/or for the cost of Other Expenses paid by USAZ provided that such reimbursement will not cause the Investment Option to exceed the expense limitations in the agreement. The Manager may request and receive reimbursement of fees waived or limited and other reimbursements made by the Manager. Any reimbursement to the Manager must be made not more than three years from the calendar year in which the corresponding reimbursement to the Investment Option was made.

(2) The Investment Option commenced operations as of December 31, 2004. The expenses shown above for the variable Investment Option are estimated for the current calendar year.

(3) Persons with Contract Value allocated to the USAZ Fusion Portfolios will also indirectly pay the expenses of the underlying funds. The underlying fund fees and expenses of 1.20% after contractual fee waivers and reimbursements are an estimate computed by determining the arithmetic average of the expense ratios of the underlying funds that are available for each Investment Option to purchase. The USAZ Fusion Portfolios, at the discretion of the Manager, may assign larger weightings to certain funds and may invest in underlying funds not included in this calculation. The range of fees for the underlying funds before contractual fee waivers and reimbursements of the Fund is from 0.65% to 1.45%.

     These expenses will vary, depending upon the allocation of assets to individual underlying funds. In addition, it can be expected that underlying funds may be added or deleted as investments, with a resulting change in expenses.

                                       16

     The investment advisers to the underlying funds or their affiliates may pay
     "service fees" to the Company or its affiliates for providing customer service and other administrative services to Contract purchasers. The amount of such fees may vary by underlying fund. The underlying funds may also pay Rule 12b-1 distribution fees to the distributor of the Contracts.
     The underlying funds do not pay service fees or 12b-1 fees to the USAZ
     Fusion Portfolios, and the Portfolios do not pay service fees or 12b-1 fees.

(4) The expenses shown above for the variable Investment Option are actual expenses for the prior calendar year.



EXAMPLES
-------------------------------------------------------------------------------


The expenses for your Contract may be different from those shown in the examples below depending upon which benefits apply.

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract Owner periodic expenses, and the annual operating expenses of the Investment Options before the effect of reimbursements and waivers.

You should not consider the examples below as a representation of past or future expenses. Actual expenses may be greater or less than those shown.

Premium taxes may apply but are not reflected in these examples.

For additional information, see section 8, Expenses.

[INVESTMENT OPTION EXPENSE INFORMATION FOR YEAR-END 2004 WILL BE ADDED UPON PRE-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT]

Assuming a $10,000 investment and a 5% annual return on your money, you may pay the following expenses if you take the following actions at the end of each time period....

a) make a full withdrawal during the Accumulation Phase. b) full annuitization under the LIB** and have us make LIB Payments. c) full annuitization and have us make Traditional Annuity Payments. d) do not make a full withdrawal during the Accumulation Phase.

    ---------------------------------------------------------------- -------------- ------------- ------------- --------------
    TOTAL ANNUAL INVESTMENT OPTION OPERATING EXPENSES BEFORE ANY        1 YEAR        3 YEARS       5 YEARS       10 YEARS
    FEE WAIVERS OR EXPENSE REIMBURSEMENTS:
    ---------------------------------------------------------------- -------------- ------------- ------------- --------------
    ---------------------------------------------------------------- -------------- ------------- ------------- --------------
    1.56%* (the maximum)                                             a) $           a) $          a) $          a) $
                                                                     b) $           b) $          b) $          b) $
                                                                     c) $           c) $          c) $          c) $
                                                                     d) $           d) $          d) $          d) $

    ---------------------------------------------------------------- -------------- ------------- ------------- --------------
    ---------------------------------------------------------------- -------------- ------------- ------------- --------------
    0.__% (the minimum)                                              a) $           a) $          a) $          a) $
                                                                     b) $           b) $          b) $          b) $
                                                                     c) $           c) $          c) $          c) $
                                                                     d) $           d) $          d) $          d) $
    ---------------------------------------------------------------- -------------- ------------- ------------- --------------

* This is an estimated number.

** You can only exercise the LIB if all Annuitants will be at least age 60 and no Annuitant is over age 80 on the Income Date.

At a 5% annual return, you will not incur any LIB Fee if you exercise the LIB. To better demonstrate the costs you may incur if you exercise the LIB we have included the following examples.

Assuming a $10,000 investment, you may pay the following expenses if you fully
Annuitize under the LIB** at the end of each time period....

a) under LIB Option A and receive a 6% return on your selected Investment
   Options.
b) under LIB Option A and receive a 7% return on your selected
   Investment Options.
c) under LIB Option A and receive a 8% return on your selected Investment Options.
d) under LIB Option B and receive a 8% return on your selected Investment Options.
e) under LIB Option B and receive a 9% return on your selected Investment Options.
f) under LIB Option B and receive a 10%
   return on your selected Investment Options.

    ---------------------------------------------------------------- -------------- ------------- ------------- --------------
    TOTAL ANNUAL INVESTMENT OPTION OPERATING EXPENSES BEFORE ANY        1 YEAR        3 YEARS       5 YEARS       10 YEARS
    FEE WAIVERS OR EXPENSE REIMBURSEMENTS:
    ---------------------------------------------------------------- -------------- ------------- ------------- --------------
    ---------------------------------------------------------------- -------------- ------------- ------------- --------------
    1.56%* (the maximum)                                             a) $           a) $          a) $          a) $
                                                                     b) $           b) $          b) $          b) $
                                                                     c) $           c) $          c) $          c) $
                                                                     d) $           d) $          d) $          d) $
                                                                     e) $           e) $          e) $          e) $
                                                                     f) $           f) $          f) $          f) $
    ---------------------------------------------------------------- -------------- ------------- ------------- --------------
    ---------------------------------------------------------------- -------------- ------------- ------------- --------------
    0.__% (the minimum)                                              a) $           a) $          a) $          a) $
                                                                     b) $           b) $          b) $          b) $
                                                                     c) $           c) $          c) $          c) $
                                                                     d) $           d) $          d) $          d) $
                                                                     e) $           e) $          e) $          e) $
                                                                     f) $           f) $          f) $          f) $
    ---------------------------------------------------------------- -------------- ------------- ------------- --------------

* This is an estimated number.

** You can only exercise the LIB if all Annuitants will be at least age 60 and no Annuitant is over age 80 on the Income Date.

As of June 30, 2005 no Contracts had been sold. Therefore, we have not provided any condensed financial information.


1. THE VARIABLE ANNUITY CONTRACT
--------------------------------------------------------------------------------


An annuity is a contract between you, the Contract Owner and an insurance company (in this case Allianz Life), where the insurance company promises to pay the Payee (you or someone you choose) an income in the form of annuity payments. This Contract provides two forms of variable annuity payments: LIB Payments and Traditional Annuity Payments. Variable annuity payments must begin on a designated date (the Income Date) selected by the Contract Owner. The Contract Owner can elect to begin LIB Payments immediately if the Annuitant(s) meet the age requirements for exercise. Traditional Annuity Payments are usually not available until after the second Contract Anniversary, although some states may require us to allow you to select an earlier Income Date for Traditional Annuity Payments. The Contract Owner can also choose to defer the Income Date until the older Annuitant(s)' 90th birthday or ten years from the Issue Date, whichever is later. However, if you elect to defer variable annuity payments until after an Annuitant's 81st birthday, the LIB will not be available to you. If you apply any part of your Contract Value to variable annuity payments, that portion of the Contract is in the Payout Phase. We call any part of the Contract that you apply to the LIB the LIB Portion and any part you apply to Traditional Annuity Payments the Traditional Annuity Portion. Any remaining part of the Contract that has not been applied to variable annuity payments is in the Accumulation Phase (we call this the Accumulation Portion).

The Contract benefits from tax deferral. Tax deferral means that you are not taxed on any earnings or appreciation on the assets in the Contract until you take money out of the Contract. For Qualified Contracts, the tax deferral is provided through compliance with specialized tax-qualification rules, and you do not receive any additional tax benefit by purchasing the Contract, although it may offer other features that meet your needs.

Your Investment Choices include the variable Investment Options. We do not currently offer any other Investment Choice. You can invest in any or all of the USAZ FusionPortfolios at any one time. However, the USAZ Money Market Fund is only available for Purchase Payments you apply to a DCA program during the first Contract Year, or for allocations of the initial Purchase Payment that we make during the free look period. The USAZ Money Market Fund is not available to receive transfers of Contract Value, and it is not available at all after the first Contract Year. Depending upon market conditions, you can gain or lose value in the Contract based on the investment performance of the variable Investment Options.

The amount of Contract Value you are able to accumulate in the Contract during the Accumulation Phase and the amount of LIB Payments/Traditional Annuity Payments we make during the Payout Phase depend in large part upon the investment performance of the Investment Options you select.

We will not make any changes to your Contract without your permission except as may be required by law.

OWNERSHIP

CONTRACT OWNER. You, as the Contract Owner, have all the rights under the Contract. The Contract Owner is designated at Contract issue. You can change Contract Owners at any time subject to our approval. However, there may be IRS or other restrictions on changing the ownership of a Qualified Contract. Upon our approval, any change will become effective as of the date you sign the request. Changing ownership may be a taxable event. You should consult with your tax adviser before doing this.

JOINT OWNER. A Non-Qualified Contract can be owned by Joint Owners. Upon the death of either Joint Owner, the surviving Joint Owner will become the primary Beneficiary. We will then treat any other Beneficiary designation on record at the time of death as a contingent Beneficiary. You can change Joint Owners under the same conditions as described for a Contract Owner.

ANNUITANT. The Annuitant is the individual on whose life we base LIB Payments and/or Traditional Annuity Payments. You name an Annuitant (and any joint Annuitant) subject to our approval. Subject to our approval, you may change the Annuitant(s) at any time before the Income Date unless the Contract is owned by a non-individual (for example, a qualified plan or trust). You cannot change the Annuitant if the Contract is owned by a non-individual. For Qualified Contracts, the Annuitant must be the Contract Owner unless the Contract is owned by a qualified plan or is part of a custodial arrangement. If you take a Partial Annuitization, the Annuitant must be the Contract Owner for each Partial Annuitization. We do not allow you to appoint joint Annuitants for Partial Annuitizations.

PAYEE. The Payee is the person or entity you designate to receive LIB Payments/Traditional Annuity Payments during the Payout Phase. An Owner or Annuitant can be the Payee but it is not required under the Contract. If you do not designate a Payee by the Income Date, we will make LIB Payments/Traditional Annuity Payments to the Contract Owner. The Contract Owner can change the Payee at any time.

BENEFICIARY. The Beneficiary is the person(s) or entity you name to receive any death benefit. You name the Beneficiary at Contract issue. You can change the Beneficiary or contingent Beneficiary at any time before your death unless you name an irrevocable Beneficiary. If you do not name a Beneficiary, any death benefit will be paid to your estate.

ASSIGNMENT OF A CONTRACT: An authorized request specifying the terms of an assignment of a Contract must be provided to the Service Center and approved by us. We will not be liable for any payment made or action taken before we record the assignment. An assignment may be a taxable event. We will not be responsible for the validity or tax consequences of any assignment. After the death benefit has become payable, an assignment can only be made with our consent. If the Contract is assigned, your rights may only be exercised with the consent of the assignee of record. Qualified Contracts generally cannot be assigned.



2. PURCHASE
--------------------------------------------------------------------------------


PURCHASE PAYMENTS

A Purchase Payment is the money you put into the Contract. To purchase this Contract, all Owners and Annuitant(s) must be age 80 or younger on the Issue Date. The Purchase Payment requirements are as follows:

o The minimum initial payment we will accept is $50,000.
o You can make additional Purchase Payments of at least $250 during the Accumulation Phase before the exercise of the IWB. o The maximum cumulative amount we will accept without our prior approval is $1 million (including amounts already invested in other Allianz Life variable annuities).
o You cannot make Purchase Payments after you exercise the IWB. IF YOU EXERCISE THE IWB AT CONTRACT ISSUE, YOU WILL BE LIMITED TO MAKING A SINGLE PURCHASE PAYMENT*.
o You also cannot make Purchase Payments after you take a Full Annuitization. IF YOU TAKE A FULL ANNUITIZATION UNDER THE LIB AT CONTRACT ISSUE, YOU WILL BE LIMITED TO MAKING A SINGLE PURCHASE PAYMENT*.

* If you fund the Contract with money from an exchange or transfer from another investment product and you exercise the IWB or the LIB in the first six months of the Contract, we will accept any of this money that we receive after the IWB Date or the Income Date.

We may, at our sole discretion, waive the minimum Purchase Payment requirement. We reserve the right to decline any Purchase Payment.

This Contract is not designed for professional market timing organizations, other entities, or persons using programmed, large or frequent transfers.

When available, the Contract may be used in connection with certain tax qualified retirement plans. The Contract includes attributes such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit; the purchase of this Contract does not provide additional tax deferral benefits beyond those provided in the qualified plan. Accordingly, if you are purchasing the Contract through a qualified plan, you should consider purchasing this Contract for its death benefit, annuity benefits and other non-tax deferral related benefits. Please consult a tax adviser for information specific to your circumstances to determine whether the Contract is an appropriate investment for you.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a Contract, we will allocate your Purchase Payment to the Investment Choices as you have selected. We ask that you allocate your money in either whole percentages or round dollars. Transfers do not change the allocation instructions for Purchase Payments. You can instruct us how to allocate additional amounts. If you do not instruct us, we will allocate them in the same way as your most recent instructions to us. You may change the allocation of future Purchase Payments without fee, penalty or other charge upon written notice or telephone instructions to the Service Center. A change will be effective for Purchase Payments received on or after we receive your notice or instructions. We do not currently accept future allocation instructions from you via email, website, or other electronic communications. This service may be available to you in the future.

We reserve the right to limit the number of Investment Options that you can invest in at one time. Currently you can invest in any or all of the USAZ FusionPortfolios at any one time. However, the USAZ Money Market Fund is only available for Purchase Payments you apply to a DCA program during the first Contract Year, or for allocations of the initial Purchase Payment that we make during the free look period. The USAZ Money Market Fund is not available to receive transfers of Contract Value, and it is not available at all after the first Contract Year.

Once we receive your initial Purchase Payment and the necessary information, we will issue the Contract and allocate your first Purchase Payment within two Business Days. If you do not give us all of the information we need, we will contact you or your registered representative to get it. If for some reason we are unable to complete this process within five Business Days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional Purchase Payments, we will credit these amounts to the Contract within one Business Day. Our Business Day closes when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern Time.

TAX-FREE SECTION 1035 EXCHANGES

Subject to certain restrictions, you can exchange all or a portion of one annuity contract for another, or a life insurance policy for an annuity contract, in a "tax-free" exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange a life insurance policy or annuity contract for the Contract described in this prospectus:

o you might have to pay a withdrawal charge on your previous contract; o there will be a new withdrawal charge period for this Contract; o other charges under this Contract may be higher (or lower); and o the benefits may be different.

If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange an existing life insurance policy or another annuity contract for this Contract unless you determine that the exchange is in your best interest.

FAXED APPLICATIONS

We will accept Contract applications delivered in writing, and in most states, we will accept applications via fax. We will treat a manually signed faxed application as an application delivered in writing. Please note that fax communications may not always be available. Any fax system (whether it is ours, yours, or your registered representative's) can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should submit your application in writing to our Service Center. We do not currently accept applications delivered via email or website. This may be available in the future.

FREE LOOK/RIGHT TO EXAMINE

If you change your mind about owning the Contract, you can cancel it within ten days after receiving it (or the period required in your state). When you cancel the Contract within this time period, we will not assess a withdrawal charge. You will receive your Contract Value as of the day we receive your request. In certain states, or if you have purchased the Contract as an IRA, we may be required to give you back your Purchase Payment if you decide to cancel your Contract within ten days after receiving it (or the period required in your state). If that is the case, we reserve the right to allocate your initial Purchase Payment to the USAZ Money Market Fund until the expiration of the free look period. The USAZ Money Market Fund is a variable Investment Option that is available to you only for Purchase Payments you apply to a DCA program during the first Contract Year. It is also available for us to allocate your initial Purchase Payment to during the free look period. At the end of that period, we will re-allocate your money as you selected. Currently, however, we will directly allocate your money to the Investment Choices as you have selected on your application except in California if you are age 60 or older. For Contract Owners in California age 60 or older, we will direct your money to the USAZ Money Market Fund during the free look period unless you specify otherwise on the appropriate form you will receive with the Contract. The free look provision under the Contract is also called the right to examine.

ACCUMULATION UNITS/COMPUTING THE CONTRACT VALUE

Your Contract Value in the subaccounts will go up or down based upon the investment performance of the Investment Option(s) you choose. Your Contract Value will also depend on the charges of the Contract. In order to keep track of your Contract Value, we use a measurement called an Accumulation Unit. During the Payout Phase of the Contract we call this measurement an Annuity Unit if you elect to have us make Traditional Annuity Payments. If you exercise the LIB, we will track both Accumulation Units (which we use to calculate the amount available for withdrawals and/or payment of the death benefit) and LIB Units (which we use to calculate LIB Payments).

When you make a Purchase Payment, we credit your Contract with Accumulation Units at the daily price next determined after receipt of the Purchase Payment. The daily purchase price is normally determined as of 4:00 p.m. Eastern Time each Business Day, and any Purchase Payment received after 4:00 p.m. Eastern Time will receive the next Business Day's price. The Purchase Payments you allocate to the Investment Options are actually placed into subaccounts. Each subaccount invests exclusively in one Investment Option. We determine the number of Accumulation Units we credit to your Contract by dividing the amount of the Purchase Payment allocated to a subaccount by the value of the corresponding Accumulation Unit.

Every Business Day, we determine the value of an Accumulation Unit for each subaccount by multiplying the Accumulation Unit value for the previous Business Day by the net investment factor for the current Business Day. We determine the net investment factor by:

o dividing the net asset value of a subaccount at the end of the current Business Day by the net asset value of the subaccount for the previous Business Day; and
o multiplying this result by one minus the amount of the M&E charge for the current Business Day and any charges for taxes.

We calculate the value of each Accumulation Unit after regular trading on the New York Stock Exchange closes each Business Day. The value of an Accumulation Unit may go up or down from one Business Day to the next. We calculate the Contract Value by multiplying the Accumulation Unit value in each subaccount by the number of Accumulation Units for each subaccount and then adding those results together.

EXAMPLE

o On Wednesday we receive an additional Purchase Payment of $3,000 from you before 4:00 p.m. Eastern Time.
o When the New York Stock Exchange closes on that Wednesday, we determine that the value of an Accumulation Unit based on an investment in the Investment Option you chose is $13.25.

We then divide $3,000 by $13.25 and credit your Contract on Wednesday night with
226.41509 subaccount Accumulation Units for the Investment Option you chose. If the $3,000 payment had been received after 4:00 p.m. Eastern Time, it would have received the next Business Day's price.

BONUS

During the Accumulation Phase and prior to the exercise of the IWB, we will credit your Contract with a bonus of 5% of the Contract Value on every fifth Contract Anniversary. We will not credit the Contract with a bonus after the IWB Date if you exercise the IWB, or after the Income Date if you take a Full Annuitization. The bonus vests immediately upon being credited to the Contract. We will apply the bonus to the USAZ FusionPortfolios according to your most recent allocation instructions, excluding any allocations you made to the USAZ Money Market Fund.

IF YOU TERMINATE THE CONTRACT, EXERCISE THE IWB, OR TAKE A FULL ANNUITIZATION BEFORE THE FIFTH CONTRACT ANNIVERSARY YOU WILL NOT RECEIVE THE BENEFIT OF THE BONUS.

Bonus amounts are immediately available for withdrawal (including IWB payments), LIB Payments, Traditional Annuity Payments and/or the payment of a death benefit. You will not receive the benefits of the bonus in any guaranteed benefits that are based on Purchase Payments, but bonus amount are included in the guaranteed benefits that are based on Contract Value. All bonus amounts and any gains or losses attributable to bonus amounts are considered to be earnings under the Contract and are treated as such for purposes of the withdrawal charge. We pay bonus amounts from the general account assets of Allianz Life. We expect to profit from certain charges assessed under the Contract (for example, the mortality and expense risk charge) associated with the bonus.


3. THE PAYOUT PHASE
--------------------------------------------------------------------------------


You can apply your Contract Value to regular periodic income payments (variable annuity payments). A Partial Annuitization occurs when you apply only part of your Contract Value to variable annuity payments. A Full Annuitization occurs when you apply all of the Contract Value remaining in the Accumulation Portion of the Contract to variable annuity payments. The Payee will receive the variable annuity payments (Traditional Annuity Payments and/or LIB Payments) we make and you will receive tax reporting on those payments. We may require proof of the Annuitant(s)' age before making any LIB Payments or life contingent Traditional Annuity Payments. If the age or sex or the Annuitant(s) are misstated, the amount payable will be the amount that would have been provided at the true age or sex.

IF YOU TAKE A FULL ANNUITIZATION, WE WILL NO LONGER ACCEPT ADDITIONAL PURCHASE PAYMENTS* AND WE WILL NO LONGER CREDIT A BONUS TO THE CONTRACT.

* If you fund the Contract with money from an exchange or transfer from another investment product and you exercise the LIB in the first six months of the Contract, we will accept any of this money that we receive after the Income Date.

INCOME DATE

The Income Date is the date variable annuity payment (LIB Payments/Traditional Annuity Payments) will begin. You can select an Income Date at Contract issue. It must fall on either the 1st or 15th of a calendar month. If the Annuitant(s) meet the age requirements for exercise of the LIB at Contract issue, the earliest Income Date that you can select would be the 1st or the 15th of a calendar month that occurs after the Issue Date. If you elect to have us make Traditional Annuity Payments, the earliest Income Date that you can typically select would be the 1st or the 15th of a calendar month that occurs after the second Contract Anniversary. However, some states may require us to allow you to select an earlier Income Date for Traditional Annuity Payments. If you do not select an Income Date at Contract issue, we will apply the latest date allowed by the Contract, which is the first day of the calendar month following the older Annuitant's 90th birthday or ten years from the Issue Date, whichever is later. If you elect to defer variable annuity payments until after an Annuitant's 81st birthday, the LIB will not be available to you. You can make an authorized request for a different Income Date after the Issue Date. Any such request is subject to our approval. The Income Date will never be later than what is permitted under applicable law.

PARTIAL ANNUITIZATION

We currently allow you to apply a portion of your Contract Value (and not the entire Contract Value) to variable annuity payments, according to the applicable annuitization rules. We refer to this as a Partial Annuitization. You can take one Partial Annuitization every six months. The maximum number of Partial Annuitizations we allow at any one time is five. If you have five Partial Annuitizations you will not be able to apply any Contract Value remaining in the Accumulation Portion to additional variable annuity payments.

A Partial Annuitization will decrease the amounts available for withdrawals (including IWB payments), payment of the death benefit, and any future LIB Payments and/or Traditional Annuity Payments. Amounts you apply to a Partial Annuitization and annuity payments we make under a Partial Annuitization are not subject to the withdrawal charge. However, annuity payments we make under a Partial Annuitization will be treated as a partial withdrawal for tax purposes. This means that any gains in the entire Contract will be considered to be distributed before Purchase Payments. For Non-Qualified Contracts, gains are generally subject to ordinary income tax and Purchase Payments are not. For

Qualified Contracts, the entire annuity payment we make under a Partial Annuitization will most likely be subject to ordinary income taxes. In addition, if you are younger than age 59 1/2, annuity payments under a Partial Annuitization may also be subject to a 10% penalty tax. Partial Annuitizations may also affect the tax treatment of any future LIB Payments and/or Traditional Annuity Payments. You should consult a tax adviser before requesting a Partial Annuitization.

If you take a Partial Annuitization, we will transfer Contract Value from the Accumulation Portion of the Contract to the LIB and/or Traditional Annuity Payments. We will transfer Purchase Payments proportionately on first-in-first-out basis. If you take a partial LIB, you may be able to take partial withdrawals from the Contract Value remaining under the LIB Portion. For purposes of calculating the withdrawal charge on a partial withdrawal under the LIB, we consider Purchase Payments (which are subject to the withdrawal charge) to be withdrawn first, before any Contract gains (which are not subject to the withdrawal charge). For more details on how we calculate the withdrawal charge, please see section 8, Expenses - Withdrawal Charge.

EXAMPLE

o You purchase a Non-Qualified Contract with an initial Purchase Payment of $50,000.
o You make a second Purchase Payment of $30,000 in the second Contract
  Year.
o In the fifth Contract Year, you instruct us to apply 75% of your $150,000 Contract Value to a partial LIB.

We would transfer Purchase Payments to a partial LIB as follows:

     75% of total Purchase Payments =
        0.75 x ($50,000 + $30,000) = 0.75 x $80,000 =           $60,000
                                                                 ======

     Therefore, we would transfer all of the initial $50,000 Purchase Payment and $10,000 of the second Purchase Payment to the partial LIB.

For tax purposes, the gains in the entire Contract ($70,000) would have to be distributed and subject to income tax before Purchase Payments (which are not subject to income tax) would be distributed. However, if you take a partial withdrawal under the partial LIB, we would consider the $50,000 initial Purchase Payment to be distributed first for purposes of calculating the withdrawal charge.

4. THE LIFETIME INCOME BENEFIT (LIB)
--------------------------------------------------------------------------------

The Contract automatically includes a Lifetime Income Benefit (LIB). The LIB provides lifetime income in the form of variable annuity payments (LIB Payments). We guarantee that future annual LIB Payments will be at least equal to the initial annual LIB Payment as long as you do not take any partial withdrawals from the LIB Portion. On every fifth LIB Anniversary prior to the older Annuitant's 91st birthday, we will increase this guarantee to "lock in" a portion of any Investment Option gains.

To exercise the LIB all Annuitant(s) must be at least age 60 and no Annuitant can be over age 80 on the Income Date. If the Annuitant(s) meet the age requirement for exercise of the LIB at Contract issue, the earliest possible Income Date you can select would be the 1st or 15th of a calendar month that occurs after we issue the Contract.

IF ANY ANNUITANT IS AGE 80 ON THE ISSUE DATE AND THE LIB IS NOT EXERCISED PRIOR TO THAT ANNUITANT'S 81ST BIRTHDAY, YOU WILL HAVE INCURRED HIGHER CONTRACT EXPENSES WITHOUT RECEIVING ANY BENEFIT FROM THE LIB. IN ADDITION, IF THERE ARE JOINT ANNUITANTS AND THERE IS MORE THAN A 20-YEAR AGE DIFFERENCE BETWEEN THE JOINT ANNUITANTS, THE LIB WILL NOT BE AVAILABLE AND YOU WILL HAVE INCURRED HIGHER CONTRACT EXPENSES WITHOUT RECEIVING ANY BENEFIT FROM THE LIB. BE SURE TO DISCUSS WITH YOUR REGISTERED REPRESENTATIVE IF THE LIB IS APPROPRIATE FOR YOUR SITUATION.

The LIB does not create Contract Value or guarantee the performance of any Investment Option. Please refer to the applicable endorsements to the Contract for the specific terms and conditions of the LIB.

If you exercise the LIB we will make LIB Payments to the Payee beginning on the Income Date. The initial annual LIB Payment ranges from 3% to 10% of the initial LIB value depending on the Annuitant(s)' age on the Income Date. You can find the table of percentages that apply to the initial annual LIB Payment in your Contract.

Upon Full Annuitization under the LIB, the initial LIB value on the Income Date is equal to the greater of the following (less any applicable premium tax):

o    the Contract Value remaining in the Accumulation Portion, or
o the total Purchase Payments adjusted for partial withdrawals taken from the Accumulation Portion (this includes amounts you applied to any Partial Annuitizations).

UPON FULL ANNUITIZATION UNDER THE LIB, YOU CANNOT MAKE ANY ADDITIONAL PURCHASE PAYMENTS*, WE WILL NO LONGER CREDIT A BONUS TO THE CONTRACT, AND THE IWB CANCELS.

* If you fund the Contract with money from an exchange or transfer from another investment product and you exercise the LIB in the first six months of the Contract, we will accept any of this money that we receive after the Income Date.

If you fund the Contract with money from an exchange or transfer from another investment product, and you take a Full Annuitization under the LIB in the first six months of the Contract, and we receive some or all of this money after the Income Date, on the Business Day we receive the money we will:

o    increase the Base Payment guarantee,
o    increase the amount of your next LIB Payment, and
o add the money to the Contract Value remaining under the LIB that is available for withdrawals and payment of the death benefit.

If you take a Full Annuitization under the LIB, LIB Payments should be treated as annuity payments for tax purposes. For Non-Qualified Contracts this means that a portion of each payment may be treated as gains that are subject to tax as ordinary income, and the remaining portion of the payment will be considered to be a return of your investment and will not be subject to income tax. Once we have paid out all of your Purchase Payments, however, the full amount of each LIB Payment will be subject to tax as ordinary income. For Qualified Contracts, the entire LIB Payment will most likely be subject to tax as ordinary income. Under a Full Annuitization, LIB Payments will generally not be subject to the 10% penalty tax if you take a full Annuitization under the LIB and you do not take withdrawals from the LIB Portion after the Income Date

Alternatively, you can take a Partial Annuitization under the LIB. We call this a partial LIB. For a partial LIB, the initial LIB value is equal to the amount of Contract Value you apply to the LIB. If you take a partial LIB, LIB Payments will be treated as withdrawals and not annuity payments for tax purposes. This means that for tax purposes, any Contract gains in the entire Contract will be considered to be distributed before Purchase Payments. For Non-Qualified Contracts, gains are generally subject to income tax and Purchase Payments are not. For Qualified Contracts, the entire LIB Payment under a partial LIB will most likely be subject to income taxes. In addition, if you are younger than age 59 1/2, LIB Payments under a partial LIB may also be subject to a 10% penalty tax. For more information on Partial Annuitization, please see section 3, The Payout Phase - Partial Annuitizations.

If you exercise the IWB and you wish to convert all of your remaining IWB payments to LIB Payments, the initial LIB value on the Income Date is equal to the greater of the following (less any applicable premium taxes):

o    the Contract Value remaining in the Accumulation Portion, or
o the remaining IWB value (for more information regarding the calculation of the IWB value, see section 10, Access to Your Money - Increasing Withdrawal Benefit (IWB)).

If you convert only a portion of your remaining IWB payments to LIB Payments, the initial LIB value on the Income Date is equal to the Contract Value you apply to the partial LIB. If you exercise the IWB and the LIB simultaneously:

o partial withdrawals (including IWB payments) you take from the Accumulation Portion will not affect LIB Payments we make to the Payee or the Contract Value remaining under the LIB, and
o partial withdrawals you take from the LIB Portion and LIB Payments we make will not affect IWB payments we make or the Contract Value remaining to you under the Accumulation Portion.

If there is only one Annuitant we will make LIB Payments during the life of the Annuitant, ceasing with the last payment due prior to the Annuitant's death. If there are joint Annuitants we will make LIB Payments during the joint lifetime of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, payments will continue during the lifetime of the surviving joint Annuitant at 100% of the amount that we paid when both Annuitants were alive.

The Contract Owner can elect to have us make LIB Payments on an annual, semi-annual, quarterly, monthly or semi-monthly basis. Monthly and semi-monthly payments are only available through an electronic transfer of funds. Each LIB Payment amount will be equal to the annual LIB Payment divided by the number of payments we will make during the LIB Year. If the initial amount that you are applying to LIB Payments is less than $25,000 then you must agree to structure payments so that the initial LIB Payment exceeds $100. If we are unable to structure the initial LIB Payment so that it exceeds $100, the LIB will be unavailable to you and we will contact you to discuss alternate arrangements.

We will base LIB Payments on the investment allocations that were in place on the Income Date, excluding amounts you allocated to the USAZ Money Market Fund.

Each LIB Portion will terminate upon the earliest of:

o full withdrawal of all Contract Value remaining under that LIB Portion,
o the death of the last surviving Annuitant for that LIB Portion, or
o Contract termination.

THE BASE PAYMENT, THE LIB OPTIONS AND THE LIB FEE RANGE

The Base Payment is the guaranteed minimum annual LIB Payment we will make. It protects the annual LIB Payment in the event that your selected Investment Options experience a loss in value. The initial Base Payment on the Income Date is equal to the initial annual LIB Payment. We will increase the Base Payment on every fifth LIB Anniversary prior to the older Annuitant's 91st birthday to "lock in" a percentage of any Investment Option gains that are present on that anniversary. The Base Payment will not decrease unless you take a partial withdrawal from the LIB Portion. It may increase as often as every five years.

At least thirty days prior to the Income Date (or on the Issue Date if you exercise the LIB at Contract issue), we will ask you to select a LIB Option. The LIB Option determines:

o the extent to which we will lock in any future gains on the Base Payment (the Lock In Guarantee),
o the range of any Investment Option gains we use to fund the Base Payment guarantee (the LIB Fee Range), and o the amount of any Investment Option gains we credit immediately to the next year's annual LIB Payment (the amount of any gains that are above and below the LIB Fee Range).

Depending on the LIB Option you select, future annual LIB Payments will:

o receive less of an immediate credit of the prior LIB Year's Investment Option gains (if any), and have a higher potential Lock In Guarantee for the Base Payment, or
o receive more of an immediate credit of any gains, and provide a lower potential Lock In Guarantee for the Base Payment.

The currently available LIB Options are listed in the following table.

                           LOCK IN       LIB FEE RANGE        GUARANTEED MINIMUM
                          GUARANTEE                                LIB FEERANGE
   LIB Option A              100%         More than 5%             More than 3%
                                          and up to 8%             and up to 6%
   LIB Option B              75%          More than 7%             More than 4%
                                          and up to 10%            and up to 7%

If you select LIB Option B, you can switch to LIB Option A on any fifth LIB Anniversary prior to the older Annuitant's 91st birthday. To switch LIB Options you must provide the Service Center with written notice at least 30 days before the LIB Anniversary on which you wish to effect the change.

The Lock In Guarantee is the portion of the gain (if any) between the last Base Payment we calculated and the annual LIB Payment on any fifth LIB Anniversary that we will add to the last Base Payment. In addition, the Base Payment will not decrease unless you take a partial withdrawal from the LIB Portion. If you take a partial withdrawal from the LIB Portion we will reduce the Base Payment by the percentage of Contract Value withdrawn (including any withdrawal charge) for each withdrawal you take. If you do not take any partial withdrawals from the LIB Portion, the Base Payment on any fifth LIB Anniversary will never be less than the last Base Payment we calculated.

EXAMPLE OF THE EFFECT OF THE LOCK IN GUARANTEE ON THE BASE PAYMENT

o        On the tenth LIB Anniversary, the annual LIB Payment
     for the eleventh LIB Year =                                          $1,300
o        The last Base Payment we calculated =                            $1,200
o        The gain between the last Base Payment and the annual
     LIB Payment on the tenth anniversary  = $1,300 - $1,200 =              $100

Under LIB Option A, the Lock In Guarantee is 100%.
    The new Base Payment on the tenth LIB Anniversary =
    (100% x $100) + $1,200 = $100 + $1,200 =                              $1,300
                                                                           =====

Under LIB Option A, we guarantee that the annual LIB Payments in the 11th through 15th LIB Years will be at least equal to $1,300*.

Under LIB Option B, the Lock In Guarantee is 75%.
    The new Base Payment on the tenth LIB Anniversary =
    (75% x $100) + $1,200 = $75 + $1,200 =                                $1,275
                                                                           =====

Under LIB Option B, we guarantee that the annual LIB Payments in the 11th through 15th LIB Years will be at least equal to $1,275*.

* Assumes you take no partial withdrawals under the LIB.

The LIB Fee Range determines both the portion of the prior LIB Year's Investment Option gains that we credit immediately to the next year's annual LIB Payment, and the amount of those gains we use to fund the Base Payment guarantee (the LIB
Fee). The LIB Fee is a charge we use to pay for past/future LIB Payments that, due to poor performance, would have been less than the Base Payment guarantee. If your Investment Options' performance produces LIB Payments that are always at or above the Base Payment, the LIB Fee will provide no benefit to you.

The upper end of the LIB Fee Range is always 3% larger than the lower end of the range. We reserve the right to change the lower end of the LIB Fee Range for the next LIB Year based on the volatility of the past performance of your selected Investment Options. However, we guarantee that the LIB Fee Range will never be lower than the minimum listed in the table. Selecting Investment Options that have less volatility in their performance helps decrease the chance that we will exercise this right. For example, if you were to select the USAZ Fusion Balanced Fund as your only Investment Option, it is unlikely that we would decrease the lower end of the LIB Fee Range. If you were to select the USAZ Fusion Moderate Fund as your only Investment Option, it is more likely that we may move the lower end of the LIB Fee Range 1% up or down in any one year. If you were to select the USAZ Fusion Growth Fund as your only Investment Option, it is more likely that we may move the lower end of the LIB Fee Range 1% to 2% up or down in any one year.

We will immediately apply any of the prior LIB Year's Investment Option gains to the next year's annual LIB Payment that are:

o        less than the lower end of the LIB Fee Range, and
o        more than the upper end of the LIB Fee Range.

EXAMPLE OF THE LIB FEE CALCULATION

You select LIB Option A and your Investment Options return in the first LIB Year is 8%. We will immediately credit 5% of the return to the next year's annual Market Payment and we will use the remaining 3% to fund the Base Payment guarantee we provide. Alternatively, if you select LIB Option B and your return is 9% in the first LIB Year, we will immediately credit 7% of the return to the next year's annual payment and we will use the remaining 2% to fund the Base Payment guarantee we provide. This spreading mechanism helps to provide a stabilizing effect on the annual LIB Payment: it dampens the highs and lows associated with variable annuity payments.

CALCULATION OF THE ANNUAL LIB PAYMENTS AFTER THE FIRST LIB YEAR

Beginning on the first LIB Anniversary and on every LIB Anniversary after that, we determine the next LIB Year's annual LIB Payment based on the performance of the subaccounts of the Investment Options you selected and the applicable LIB Option. We use several measurements to calculate the new annual LIB Payment.

MARKET PAYMENT. This is the variable annuity payment that reflects the actual performance of the subaccounts for the last LIB Year, less any LIB Fee. This is the payment you would receive if it were not stabilized by the Base Payment guarantee.

On the Income Date, the Market Payment is equal to the initial annual LIB Payment. To calculate future Market Payments we use a measurement called a LIB Unit. On the Income Date we divide the initial annual LIB Payment among the subaccounts of your selected Investment Options according to the percentage of Contract Value in each subaccount. We then determine the initial number of LIB Units in each subaccount by dividing the amount of the initial annual LIB Payment apportioned to each subaccount by the LIB Unit value on the Income Date. We determine the value of a LIB Unit on each Business Day in the same way that we determine the value of an Accumulation Unit (see section 2, Purchase - Accumulation Units). The number of LIB Units in each subaccount will change after the Income Date if:

o        you make a transfer, or
o        you take a withdrawal from the LIB Portion, or
o        when we deduct the LIB Fee from the Market Payment.

On any Business Day, the Market Payment is equal to the sum of the LIB Units in each subaccount multiplied by the LIB Unit value for that subaccount. The Market Payment may increase or decrease from one Business Day to the next and is not subject to any guaranteed minimum.

EXAMPLE OF THE MARKET PAYMENT CALCULATION

o You exercise the LIB and select LIB Option B at Contract issue.
o LIB Option B has a LIB Fee Range of more than 7% and up to 10%.
o The initial annual LIB Payment and the initial Market Payment are $1,000.
o 60% of the Contract Value is in subaccount A of Investment Option #1.
o The LIB Unit value for subaccount A on the Income Date is $12, and on the f irst LIB Anniversary it is $13.
o 40% of the Contract Value is in subaccount B of Investment Option #2.
o The LIB Unit value for subaccount B on the Income date is $15, and on the first LIB Anniversary it is $18.

We calculate the NUMBER OF LIB UNITS ON THE INCOME DATE in each subaccount as follows: We apportion 60% of the initial annual LIB Payment to subaccount A
      = 60% x $1,000 =                                                   600.00
    We then divide by the LIB Unit value for subaccount A              / $12.00
                                                                       --------
    Total LIB Units for subaccount A =                                    50.00

    Weapportion 40% of the initial annual LIB Payment to subaccount B = 40% x
      $1,000 =                                                           400.00
    We then divide by the LIB Unit value for subaccount B              / $15.00
                                                                       --------
    Total LIB Units for subaccount B =                                  26.6667

We calculate the MARKET PAYMENT ON FIRST LIB ANNIVERSARY as follows:
    The number of LIB Units in subaccount A                               50.00
      multiplied by the LIB Unit value for subaccount A                X $13.00
                                                                       --------
    Market Payment for subaccount A =                                   $650.00

    The number of LIB Units in subaccount B                             26.6667
      multiplied by the LIB Unit value for subaccount A                X $18.00
                                                                       --------
    Market Payment for subaccount B =                                   $480.00

    Total Market Payment = $650 + $480 =                              $1,130.00
                                                                       ========

We calculate the GAIN AT THE END OF THE FIRST LIB YEAR as the increase in the Market Payment on the first LIB Anniversary over the initial Market Payment:
($1,130 - $1,000) = $130.

We calculate the dollar value of the lower end of the LIB FEE RANGE ON FIRST LIB ANNIVERSARY as follows: Lower end of the LIB Fee Range is 7% of the prior
      LIB Year's annual LIB Payment = 7% x $1,000 =                          $70
    Upper end of the LIB Fee
    Range is 10% of the prior
      LIB Year's annual LIB Payment = 10% x $1,000 =                        $100

    The DOLLAR AMOUNT OF LIB FEE at the end of the first LIB Year is the amount of the gain that falls within
      the LIB Fee Range = $100 - $70 =                                       $30
                                                                              ==

WE DEDUCT LIB UNITS FROM THE SUBACCOUNTS FOR THE LIB FEE on the first LIB
    Anniversary as follows: The LIB Fee multiplied by the percentage of Market Payment for subaccount A on the first LIB Anniversary, with the result then divided by the LIB Unit value for subaccount A on
      the first LIB Anniversary = ($30 x ($650 / $1,130)) / $13.00 =
      ($30 x 0.5752) / $13.00 =                                          1.3274
    Total LIB Units remaining in subaccount A after deduction of the
      LIB Fee = 50 - 1.3274 =                                           48.6726
                                                                        =======

    The LIB Fee multiplied by the percentage of Market Payment for subaccount A on the first LIB Anniversary, with the result then divided by the LIB Unit value for subaccount A on
      the first LIB Anniversary = ($30 x ($480 / $1,130)) / $18.00 =
      ($30 x 0.4248) / $18.00 =                                           0.7080
    Total LIB Units remaining in subaccount A after deduction of the
      LIB Fee = 26.6667 - 0.7080 =                                       25.9587
                                                                         =======

We calculate the MARKET PAYMENT ON THE FIRST LIB ANNIVERSARY as follows:
    The number of LIB Units in subaccount A                              48.6726
      multiplied by the LIB Unit value for subaccount A                 X $13.00
                                                                        --------

    Market Payment for subaccount A =                                    $632.74

    The number of LIB Units in subaccount B                              25.9587
      multiplied by the LIB Unit value for subaccount B                 X $18.00
                                                                        --------
    Market Payment for subaccount B =                                    $467.26

    Total Market Payment = $632.74 + $467.26 =                         $1,100.00
                                                                        ========

LIB ACCOUNT. This is an account we use to help stabilize the annual LIB Payment from one LIB Year to the next. On the Income Date the LIB Account is zero. On each LIB Anniversary we add any LIB Fee to the LIB Account. In addition, if you elect anything other than annual LIB Payments, on each LIB Payment date other than the LIB Anniversary we will also add to the LIB Account:

o the difference between the Market Payment on the LIB Payment date and the annual LIB Payment amount we calculated on the most recent LIB Anniversary,
o    divided by the number of payments we make in the LIB Year.

This difference could be positive or negative. The LIB Account is not directly available to you. You cannot move Contract Value into or out of the LIB Account. It is only available to you to the degree that we use it to fund the Base Payment guarantee. In addition, if your Investment Options' performance produces Market Payments that are always at or above the Base Payment, the LIB Fee will provide no benefit to you.

LIB PAYMENT. After the first LIB Year, the annual LIB Payment is equal to the Market Payment unless:

o the Market Payment is less than the Base Payment. In this case we would set the annual LIB Payment equal to the Base Payment.
o the LIB Account is negative. In this case we would set the annual LIB Payment equal to the Market Payment less the amount of the LIB Account. If this amount is less than the Base Payment, we will set the annual LIB Payment equal to the Base Payment.

EXAMPLE OF THE EFFECT OF INVESTMENT OPTION PERFORMANCE ON THE LIB ACCOUNT AND THE LIB PAYMENT

o We will continue from the preceding Market Payment example.
o You elect to have us make semiannual LIB Payments.
o The Market Payment is as follows:
-        On the Income Date it is $1,000.
-        Six months after the Income Date it is $1,050.
-        On the first LIB Anniversary it is $1,100.
-        Six months after the first LIB Anniversary it is $980.
-        On the second LIB Anniversary it is $1,020.
o On the Income Date the LIB Account is zero.
o On the Income Date the initial annual LIB Payment, the Market Payment, and the Base Payment are all equal to $1,000.

We calculate the semiannual LIB PAYMENT AMOUNT DURING THE FIRST LIB YEAR as follows: The initial annual LIB Payment divided by the number of
      LIB Payments we are to make during the LIB Year =
      $1,000 / 2 =                                                          $500

SIX MONTHS AFTER THE INCOME DATE WE CALCULATE THE AMOUNT WE WILL ADD THE LIB
    ACCOUNT as follows: The Market Payment $1,050 Minus the annual LIB Payment amount - 1,000
                                                                              50
    Divided by the number LIB Payments we make during the LIB Year           / 2
                                                                             ---
    The amount we add to the LIB Account                                     $25
                                                                              ==

ON THE FIRST LIB ANNIVERSARY WE CALCULATE THE BALANCE IN THE LIB ACCOUNT as follows:
    The previous balance in the LIB Account                                  $25
PLUS
    The LIB Fee (see the preceding Market Payment example)                  + 30
                                                                            ----
                                                                             $55

ON THE FIRST LIB ANNIVERSARY WE CALCULATE THE LIB PAYMENT as follows:
    The Market Payment ($1,100) is greater than the Base Payment, so the Base Payment has no impact on the LIB Payment. The LIB Account is positive and has no impact on the LIB Payment. Therefore, the LIB Payment is equal to the Market Payment, which is $1,100.

We calculate the semiannual LIB PAYMENT AMOUNT DURING THE SECOND LIB YEAR as follows: The annual LIB Payment on the first LIB Anniversary divided by the number of LIB Payments we are to make during
      the LIB Year = $1,100 / 2 =                                           $550

SIX MONTHS AFTER THE FIRST LIB ANNIVERSARY WE CALCULATE THE BALANCE IN THE LIB ACCOUNT as follows:
    The previous balance in the LIB Account                                  $55
PLUS
    The Market Payment minus the annual LIB Payment amount divided by the number
      LIB Payments we make during the
      LIB Year = ($980 - $1,100) / 2 = - $120 / 2                           - 60
                                                                             ---
                                                                            - $5

ON THE SECOND LIB ANNIVERSARY THE MARKET PAYMENT has risen to $1,020. However, the Investment Options experienced a loss for the second LIB Year. Therefore, we will not deduct a LIB Fee and the balance in the LIB Account will remain at - $5.

ON THE SECOND LIB ANNIVERSARY WE CALCULATE THE LIB PAYMENT as follows: The LIB Account is negative.
    Therefore, we will set the LIB Payment equal to the Market Payment less the amount of the LIB Account = $1,020 - $5 = $1,015. The LIB Payment is greater than the Base Payment, so the Base Payment has no impact on the LIB Payment.

We calculate the semiannual LIB PAYMENT AMOUNT DURING THE THIRD LIB YEAR as follows: The annual LIB Payment on the second LIB Anniversary divided by the number of LIB Payments we are to make during
      the LIB Year = $1,015 / 2 =                                        $507.50

CONTRACT VALUE UNDER THE LIB

The Contract Value that you apply to the LIB Portion is available for withdrawals and payment of a death benefit until 30 days after the tenth LIB Anniversary. We reduce this Contract Value for each LIB Payment that we make on the LIB Payment date. Between LIB Payment dates, the Contract Value increases and decreases according to the performance of your selected Investment Options. Withdrawals and the death benefit are no longer available beginning on the 31st day after the tenth LIB Anniversary.

Beginning on the tenth LIB Anniversary and for the 30 calendar days after that, we guarantee that the Contract Value available for withdrawals and payment of the death benefit under the LIB Portion will be at least equal to the initial LIB value less all LIB Payments we made and reduced proportionately by the percentage of Contract Value (including any withdrawal charge) for each partial withdrawal you took from the LIB Portion.

The death benefit is equal to the Contract Value remaining under the LIB Portion (less any applicable premium tax and withdrawal charge). The death benefit is taxable to the recipient and may be subject to estate taxes.

The following table is intended to help you better understand what happens upon the death of the Annuitant and/or Owner under the LIB Portion. For more information on what happens upon the death any Owner and/or Annuitant under the entire Contract, please see section 12, Death Benefit. For Qualified Contracts, the Annuitant must be the Contract Owner unless the Contract is owned by a qualified plan or is part of a custodial arrangement. If you take a Partial Annuitization, the Annuitant must be the Contract Owner for each Partial Annuitization. We do not allow you to appoint joint Annuitants for Partial Annuitizations.

------------------------------------------------------------------------------------------------------------------------------------
UPON THE DEATH
OF...                                                          ACTION UNDER ANY LIB PORTION
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
the Annuitant.    o LIB Payments will stop and the LIB Portion will terminate.
                  o We will pay a death benefit if death occurs before the
                    31st day after the tenth LIB Anniversary. If death occurs
                    after that, we will not pay a death benefit.
There is no       o If the deceased was not an Owner, we will pay any death benefit to the Contract Owner.
surviving joint   o If the deceased was the only surviving Owner, we will pay any death benefit to the Beneficiary. The
Annuitant.          Beneficiary becomes the Contract Owner if the Contract continues.
                  o If the deceased was a Joint Owner, we will pay any death benefit to the surviving Joint Owner. The surviving Joint
                    Owner becomes the sole Contract Owner if the Contract
                    continues.
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
the Annuitant.    o LIB Payments to the Payee will continue during the lifetime of the joint Annuitant.
                  o We will not pay a death benefit.
There is a        o If the deceased was the only surviving Contract Owner, the Beneficiary becomes the Contract Owner.
surviving joint   o If the deceased was a Joint Owner, the surviving Joint Owner becomes the sole Contract Owner.
Annuitant.
------------------------------------------------------------------------------------------------------------------------------------


                                       29

------------------------------------------------------------------------------------------------------------------------------------
the Contract      o The Beneficiary becomes the Contract Owner.
Owner.            o If the deceased was not an Annuitant, LIB Payments to the Payee will continue. We will not pay a death benefit.
There is no       o If the deceased was the only surviving Annuitant, LIB Payments will stop and the LIB Portion will
surviving Joint     terminate. We will pay a death benefit to the Beneficiary if death occurs before the 31st day after the tenth
Owner.              LIB Anniversary. If death occurs after that, we will not pay a death benefit.
                  o If the deceased was an Annuitant and there is a surviving joint Annuitant, LIB Payments to the Payee will continue
                    during the lifetime of the surviving joint Annuitant. We
                    will not pay a death benefit.
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
any Owner.        o The surviving Joint Owner becomes the sole Contract Owner.
                  o If the deceased was not an Annuitant, LIB Payments to the Payee will continue. We will not pay a death
There is a          benefit.
surviving Joint   o If the deceased was the only surviving Annuitant, LIB Payments will stop and the LIB Portion will
Owner.              terminate. We will pay a death benefit to the surviving Joint Owner if death occurs before the 31st day after the tenth LIB Anniversary. If death occurs after that, we will not pay a death benefit.
                  o If the deceased was an Annuitant and there is a surviving joint Annuitant, LIB Payments to the Payee will continue during the lifetime of the surviving joint Annuitant. We  will not pay a death benefit.
------------------------------------------------------------------------------------------------------------------------------------

Partial withdrawals from the LIB Portion will immediately reduce any remaining LIB Payments that we are scheduled to make during the current LIB Year and they will reduce all future year's annual LIB Payments. A partial withdrawal will reduce the remaining Contract Value under the LIB on a dollar-for-dollar basis. A partial withdrawal under the LIB will also reduce the following values proportionately by the percentage of Contract Value withdrawn (including any withdrawal charge) on the day of (but prior to) the withdrawal:

o the Base Payment,
o the number of LIB Units and, therefore, the Market Payment,
o any LIB Payments remaining to be paid during this LIB Year.

The LIB Account is not affected by partial withdrawals.

Upon full withdrawal of the Contract Value remaining under the LIB, the LIB Portion will terminate and LIB Payments will stop.

Withdrawals of Contract Value that you have applied to LIB Payments may be subject to a withdrawal charge, premium taxes and income taxes, and if you are younger than age 59 1/2, they may also be subject to a 10% penalty tax. A partial withdrawal from the LIB Portion may result in the modification of future LIB Payments made after the partial withdrawal and, therefore, could result in the imposition of the 10% penalty tax and interest.

LIB EXAMPLES

EXAMPLES OF MARKET PAYMENT AND LIB FEE (lines 1 through 8)

Assume
     LIB Payments occur annually,
     the Lock in guarantee is                                 75%,
     the first LIB Year's LIB Payment was                   1,000,
     the LIB Fee Range is                               7% to 10%,
     and your Investment Options for the first through fifth LIB Years experience market performance of
                                                               8%,
                                                             -14%,
                                                               21%,
                                                               9%,
                                                             7.5%;
     respectively.

FIRST LIB ANNIVERSARY:
     The Market Payment at issue was                          1,000.
     The lower end of the LIB Fee Range has a dollar value of
     7% x 1,000 =                                              70,
     and the upper end of the LIB Fee
     Range has a dollar value of 10% x 1,000 =                 100.

     The gain is
     8.00%  x  1,000                                           80,
     and the Market Payment at the end of the first LIB Year is
     1,000  +  80  =                                         1,080.
     Of the gain of 80, 70 is below the LIB Fee Range, and the anniversary's LIB
     Fee is 80 - 70 =                                           10.
     The Market Payment at the start of the second LIB Year
     is 1,080 - 10 =                                          1,070.

SECOND LIB ANNIVERSARY:
     The first Anniversary's Market Payment was               1,070.
     The lower end of the LIB
     Fee Range has a dollar value of 7% x 1,070 =             74.90,
     and the upper end of
     the LIB Fee Range has a dollar value of 10% x 1,070 =     107.

     The gain is
     - 14%  x  1,070  =                                     (149.80),
     and the Market Payment at the end of the second LIB Year is
     1,070  +  (149.80)  =                                   920.20.
     The gain of (149.80) is entirely below the LIB Fee Range, and the anniversary's LIB Fee is 0. The Market Payment at the start of the third
     LIB Year is 920.20 - 0 =                                920.20.

THIRD LIB ANNIVERSARY:
     The second Anniversary's Market Payment was             920.20.
     The lower end of the
     LIB Fee Range has a dollar value of 7% x 920.20 =        64.41,
     and the upper end
     of the LIB Fee Range has a dollar value of
     10% x 920.20 =                                           92.02.

     The gain is
     21% x 920.20 =                                           193.24
     and the Market Payment at the end of the third LIB
     Year is 920.20 + 193.24 =                              1,113.44.
     Of the gain of 193.24, 64.41 is below
     the LIB Fee Range and 193.24 - 92.02 =                   101.22
     is above the LIB Fee Range.
     The third anniversary's LIB Fee is
     193.24 - 64.41 - 101.22 =                                 27.61.
     The Market Payment at the start of the fourth LIB Year is
     1,113.44 - 27.61 =                                     1,085.83.

FOURTH LIB ANNIVERSARY:
     The third Anniversary's Market Payment was             1,085.83.
     The lower end of the LIB Fee Range has a dollar value of
     7% x 1,085.83 =                                           76.01,
     and the upper end of the LIB Fee Range has a dollar value of
     10% x 1,085.83 =                                         108.58.

     The gain is
     9%  x  1,085.83  =                                       97.72,
     and the Market Payment at the end of the fourth LIB Year is
     1,085.83 +  97.72  =                                  1,183.55.
     Of the gain of 97.73, 76.01 is below the LIB Fee Range, and the third
     anniversary's LIB Fee is 97.72 - 76.01 =                 21.71.
     The Market Payment at the start of the fifth LIB Year is
      1,183.55 - 21.71 =                                   1,161.84.

FIFTH LIB ANNIVERSARY:
     The fourth Anniversary's Market Payment was            1,161.84.
     The lower end of the LIB Fee Range has a dollar value of
     7% x 1,161.84 =                                           81.33,
     and the upper end of the LIB Fee Range has a dollar value of
     10% x 1,161.84 =                                         116.18.

     The gain is
     7.5%  x  1,161.84  =                                    87.14
     and the Market Payment at the end of the fifth LIB Year is
     1,161.84  +  87.14  =                                1,248.98.
     Of the gain of 87.84, 81.33 is below the LIB Fee Range, and the third
     anniversary's LIB Fee is 87.14 - 81.33 =                 5.81.
     The Market Payment at the start of the sixth LIB Year is
     1,248.98 - 5.81 =                                    1,243.17.

EXAMPLES OF LIB ACCOUNT AND LIB ANNUITY PAYMENT:(lines 9 through 13)

Continuing the example above:
     LIB Payments occur annually,
     the Lock in guarantee is                                 75%,
     the first LIB Year's LIB Payment is                    1,000,
     the LIB Fee Range is                                7% to 10%
     Also,the Market Payments on the first through fifth LIB Anniversaries have been computed to be
                                                             1070,
                                                           920.20,
                                                         1,085.83,
                                                         1,161.84,
                                                         1,243.17,

     respectively; and the LIB Fees on the first through fifth LIB Anniversaries have been computed to be
                                                               10,
                                                                0,
                                                            27.61,
                                                            21.71,
                                                             5.81,
     respectively.

AT ISSUE/EXERCISE:
     The Market Payment is                                  1,000.
     The LIB Account is                                         0.
     The Base Payment is                                    1,000.
     The LIB Payment is                                     1,000.
                                                            =====

FIRST LIB ANNIVERSARY:
     The Market Payment is                                  1,070.
     Since the LIB Account is not negative, the LIB Payment for the second LIB Year is the larger of the Base Payment and the Market Payment:
     larger of  1,000  or  1,070   =                        1,070.
                                                            =====
     The surplus of the LIB Payment over the Market Payment is
     1,070  -  1,070   =                                        0.
     The LIB Fee is                                            10.
     The value of the LIB Account is its current value, increased by the surplus and the LIB Fee:
     0  +  10  +  0   =                                        10.

SECOND LIB ANNIVERSARY:
     The Market Payment is                                 920.20.
     Since the LIB Account is not negative, the LIB Payment for the third LIB Year is the larger of the Base Payment and the Market Payment:
     larger of  1,000  or  920.20  =                        1,000.
                                                            =====
     The surplus of the LIB Payment over the Market Payment is
     920.20  -  1,000  =                                  (79.80).
     The LIB Fee is                                             0.
     The value of the LIB Account is its current value, increased by the surplus and the LIB Fee:
     10  +  0  +  (79.80)   =                             (69.80).

THIRD LIB ANNIVERSARY:
     The Market Payment is                               1,085.83.
     Since the LIB Account is negative, the LIB Payment for the fourth LIB Year is the larger of the Base Payment and the Market Payment less the LIB
     Account:

     larger of 1,000  or  1,085.83  -  69.80  =          1,016.03.
                                                         ========
     The surplus of the LIB Payment over the Market Payment is
     1,085.83  -  1,016.03  =                               69.80.
     The LIB Fee is                                         27.61.
     The value of the LIB Account is its current value, increased by the surplus and the LIB Fee:
     (69.80)  +  27.61  +  69.80   =                        27.61.

FOURTH LIB ANNIVERSARY:
     The Market Payment is                               1,161.84.
     Since the LIB Account is not negative, the LIB Payment for the fifth LIB Year is the larger of the Base Payment and the Market Payment:
     larger of  1,000  or  1,161.84  =                   1,161.84.
                                                         ========
     The surplus of the LIB Payment over the Market Payment is
     1,161.84  -  1,161.84  =                                   0.
     The LIB Fee is                                         21.71.
     The value of the LIB Account is its current value, increased by the surplus and the LIB Fee:
     27.61  +  21.71  +  0   =                              49.32.

FIFTH LIB ANNIVERSARY:
     The Market Payment is                               1,243.17.
     Since the LIB Account is not negative, the LIB Payment for the sixth LIB Year is the larger of the Base Payment and the Market Payment:
     larger of  1,000  or  1,243.17  =                   1,243.17.
                                                         ========
     The surplus of the LIB Payment over the Market Payment is
     1,243.17  -  1,243.17  =                                   0.
     The LIB Fee is                                          5.81.
     The value of the LIB Account is its current value, increased by the surplus and the LIB Fee:
     49.32  +  0  +  5.81   =                               55.13.

EXAMPLE OF BASE PAYMENT LOCK IN:(line 14)

Continuing the fifth LIB anniversary example above:
     The Base Payment is                                     1,000,
     the sixth LIB Year's LIB Payment was computed to be  1,243.17,
     and the Lock in guarantee is                              75%.
     Then the Base Payment effective for the sixth through tenth LIB Years (assuming no withdrawals) is
     1,000 + 75% x (1,243.17 - 1,000) =                   1,182.38.



---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------

                Anniversary           0           1            2           3           4            5
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
             Market Payment
    at previous anniversary                1,000.00     1,070.00      920.20    1,085.83     1,161.84  (1)
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
            percentage gain
       during previous year                      8%         -14%         21%          9%         7.5%  (2)
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
                dollar gain
       during previous year                   80.00     (149.80)      193.24       97.72        87.14  (3)  =  (1)  x  (2)
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
             Market Payment
    at end of previous year                1,080.00       920.20    1,113.44    1,183.55     1,248.98  (4)  =  (1)  +  (3)
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
   gain below LIB Fee Range
                                              70.00     (149.80)       64.41       76.01        81.33  (5)  =  smaller of 7% (1) or
                                                                                                       (3)
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
   gain above LIB Fee Range                                                                            (6)  =  (3)  -  10% (1)
                                                  -            -      101.22           -            -  but not less than zero
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------

                    LIB Fee                   10.00            -       27.61       21.71         5.81  (7)  =  (3)  -  (5)  -  (6)
----------------------------                                                                           -----------------------------
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
             Market Payment
        at this anniversary    1,000.00    1,070.00       920.20    1,085.83    1,161.84     1,243.17  (8)  =  (4)  -  (7)
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
----------------------------                                                                           -----------------------------
                   LIB Acct
    at end of previous year                       -        10.00     (69.80)       27.61        49.32  (9)
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
               Base Payment
              previous year                1,000.00     1,000.00    1,000.00    1,000.00     1,000.00  (10)
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
                LIB Payment                                                                            (11)  =  larger of (10) or
                  next year    1,000.00    1,070.00     1,000.00    1,016.03    1,161.84     1,243.17  (8);
                                                                                                       of (10) or (8)+(9) if (9)<0
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
     surplus of LIB payment
        over Market Payment                       -      (79.80)       69.80           -            -  (12)  =  (8)  -  (11)
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
                   LIB Acct
      at start of next year           -       10.00      (69.80)       27.61       49.32        55.13  (13)  =  (9) + (7) + (12)
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------
               Base Payment
                  next year    1,000.00                                                      1,182.38  (14)  = (10) + 75% [(11)-10)]
---------------------------- ----------- ----------- ------------ ----------- ----------- ------------ -----------------------------

EXAMPLE OF A WITHDRAWAL IN ADDITION TO LIB ANNUITY PAYMENTS:

In the example above,
     assume the Contract Owner takes a withdrawal during the fifth LIB Year. The amount of the withdrawal (including any withdrawal charges) is
                                                           4,000,
     the Contract Value on the day of (but prior to) the withdrawal is
                                                          18,000,
     the fourth Anniversary's Market Payment was         1,161.84.

ON THE DAY OF, AFTER THE WITHDRAWAL:
     The contract value is reduced dollar for dollar and becomes
     18,000  -  4,000  =                                   14,000.
     The portion of Contract Value withdrawn is
     4,000/18,000  =                                       22.22%,
     which is the portion by which the LIB Units underlying the Market Payment will be reduced, and by which the Base Payment will be reduced.

     Since payments are annual, the annual LIB Payment has already been paid this year and is unchanged. The Base Payment is reduced:
     1,000  -  0.2222  x  1,000  =                          777.80
     The LIB Units underlying the Market Payment are reduced. The fourth Anniversary's Market Payment is reduced:
     1,161.84  -  0.2222  x  1,161.84  =                   903.68.

FIFTH LIB ANNIVERSARY LIB FEE (REVISED):
     The fourth Anniversary's Market Payment is            903.68.
     The lower end of the LIB
     Fee Range has a dollar value of 7% x 903.68 = 63.26, and the upper end of the LIB Fee Range has a dollar value of 10% x 903.68 = 90.37.

     The gain is
     7.5%  x  903.68  =                                     67.78,
     and the Market Payment at the end of the fifth LIB Year is
     903.68  +  67.78  =                                   971.46.
     Of the gain of 67.78, 63.26 is below the LIB Fee Range, and the third
     anniversary's LIB Fee is 67.78 - 63.26 =                4.52.
     The Market Payment at the start of the sixth LIB Year is
     971.46 - 4.52 =                                       966.94.

FIFTH LIB ANNIVERSARY LIB ACCOUNT AND LIB PAYMENT (REVISED):
     The Market Payment is                                  966.94
     Since the LIB Account is not negative, the LIB Payment for the sixth LIB Year is the larger of the Base Payment and the Market Payment:
     larger of  777.80  or  966.94  =                       966.94.
                                                            ======
     The market surplus is
     966.94  -  966.94  =                                       0.
     The LIB Fee is                                          4.52.
     The value of the LIB Account is its current value, increased by the surplus and the LIB Fee:
     49.32  +  0  +  4.52   =                               53.84.

FIFTH ANNIVERSARY BASE PAYMENT LOCK IN (REVISED):

Continuing the fifth LIB anniversary example above: The Base Payment is 777.80, the sixth LIB Year's LIB Payment was computed to be 966.94, and the Lock in guarantee is 75%. Then as of this anniversary the Base Payment is computed to be
777.80 + 75% x (966.94 - 777.80) = 919.66.



5. TRADITIONAL ANNUITY PAYMENTS
--------------------------------------------------------------------------------


The dollar amount of Traditional Annuity Payments is not predetermined and the payment amounts will vary with the performance of the Investment Option(s) you select. We will base Traditional Annuity Payments on the investment allocations that were in place on the Income Date, excluding any amounts you allocated to the USAZ Money Market Fund. We will not allow you to apply amounts of less than $5,000 to Traditional Annuity Payments. If the Contract Value (adjusted for any applicable premium tax) you are applying to Traditional Annuity Payments is less than $5,000 on the Income Date, Traditional Annuity Payments will not be available to you and we will contact you to discuss alternate arrangements. Currently it is our business practice that the initial Traditional Annuity Payment exceed $50. We will contact you to discuss alternate payment arrangements if the initial Traditional Annuity Payment would be $50 or less. Unlike the LIB, withdrawals are not available under the Traditional Annuity Portion of the Contract.

The dollar amount of Traditional Annuity Payments will depend upon the following factors:

o the Contract Value being applied to Traditional Annuity Payments on the Income Date, less any applicable premium tax,
o the age of the Annuitant and any joint Annuitant on the Income Date,
o the sex of the Annuitant and any joint Annuitant where allowed,
o the Annuity Option you select,
o the assumed investment rate (AIR) and the mortality table specified in the Contract, and
o the future performance of the Investment Option(s) you selected.

You can choose a 3%, 5% or 7% AIR. The 5% and 7% AIRs are not available in all states. Using a higher AIR results in a higher initial Traditional Annuity Payment but later payments will increase more slowly when investment performance rises and decrease more rapidly when investment performance declines. If the actual performance of your Investment Options exceeds the AIR, the Traditional Annuity Payments will increase. Similarly, if the actual performance is less than the AIR, the Traditional Annuity Payments will decrease.

ANNUITY UNITS/CALCULATING TRADITIONAL ANNUITY PAYMENT AMOUNTS

The first Traditional Annuity Payment is equal to the amount of Contract Value you are applying to the Traditional Annuity Payments on the Income Date adjusted for any applicable premium tax, divided first by $1,000 and then multiplied by the appropriate variable annuity payout factor for each $1,000 of value for the Annuity Option you selected.

We will then purchase a fixed number of Annuity Units on the Income Date for each subaccount of the Investment Options you select. We do this by dividing the amount of the first Traditional Annuity Payment among the subaccounts for your selected Investment Options according to your most recent allocation instructions. We then divide the amount in each subaccount by the Annuity Unit value for each subaccount on the Income Date.

We determine the Annuity Unit value on each Business Day as follows:

o multiply the Annuity Unit value for the immediately preceding Business Day by the net investment factor for the current Business Day; and
o    divide by the assumed net investment factor for the current Business Day.

The assumed net investment factor for the current Business Day is one plus the annual AIR adjusted to reflect the number of calendar days that have elapsed since the immediately preceding Business Day. We will use an AIR of 3%, 5% or 7% based on your selection and applicable law.

Thereafter, the number of Annuity Units in each subaccount generally remains unchanged unless you make a transfer. However, the number of Annuity Units will change if Annuity Option 3 is in effect, one Annuitant dies, and the surviving joint Annuitant elects to receive Traditional Annuity Payments at 75% or 50% of the previous payment amount. All calculations will appropriately reflect the payment frequency you selected.

The Traditional Annuity Payment on each subsequent payment date is equal to the sum of the Traditional Annuity Payments for each subaccount. We determine the Traditional Annuity Payment for each subaccount by multiplying the number of Annuity Units allocated to the subaccount by the Annuity Unit value for that subaccount on the payment date.

ANNUITY OPTIONS

You can choose one of the income plans (Annuity Options) described below or any other payment option to which we agree. Prior to the Income Date, you can select and/or change the Annuity Option with at least 30 days written notice to us. After the Income Date, you cannot change the Annuity Option. If you do not choose an Annuity Option prior to the Income Date, we will make Traditional Annuity Payments to the Payee under variable Annuity Option 2, which provides a life annuity with ten years of payments guaranteed.

Traditional Annuity Payments will usually be lower if you select an Annuity Option that requires us to make more frequent payments or make payments over a longer period of time. For example, the initial monthly payout rates under Annuity Option 4 with a guarantee period of 20 years or more are the lowest rates we offer and the initial monthly payout rates under Annuity Option 1 are the highest rates we offer. Traditional Annuity Payments will also be lower if you have us make payments at an early age (for example, when the Annuitant is age 30) as opposed to waiting until the Annuitant is older (for example, when the Annuitant is age 55).

OPTION 1. LIFE ANNUITY. We will make monthly Traditional Annuity Payments during the life of the Annuitant, ceasing with the last payment due prior to the Annuitant's death.

OPTION 2. LIFE ANNUITY WITH MONTHLY PAYMENTS OVER 5, 10, 15 OR 20 YEARS GUARANTEED. We will make monthly Traditional Annuity Payments during the life of the Annuitant. Under a Full Annuitization, if the Annuitant dies before the end of the selected guaranteed period, we will continue to make payments to the Payee for the rest of the guaranteed period. Alternatively, the Contract Owner may elect to have us make a lump sum payment. Under a Partial Annuitization, if the Annuitant dies before the end of the selected guaranteed period, we will make a lump sum payment. The lump sum payment is equal to the present value of the remaining guaranteed monthly Traditional Annuity Payments, as of the date we receive proof of the Annuitant's death and a payment election form at our Service Center. We base the remaining guaranteed monthly Traditional Annuity Payments on the current value of the Annuity Units and we use the AIR to calculate the present value. Proof of the Annuitant's death and return of the Contract are required prior to the payment of any lump sum. There are no additional costs associated with requesting a lump sum payment.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. This Annuity Option is not available to you under a Partial Annuitization. We will make monthly Traditional Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, payments will continue during the lifetime of the surviving joint Annuitant at a level of 100%, 75% or 50% of the previous amount, as selected. Monthly Traditional Annuity Payments cease with the final payment due prior to the last surviving joint Annuitant's death.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH MONTHLY PAYMENTS OVER 5, 10, 15 OR 20 YEARS GUARANTEED. We will make monthly Traditional Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, payments will continue to the Payee during the lifetime of the surviving joint Annuitant at 100% of the amount that was paid when both Annuitants were alive. However, if the last Annuitant dies before the end of the selected guarantee period, we will continue to make Traditional Annuity Payments for the rest of the guarantee period. Alternatively, the Contract Owner may elect to have us make a lump sum payment equal to the present value of the remaining guaranteed monthly Traditional Annuity Payments, as of the date we receive proof of the last surviving joint Annuitant's death at our Service Center. We base the remaining guaranteed monthly Traditional Annuity Payments on the current value of the Annuity Units and we use the AIR to calculate the present value. Proof of death of both joint Annuitants and return of the Contract are required prior to the payment of any lump sum. There are no additional costs associated with requesting a lump sum payment.

OPTION 5. REFUND LIFE ANNUITY. We will make monthly Traditional Annuity Payments during the lifetime of the Annuitant ceasing with the last payment due prior to the Annuitant's death. After the Annuitant's death, the Payee may receive a refund. The amount of the refund will depend on the current Investment Option allocations and will be the sum of refund amounts attributable to each Investment Option. We calculate the refund amount for a given Investment Option using the following formula:

(1) x {[(2) x (3) x (4)/(5)] - [(4) x (6)]}

where:   (1) = Annuity Unit value of the subaccount for that given Investment
               Option when due proof of the Annuitant's death is received at the Service Center.
         (2) = The amount applied to Traditional Annuity Payments on the Income Date.
         (3) = Allocation percentage in a given subaccount (in decimal form) when due proof of the Annuitant's death is received at the Service Center.

         (4) = The number of Annuity Units used in determining each Traditional Annuity Payment attributable to that given subaccount when due proof of the Annuitant's death is received at the Service Center.
         (5) = Dollar value of first Traditional Annuity Payment.
         (6) = Number of Traditional Annuity Payments made since the Income
               Date.

We will base this calculation upon the allocation of Annuity Units actually in-force at the time due proof of the Annuitant's death is received at the Service Center. We will not pay a refund if the total refund determined using the above calculation is less than or equal to zero.


6. INVESTMENT OPTIONS
--------------------------------------------------------------------------------


The Contract offers the Investment Options listed in the following table. Each Investment Option has its own investment objective. In the future we may add, eliminate or substitute Investment Options.

YOU SHOULD READ THE INVESTMENT OPTIONS' PROSPECTUSES CAREFULLY. The Investment Options invest in different types of securities and follow varying investment strategies. There are potential risks associated with each of these types of securities and investment strategies. For example, an Investment Option's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on an Investment Option with a small asset base. An Investment Option may not experience similar performance as its assets grow. The operation of the Investment Options and the various risks associated with the Investment Options are described in the Investment Options' prospectus. TO OBTAIN A CURRENT PROSPECTUS FOR ANY OF THE INVESTMENT OPTIONS CALL EITHER YOUR REGISTERED REPRESENTATIVE OR US (AT THE TOLL FREE PHONE NUMBER LISTED AT THE BACK OF THIS PROSPECTUS). We will send copies of the Investment Options' prospectus to you with the Contract.

The USAZ FusionPortfolios are offered by the USAllianz Variable Insurance Products Fund of Funds Trust. Each of the USAZ FusionPortfolios is a "fund of funds" and diversifies its assets by investing in the shares of several other affiliated mutual funds. Upon receipt of regulatory approval, each USAZ FusionPortfolio may also be permitted to invest in unaffiliated underlying mutual funds and other types of investments. Depending on market conditions, you can gain or lose value by investing in the Investment Options.

The USAZ FusionPortfolios seek to achieve their investment objective through investment in a combination of underlying investments through an analysis that includes the implementation of a strategic asset allocation recommendation provided by Morningstar(R) Associates, LLC (Morningstar). Morningstar serves as a consultant to the manager, USAllianz Advisers, LLC, with respect to selecting the underlying investments and the asset allocations among the underlying funds.

The underlying funds may pay 12b-1 fees to the distributor of the Contract for distribution and/or administrative services. The underlying funds do not pay service fees or 12b-1 fees to the USAZ FusionPortfolios, and the USAZ FusionPortfolios do not pay service fees or 12b-1 fees. In addition, the USAZ Money Market Fund deducts a 12b-1 fee from its assets. The underlying funds of the USAZ FusionPortfolios may pay service fees to the insurance companies issuing variable contracts, or their affiliates, for providing customer service and other administrative services to contract purchasers. The amount of such service fees may vary depending on the underlying fund.

We offer other variable annuity contracts that may invest in the same Investment Options. These contracts may have different charges and may offer different benefits more suitable to your needs. For more information about these contracts, please contact our Service Center.

The following is a list of the Investment Options available under the Contract, the investment advisers for each Investment Option, the investment objectives for each Investment Option and the primary investments of each Investment Option.


------------------------- ------------------------- ------------------ ----------------- -------------------------------------------
INVESTMENT MANAGEMENT     INVESTMENT OPTION         ASSET CATEGORY     OBJECTIVE(S)      PRIMARY INVESTMENTS
COMPANY
------------------------- ------------------------- ------------------ ----------------- -------------------------------------------
------------------------- ------------------------- ------------------ ----------------- -------------------------------------------
USAZ FUSIONPORTFOLIOS     USAZ Fusion Balanced      Specialty          Long-term         Allocation among the underlying
                          Fund                                         capital           investments, to achieve a range generally
O  managed by                                                          appreciation      from 45% to 55% of assets in equity funds
   USAllianz Advisers,                                                 with              or equity securities with the remaining
   LLC                                                                 preservation of   balance invested in fixed income funds or
                                                                       capital as an     fixed income securities.
                                                                       important
                                                                       consideration.
------------------------- ------------------------- ------------------ ----------------- -------------------------------------------
------------------------- ------------------------- ------------------ ----------------- -------------------------------------------
                          USAZ Fusion Moderate      Specialty          Long-term         Allocation among the underlying
                          Fund                                         capital           investments, to achieve a range generally
                                                                       appreciation.     from 60% to 70% of assets in equity
                                                                                         funds or equity securities with the
                                                                                         remaining balance invested in fixed
                                                                                         income funds or fixed income securities.

------------------------- ------------------------- ------------------ ----------------- -------------------------------------------
------------------------- ------------------------- ------------------ ----------------- -------------------------------------------
                          USAZ Fusion Growth Fund   Specialty          Long-term         Allocation among the underlying
                                                                       capital           investments, to achieve a range generally
                                                                       appreciation.     from 75% to 85% of assets in equity funds
                                                                                         or equity securities with the remaining
                                                                                         balance invested in fixed income funds
                                                                                         or fixed income securities.

------------------------- ------------------------- ------------------ ----------------- -------------------------------------------
------------------------- ------------------------- ------------------ ----------------- -------------------------------------------
USAZ                      USAZ Money Market Fund    Cash equivalents   Current income    At least 80% of total assets in portfolio
o  managed by                                                          consistent with   of high quality, money market investments.
   USAllianz Advisers,                                                 stability of
   LLC/ Prudential                                                     principal
   Investment
   Management, Inc.
------------------------- ------------------------- ------------------ ----------------- -------------------------------------------

SUBSTITUTION AND LIMITATION ON FURTHER INVESTMENTS

We may substitute another Investment Option for one of the Investment Options you have selected. Substitutions may be made with respect to existing investments, the investment of future Purchase Payments, or both. New or substitute Investment Options may have different fees and expenses, and their availability may be limited to certain classes of purchasers. We may limit further investment in, or transfers to, an Investment Option if marketing or tax considerations or investment considerations warrant. We also may close Investment Options to allocations of Purchase Payments or Contract Value, or both, at any time and at our sole discretion. We may not substitute any shares without notice to you and prior approval of the SEC, to the extent required by the Investment Company Act of 1940 or other applicable law.

TRANSFERS

You can make transfers among the Investment Choices subject to certain restrictions. You cannot make transfers into the USAZ Money Market Fund. Transfers may be subject to a transfer fee. We currently allow you to make as many transfers as you want to each Contract Year. We may change this practice in the future. There is no minimum required transfer percentage amount. This product is not designed for professional market timing organizations, other entities or persons using programmed, large, or frequent transfers, and excessive or inappropriate transfer activity may be restricted.

The following applies to any transfer:

o We may choose not to allow you to make transfers during the free look/right to examine period.
o Your request for a transfer must clearly state:
-   the Investment Choices are involved in the transfer; and
-   the percentage of Contract Value you wish to transfer.
o You cannot make any transfers within seven calendar days prior to any Income Date.
o Your right to make transfers is subject to modification if we determine, in our sole discretion, that exercising of the right by one or more Contract Owners is, or may be, to the disadvantage of other Contract Owners. For more information see our discussion of "Excessive Trading and Market
  Timing" in this section.

If we reject a transfer request, we will call your registered representative to request alternate instructions. If we are unable to contact your registered representative, we will contact you directly.

We reserve the right to modify the transfer provisions subject to applicable state law at any time without prior notice to any party.

Certain Investment Options may impose restrictions on transfers between Investment Options in an affiliated group of Investment Options if the investment adviser to one or more of the Investment Options determines that the Contract Owner requesting the transfer has engaged or is engaging in market timing or other abusive trading activities. In this event, the transfer may be delayed for one Business Day. This restriction would only apply to a transfer between two affiliated Investment Options, and in no event would it restrict a withdrawal from an Investment Option. If we receive a transfer instruction that we cannot implement for a period of time because of transfer restrictions, we will implement the instruction in accordance with the transfer restriction policy of the applicable Investment Option. In this event, you will receive a confirmation showing the date and the Accumulation/LIB/Annuitization Unit value at which we effected the transaction. We do not assume any responsibility for any delay in order entry caused by an Investment Option's transfer restriction policy. In addition, an Investment Option may impose a short-term trading fee on purchases and sales within a specified period. You should review the Investment Options' prospectus regarding any applicable transfer restrictions. The imposition of these restrictions would occur as a result of Investment Option restrictions and actions taken by the managers of the Investment Options.

TELEPHONE AND ELECTRONIC TRANSFERS. You can make transfers by telephone, website, or by fax. We may allow you to authorize someone else to make transfers by telephone, website or fax on your behalf. We will accept instructions from either you or a Joint Owner unless we are instructed otherwise. We will use reasonable procedures to confirm that instructions given us by telephone or by website are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We tape record all telephone instructions and log all website instructions. We reserve the right to discontinue or modify the telephone, website, and/or fax transfer privileges at any time and for any reason.

We do not currently accept transfer instructions from you via email, or via electronic communications other than the website.

Please note that telephone, fax and/or electronic communications may not always be available. Any telephone, fax and/or computer system, whether it is ours, yours, your service provider's, or your registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer by writing to our Service Center.

EXCESSIVE TRADING AND MARKET TIMING

Your ability to make transfers under the Contract is subject to modification if we determine, in our sole opinion, that the exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other Contract Owners.

Frequent transfers, programmed transfers, transfers into and then out of an Investment Option in a short period of time, and transfers of large amounts at one time (collectively referred to as "potentially disruptive trading") may have harmful effects for other Contract Owners, Annuitants and Beneficiaries. These risks and harmful effects include:

o dilution of the interests of long-term investors in an Investment Option, if market timers or others transfer into the Investment Option at prices that are below their true value or transfer out of the Investment Option at prices that are higher than their true value;
o an adverse effect on portfolio management, such as causing the Investment Option to maintain a higher level of cash than would otherwise be the case, or causing the Investment Option to liquidate investments prematurely; and
o    increased brokerage and administrative expenses.

In order to attempt to protect our Contract Owners and the Investment Options from potentially disruptive trading, we have adopted certain market timing policies and procedures. Under our market timing policy, we could modify your transfer privileges for some or all of the Investment Options. Unless prohibited by the terms of the Contract or applicable state law, the modifications we may apply include (but are not limited to):

o limiting the frequency of transfers (for example, prohibit more than one transfer a week, or more than two a month, etc.),
o restricting the method of making a transfer (for example, requiring that all transfers be sent by first class U.S. mail and rescinding the telephone, fax or other electronic transfer privileges),
o requiring a minimum time period between each transfer (for example, prohibiting transfers into a particular Investment Option within a specified period of time after a transfer out of that Investment Option),
o not accepting transfer requests made on your behalf by an asset allocation and/or market timing service,
o limiting the dollar amount that may be transferred into or out of any Investment Option at any one time,
o imposing redemption fees on short-term trading (or implementing and administering redemption fees imposed by one or more of the Investment Options),
o prohibiting transfers into specific Investment Options,
o rejecting Purchase Payments and/or transfer requests, or
o imposing other limitations or restrictions.

We also reserve the right to reject any specific Purchase Payment allocation or transfer request from any person if in the investment adviser's, subadviser's or our judgment, an Investment Option may be unable to invest effectively in accordance with its investment objectives and policies.

Currently we attempt to DETER disruptive trading as follows. If a Contract Owner's transfer(s) is/are identified as potentially disruptive trading, we may (but are not required to) send the Contract Owner a warning letter. We may also impose transfer restrictions. If we impose transfer restrictions we may refuse to take orders by fax, telephone, or other electronic format, and require Contract Owners to submit all transfer requests via first-class U.S. mail. We also reserve the right to impose transfer restrictions on a Contract if we determine, in our sole opinion, that the transfers are disadvantageous to other Contract Owners. We will notify a Contract Owner in writing if we impose transfer restrictions.

We do not include automatic transfers made under any programs we provide, or automatic transfers made under any of the Contract features, when applying our market timing policy.

We have adopted these policies and procedures as a preventative measure to protect all Contract Owners from the potential effects of disruptive trading, while also abiding by Contract Owners' legitimate interest in diversifying their investment and making periodic asset re-allocations based upon their personal situations or overall market conditions. As such, we attempt to protect Contract Owners' interests in making legitimate transfers by providing reasonable and convenient methods of making transfers that do not harm other Contract Owners.

We may make exceptions when imposing transfer restrictions if we determine a transfer is appropriate although it may technically violate our policies and procedures that are discussed above. In determining whether a transfer is appropriate, we may, but are not required to, take into consideration the relative size of a transaction, whether the transaction was purely a defensive transfer, and whether the transaction involved an error or similar event. We may also reinstate telephone, fax or electronic transfer privileges after we have revoked them, but we will not reinstate these privileges if we have reason to believe that they might be used for disruptive trading purposes in the future.

We cannot guarantee that:

o our monitoring will be 100% successful in detecting all potentially disruptive trading activity, and
o revoking a Contract Owner's telephone, fax or other electronic transfer privileges will successfully deter all potentially disruptive trading.

We may, without prior notice to any party, take whatever action we deem appropriate to comply with or take advantage of any state or federal regulatory requirement. In addition, orders for the purchase of fund shares are subject to acceptance by the relevant Investment Option. We reserve the right to reject, without prior notice, any transfer request into an Investment Option if the purchase of shares in the corresponding Investment Option portfolio is not accepted for any reason.

Allianz Life retains some discretion in determining what actions constitute potentially disruptive trading and in determining when and how to impose trading restrictions. Therefore, persons engaging in potentially disruptive trading may be subjected to some uncertainty as to when and in what form trading restrictions may be applied, and persons not engaging in potentially disruptive trading may not know precisely what actions will be taken against a person engaging in potentially disruptive trading. The retention of some level of discretion by Allianz Life may result in disparate treatment among market timers and it is possible that other Contract Owners could incur adverse consequences if some Contract Owners are permitted to engage in practices that may constitute market timing that result in negative consequences.

DOLLAR COST AVERAGING (DCA) PROGRAM

The DCA program allows you to systematically transfer a set amount of money each month or quarter from the USAZ Money Market Fund to other Investment Options during the first Contract Year. You cannot dollar cost average into the USAZ Money Market Fund and you cannot dollar cost average from any other Investment Option. By allocating amounts to the Investment Options on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You may only allocate Purchase Payments to the DCA program. You cannot transfer Contract Value into the DCA program. You can participate in this program only during the first Contract Year.

All DCA transfers will be made on the tenth day of the month or the next Business Day if the tenth is not a Business Day. You can elect this program by properly completing the DCA form provided by us. Your participation in the program will end when any of the following occurs:

o the first Contract Anniversary;
o the number of desired transfers has been made;
o you do not have enough money in the USAZ Money Market Fund to make the transfer (if less money is available, that amount will be dollar cost averaged and the program will end);

o you request to terminate the program (your request must be received at our Service Center by the first of the month to terminate that month); or
o  the Contract is terminated.

If you participate in the DCA program there are no fees for the transfers made under this program, we do not currently count these transfers against the free transfers that we allow, and you will not be charged additional fees for participating in or terminating from this program. We reserve the right to discontinue or modify the DCA program at any time and for any reason.

FINANCIAL ADVISERS - ASSET ALLOCATION PROGRAMS

If you have or establish a relationship with a personal financial adviser and the advisory agreement provides that you will pay all or a portion of your adviser's fees out of the Contract, you can take a partial withdrawal from the Contract to pay for the services of the financial adviser. We will treat any fee that is withdrawn as a withdrawal under the terms of this Contract. If the Contract is Non-Qualified, we will treat the withdrawal like any other distribution, it may be included in your gross income for federal tax purposes, and, if you are under age 59 1/2, it may be subject to a tax penalty. If the Contract is Qualified, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met. You should consult a tax adviser regarding the tax treatment of the payment of financial adviser fees from your Contract.

We do not set the amount of the fees charged or receive any portion of the fees from the adviser. We do not review or approve the actions of any adviser, and do not assume any responsibility for these actions.

VOTING PRIVILEGES

We are the legal owner of the Investment Option shares. However, when an Investment Option solicits proxies in conjunction with a shareholder vote that affects your investment, we will obtain from you and other affected Contract Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. Should we determine that it is no longer required to comply with the above, we will vote the shares in our own right. Only Contract Owners have voting privileges under the Contract. Annuitants, Beneficiaries and other persons have no voting privileges unless they are also the Contract Owner.

We determine your voting interest in the Investment Options as follows:

oYou are permitted to cast votes based on the dollar amount of Investment
 Option shares that you hold through the subaccount Accumulation/Annuity/LIB
  Units in your Contract on the record date. We count fractional votes.
o We will determine the number of shares that you can vote.
o You will receive any proxy materials and a form to give us voting instructions as well as periodic reports relating to the Investment Options in which you have an interest.


7.OUR GENERAL ACCOUNT
--------------------------------------------------------------------------------


Our general account consists of all of our assets other than those in our separate accounts. We have complete ownership of all assets in our general account and we use these assets to support our insurance and annuity obligations other than those funded by our separate accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over the investment of the assets of our general account.

Currently we do not offer any Investment Choices under our general account. We may change the terms of the general account Investment Choices in the future. Please contact us for the most current terms.

We have not registered our general account as an investment company under the Investment Company Act of 1940, nor have we registered interests in our general account under the Securities Act of 1933. As a result, the SEC has not reviewed the disclosures in this prospectus relating to our general account.


8. EXPENSES
-------------------------------------------------------------------------------


There are charges and other expenses associated with the Contract that will reduce your investment return. These charges and expenses are described in detail in this section.

MORTALITY AND EXPENSE RISK (M&E) CHARGES

Each Business Day, during the Accumulation Phase, we make a deduction from your Separate Account assets for M&E charges. We do this as part of our calculation of the value of the Accumulation and Annuity/LIB Units. We calculate the M&E charges as a percentage of the average daily assets invested in a subaccount on an annual basis. The M&E charges are as follows:

                                                               M&E CHARGES
For any Accumulation Portion.....................................2.10%
For any LIB Portion..............................................2.10%
For any Traditional Annuity Portion..............................1.70%

These charges compensate us for all the insurance benefits provided by your Contract, for example:

o  our contractual obligation to make LIB Payments/Traditional Annuity Payments,
o  the guarantees provided by the IWB and the LIB,
o  the death benefits,
o  certain expenses related to the Contract, and
o for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Contract.

If the M&E charges are sufficient to cover such costs and risks, any excess will be profit to us. We anticipate making such a profit, and using it to cover distribution expenses as well as the cost of providing certain features under the Contract.

LIB FEE UNDER THE LIB

If you exercise the LIB, you will also be subject to a LIB Fee of up to 3% that we base on the performance of your selected Investment Options. The LIB Fee Range determines both the portion of any Investment Option gains we credit immediately to the next year's annual LIB Payment, and the amount of any Investment Option gains we use to fund the Base Payment guarantee (the LIB Fee). The LIB Fee is a charge we use to pay for past/future LIB Payments that, due to poor performance, would have been less than the Base Payment guarantee. If your Investment Options' performance produces payments that are always at or above the Base Payment, the LIB Fee will provide no benefit to you.

We calculate the LIB Fee as a percentage of annual Investment Option returns deducted from the assets invested in a subaccount on an annual basis. The LIB Fee is as follows:

                    LIB FEE RANGE: THE PORTION OF INVESTMENT  GUARANTEED MINIMUM
                    OPTION RETURNS THAT ARE....                    LIB FEE RANGE
         LIB Option A                        More than 5%        More than 3%
                                             and up to 8%        and up to 6%
         LIB Option B                        More than 7%        More than 4%
                                            and up to 10%        and up to 7%

The upper end of the LIB Fee Range is always 3% larger than the lower end of the range. We reserve the right to change the lower end of the LIB Fee Range for the next LIB Year based on the volatility of the past performance of your selected Investment Options. However, we guarantee that the LIB Fee Range will never be lower than the minimum listed in the table. Selecting Investment Options that have less volatility in their performance helps decrease the chance that we will exercise this right. For more information see section 4, The Lifetime Income Benefit (LIB) - The Base Payment, The LIB Options and The LIB Fee Range.

WITHDRAWAL CHARGE

You can take withdrawals from the Accumulation Portion of the Contract during the Accumulation Phase. If you exercise the LIB you can also take withdrawals during the Payout Phase from the LIB Portion of the Contract until 30 days after the tenth LIB Anniversary. Withdrawals are not available on any Traditional Annuity Portion of the Contract. If you take a partial LIB, and you meet the requirements for making a withdrawal under the LIB, you can tell us which part of the Contract (Accumulation Portion or LIB Portion) you want the withdrawal to come out of. If you do not instruct us where to take the withdrawal from, we will first withdraw amounts available under the Accumulation Portion, and then we will withdraw amounts from any LIB Portion(s) of the Contract on a "last-in-first-out" (LIFO) basis. For more information on how we transfer Purchase Payments on a partial LIB, see the example in section 3, The Payout Phase - Partial Annuitizations.

A withdrawal charge applies if all or part of the amount withdrawn is from Purchase Payments we received within nine years before the withdrawal.

For purposes of calculating any withdrawal charge, we withdraw Purchase Payments on a "first-in-first-out" (FIFO) basis. We treat amounts withdrawn from your Contract in the following order:

1. First we withdraw any Purchase Payments that are beyond the withdrawal charge period shown in your Contract (for example, Purchase Payments that are nine or more years old). We do not assess a withdrawal charge on these Purchase Payments.

2. Next, we withdraw Purchase Payments that are within the withdrawal charge period shown in your Contract. We do assess a withdrawal charge on these payments. However, we withdraw payments on a FIFO basis, which may help reduce the amount of the total withdrawal charge you will pay because the withdrawal charge declines over time. We determine your total withdrawal charge by multiplying each of these payments by the applicable withdrawal charge percentage and then totaling the charges.

3. Finally, we withdraw any Contract earnings. We do not assess a withdrawal charge on Contract earnings.

We keep track of each Purchase Payment you make and the amount of the withdrawal charge depends upon the length of time since you made your Purchase Payment. The charge as a percentage of each Purchase Payment withdrawn is:

     NUMBER OF COMPLETE YEARS SINCE
       RECEIPT OF PURCHASE PAYMENT              CHARGE
       ---------------------------              ------
                   0                             8.5%
                   1                             8.5%
                   2                             8.5%
                   3                               8%
                   4                               7%
                   5                               6%
                   6                               5%
                   7                               4%
                   8                               3%
          9 years or more                          0%

After we have had a Purchase Payment for nine full years, there is no charge when you withdraw that Purchase Payment. The charge is calculated at the time of each withdrawal.

The amount we actually deduct from your Contract will be the amount you request plus any applicable withdrawal charge. We apply the withdrawal charge to this total amount and we pay you the amount you requested.

EXAMPLE: Assume you request a partial withdrawal of $1,000. There is a withdrawal charge of 5%. The total partial withdrawal amount we actually deduct from your Contract is $1,052.63 and we pay you $1,000. We determine this amount as follows:

   AMOUNT REQUESTED             OR      $1,000         =      $1,052.63
------------------------                ------
1  -  WITHDRAWAL CHARGE                  0.95

We do not assess the withdrawal charge on amounts applied to LIB Payments, Traditional Annuity Payments, or on amounts paid out under the Traditional Guaranteed Minimum Death Benefit. The withdrawal charge compensates us for expenses associated with selling the Contract.

Withdrawals may have tax consequences and prior to age 59 1/2 may be subject to a 10% penalty tax.

NOTE: FOR TAX PURPOSES, WITHDRAWALS ARE CONSIDERED TO HAVE COME FROM THE LAST MONEY YOU PUT INTO THE CONTRACT. THUS, FOR TAX PURPOSES, EARNINGS ARE CONSIDERED TO COME OUT FIRST.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE. We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce its sales expenses. For example, if there is a large group of individuals that will be purchasing the Contract or if one prospective purchaser already has a relationship with us. We may choose not to deduct a withdrawal charge under a Contract issued to an officer, director or employee of Allianz Life or any of its affiliates. Also, we may reduce or waive the withdrawal charge when a Contract is sold by a registered representative appointed with Allianz Life to any members of his or her immediate family and the commission is waived. Our prior approval is required for any reduction or elimination of the withdrawal charge.

TRANSFER FEE

You can currently make 12 free transfers every Contract Year. After that, we deduct a transfer fee of $25 for each additional transfer. We deduct this fee during both the Accumulation and Payout Phases. We reserve the right to restrict the number of transfers to 12 transfers per Contract Year and to charge for any transfer above 12. We will deduct the transfer fee from the Investment Choice from which the transfer is made. If you transfer the entire amount in the

Investment Choice, then we will deduct the transfer fee from the amount transferred. If you are transferring from multiple Investment Choices, we will treat the transfer as a single transfer and we will deduct any transfer fee proportionally from the source accounts if you transfer less than the entire amount in the accounts. If the transfer is part of the DCA program, there is no fee for the transfer and we currently do not count these transfers against any free transfers we allow.

PREMIUM TAXES

Some states and other governmental entities (for example, municipalities) charge premium taxes or similar taxes. We are responsible for the payment of these taxes. We will make a deduction from your Contract Value for them. Some of these taxes are due on the Issue Date, others are due on the Income Date. It is our current practice not to make deductions for premium taxes until the earliest of the following: upon the Income Date you take a Full Annuitization, the date of full withdrawal from the Contract, or the date of your death. We may discontinue this practice in the future and assess the charge when the tax is due. If you take a Full Annuitization under the LIB at Contract issue, we will subtract the premium tax from your Purchase Payment before we apply it to the Investment Choices. Premium taxes normally range from 0% to 3.5% of the Purchase Payment, depending on the state.

INCOME TAXES

We reserve the right to deduct from the Contract any income taxes that we may incur because of the Contract. Currently, we are not making any such deductions.

INVESTMENT OPTION EXPENSES

There are deductions from the assets of the Investment Options for operating expenses (including management fees) which are described in the Fee Tables and in the table of annual operating expenses for each Investment Option in this prospectus and in the prospectus for the Investment Options.


9. TAXES
--------------------------------------------------------------------------------


NOTE: WE HAVE PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISER ABOUT YOUR OWN CIRCUMSTANCES. WE HAVE INCLUDED ADDITIONAL INFORMATION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.

ANNUITY CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Basically, these rules provide that generally you will not be taxed on any earnings on the money held in your annuity until you take the money out. This is referred to as tax deferral. There are different rules regarding how you will be taxed depending upon how you take the money out and whether the annuity is Qualified or Non-Qualified (see the following discussion in this section).

If you do not purchase the Contract under a tax qualified retirement plan the Contract is referred to as a Non-Qualified Contract. When a Non-Qualified Contract is owned by a non-natural person (for example, a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person), the Contract will generally not be treated as an annuity for tax purposes. This means that the Contract may not receive the benefits of tax deferral and the Contract's earnings may be taxed as ordinary income every year.

QUALIFIED CONTRACTS

If you purchase the Contract under a pension or retirement plan that is qualified under the Code, the Contract is referred to as a Qualified Contract. Qualified Contracts are subject to special rules. Adverse tax consequences may result if contributions, distributions, and transactions in connection with the Qualified Contract do not comply with the law. A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a Qualified Contract. We currently issue the following types of Qualified Contracts:

o TRADITIONAL INDIVIDUAL RETIREMENT ANNUITY. Section 408 of the Code permits eligible individuals to maintain Individual Retirement Annuities (IRAs). IRA contributions are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of compensation included in the

     Contract Owner's income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are "rolled over" on a tax-deferred basis into an IRA. Purchasers of a Contract for use with IRAs will have the right to revoke their purchase within seven days of the earlier of the establishment of the IRA or their purchase.

o SIMPLIFIED EMPLOYEE PENSION (SEP) IRA. Employers may establish Simplified Employee Pension (SEP) IRAs under Code Section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general rules governing IRAs, such plans are subject to additional requirements and different contribution limits.

o ROTH IRA. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of compensation included in the Contract Owner's income and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Distributions from a Roth IRA generally are not taxed until after the total amount distributed from the Roth IRA exceeds the amount contributed to the Roth IRA. After that, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or
     (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.

o TSAS OR 403(B) CONTRACTS. Section 403(b) of the Code allows employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. 90-24 transfers from existing TSA or 403(b) contracts and funds from plans under the several Internal Revenue Code sections identified in our 403(b) endorsements are the only currently accepted contributions under a TSA or 403(b) Contract. However, this may change in the future.

QUALIFIED PLANS. A qualified plan is a retirement or pension plan that meets the requirements for tax qualification under sections of the Code where the assets are invested under this Contract. The plan is both the Contract Owner and the Beneficiary. The authorized signatory for the plan must make representation to us that the plan is qualified under the Code on the Issue Date and is intended to continue to be qualified for the entire Accumulation Phase of the Contract. The qualified plan may designate a third party administrator to act on its behalf. All tax reporting will be the responsibility of the plan.

MULTIPLE CONTRACTS

Section 72(e)(11) of the Code provides that multiple Non-Qualified deferred annuity contracts that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. You should consult a tax adviser prior to purchasing more than one Non-Qualified contract in any calendar year period.

PARTIAL 1035 EXCHANGES

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. Recent guidance from the Internal Revenue Service (IRS), however, confirmed that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. IRS guidance provides that an exchange can go into an existing annuity contract as well as a new annuity contract. IRS guidance also provides that certain partial exchanges may not qualify as tax-free exchanges. Therefore, Owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

DISTRIBUTIONS - NON-QUALIFIED CONTRACTS

You, as the Contract Owner, generally will not be taxed on increases in the value of the Contract until an actual or deemed distribution occurs--either as a withdrawal (including IWB payments or Partial Annuitizations) or as a Full Annuitization with LIB Payments or Traditional Annuity Payments.

Section 72 of the Code governs treatment of distributions. When a withdrawal from a Non-Qualified Contract occurs, the amount received will generally be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Value immediately before the distribution over your investment in the Contract (generally, the Purchase Payments or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. IWB payments and amounts received as a result of a Partial Annuitization are treated as partial withdrawals. Moreover, if you exercise the IWB and the IWB value is greater than the Contract Value immediately before the withdrawal, it is possible that the IRS could assert that the amount you receive will be taxable as ordinary income up to an amount equal to the excess of the IWB value immediately before the withdrawal over your investment in the Contract at that time. In the case of a full withdrawal under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds your investment in the Contract. If you take a Full Annuitization, different rules apply. A portion of each LIB Payment or Traditional Annuity Payment may be treated as a partial return of your Purchase Payment and will not be taxed. The remaining portion of the payment will be treated as ordinary income. How the LIB Payment or Traditional Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which we expect to make the payments. LIB Payments or Traditional Annuity Payments received after the Payee has received all of the Purchase Payment(s) are fully included in income.

Section 72 of the Code further provides that any amount received under an annuity contract, which is included in income, may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is included in income. Some distributions will be exempt from the penalty. There is an exception to this 10% penalty tax for amounts:

1) paid on or after you reach age 59 1/2

2) paid after you die;

3) paid if you become totally disabled (as that term is defined in Section 72(m)(7) of the Code);

4) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

5) paid as annuity payments under an immediate annuity; or

6) that come from Purchase Payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified as permitted by the Code before the later of your attaining age 59 1/2 or five years from the Income Date, then the tax for the year of the modification is increased by the 10% penalty tax that would have been imposed but for the exception, plus interest for the tax years in which the exception was used. A partial withdrawal taken after a series of substantially equal periodic payments has begun may result in the modification of the series of substantially equal payments and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above.

DISTRIBUTIONS - QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from Qualified Contracts. Special rules may apply to withdrawals from certain types of Qualified Contracts, including Roth IRAs. You should consult with your qualified plan sponsor and tax adviser to determine how these rules affect the distribution of your benefits.

Section 72(t) of the Code provides that any amount received under a Qualified Contract, which is included in income, may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is included in income. Some distributions will be exempt from the penalty. There is an exception to this 10% penalty tax for:

1) distributions made on or after the date you (or the Annuitant as applicable) reach age 59 1/2;

2) distributions following your death or disability (or the Annuitant as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code);

3) after separation from service, distributions that are part of a series of substantially equal periodic payments made at least yearly for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary;

4) distributions made to you to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 for amounts paid during the taxable year for medical care;

5)   distributions made on account of an IRS levy upon the Qualified Contract;

6) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for you (or the Annuitant as applicable) and his or her spouse and dependents if you have received unemployment compensation for at least 12 weeks (this exception will no longer apply after you have been re-employed for at least 60 days);

7) distributions from an IRA made to you (or the Annuitant as applicable) to the extent such distributions do not exceed your qualified higher education expenses (as defined in Section 72(t)(7) of the Code) for the taxable year;

8) distributions from an IRA which are qualified first-time homebuyer distributions (as defined in Section 72(t)(8) of the Code);

9) for TSA or 403(b) Contracts, distributions made to an employee who has separated from service after age 55; and

10) distributions made to an alternate Payee pursuant to a qualified domestic relations order (does not apply to an IRA).

The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service. With respect to (3) above, if the series of substantially equal periodic payments is modified as permitted by the Code, before the later of the Annuitant attaining age 59 1/2 or five years from the Income Date, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used. A partial withdrawal taken after a series of substantially equal periodic payments has begun may result in the modification of the series of payments and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above unless another exception to the penalty tax applies. You should obtain competent tax advice before you make any partial withdrawals from your Contract.

Generally, distributions from a Qualified Contract must commence no later than the required beginning date. For IRAs, the required beginning date is April 1 of the calendar year, following the year in which you attain age 70 1/2. For TSA or 403(b) Contracts and for Qualified Contracts, the required beginning date is generally April 1 of the calendar year following the later of the calendar year in which you reach age 70 1/2 or retire. Generally, required distributions must be made over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated Beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. It is unclear whether a partial withdrawal taken after an Income Date will have an adverse impact on the determination of required minimum distributions. If you are attempting to satisfy these rules through partial withdrawals, the entire value of the benefits provided under the Contract may need to be included in calculating the amount required to be distributed. If you are receiving annuity payments or are age 70 1/2 or older, you should consult with a tax adviser before taking a partial withdrawal.

The following distributions from a TSA or 403(b) Contract are not allowed prior to age 59 1/2, separation from service, death or disability:

o salary reduction contributions made in years beginning after December 31, 1988;
o  earnings on those contributions; and
o earnings on amounts held as of the last year beginning before January 1, 1989 (as defined in Section 403(b)(11) of the Code).

Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties. We do not currently support hardship withdrawals and other liquidity benefits under TSA or 403(b) Contracts.

ASSIGNMENTS, PLEDGES AND GRATUITOUS TRANSFERS

Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the Contract Value is treated for federal income tax purposes as a partial or full withdrawal of such amount or portion. The investment in the Contract is increased by the amount includible as income with respect to such amount or portion, though it is not affected by any other aspect of the assignment or pledge (including its release). If a Contract Owner transfers a Contract without adequate consideration to a person other than the Contract Owner's spouse (or to a former spouse incident to divorce), the Contract Owner will be taxed on the difference between his or her Contact Value and the investment in the Contract at the time of transfer. In such case, the transferee's investment in the Contract will be increased to reflect the increase in the transferor's income.
The transfer or assignment of ownership of the Contract, the designation of an Annuitant, the selection of certain Income Dates, or the exchange of the Contract may result in certain other tax consequences that are not discussed herein. A Contract Owner contemplating any such transfer, assignment, or exchange should consult a tax advisor as to the tax consequences.

DEATH BENEFITS

Any death benefits paid under the Contract are taxable to the recipient as ordinary income. The rules governing the taxation of payments from an annuity contract generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

WITHHOLDING

Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

FEDERAL ESTATE TAXES

While no attempt is being made to discuss the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX

Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

FOREIGN TAX CREDITS

We may benefit from any foreign tax credits attributable to taxes paid by certain Funds to foreign jurisdictions to the extent permitted under the Federal tax law.

ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

DIVERSIFICATION

The Code provides that the underlying investments for a Non-Qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. We believe that the Investment Options are being managed so as to comply with the requirements.

In some circumstances, owners of variable annuities who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the policies, we believe that the Contract Owner should not be treated as the owner of the separate account. We reserve the right to modify the Contract to bring it into conformity with applicable standards should such modification be necessary to prevent Contract Owners from being treated as the owners of the underlying separate account assets.


10. ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------


The money in the Contract is available under the following circumstances:

o        by taking a withdrawal (including IWB payments);
o        by having us make LIB Payments/Traditional Annuity Payments; or
o        when we pay a death benefit.

You can take withdrawals from the Accumulation Portion of the Contract during the Accumulation Phase. If you exercise the LIB, you can also take withdrawals during the Payout Phase from any LIB Portion until 30 days after the tenth LIB Anniversary. When you take a full withdrawal you will receive your Contract Value on the Business Day the withdrawal request is received at our Service
Center:

o based upon the number of Accumulation Units held by the Contract on that Business Day and valued at the next available daily price established after receipt of the withdrawal request,
o    less any applicable withdrawal charge, and
o    less any premium tax.

See the Fee Tables and section 8, Expenses for a discussion of the charges. For more details on withdrawals under the LIB, see section 4, The Lifetime Income Benefit (LIB) - Contract Value Under the LIB.

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

After a partial withdrawal, the Contract Value remaining under all parts of the Contract must be at least equal to $5,000. WE RESERVE THE RIGHT TO TREAT A REQUEST FOR A WITHDRAWAL THAT WOULD REDUCE THE CONTRACT VALUE BELOW THIS MINIMUM AS A REQUEST FOR A FULL WITHDRAWAL OF THE CONTRACT.

We will pay the amount of any withdrawal from the Investment Options within seven (7) days of when we receive your request in good order unless the suspension of payments or transfers provision is in effect.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE AND WITHDRAWALS MADE UNDER THE LIB PORTION OF THE CONTRACT MAY HAVE OTHER ADVERSE TAX CONSEQUENCES. WITHDRAWALS FROM TSAS OR 403(B) CONTRACTS MAY BE RESTRICTED. (SEE SECTION 9, TAXES.)

INCREASING WITHDRAWAL BENEFIT (IWB)

The Contract includes an Increasing Withdrawal Benefit (IWB) in most states. The IWB guarantees a minimum level of income in the form of partial withdrawals (IWB payments) that begin on the IWB Date. The Contract Owner selects the IWB Date and it must fall on the 1st or the 15th of any calendar month that occurs after we issue the Contract. There are no age requirements on the exercise of the IWB. If you take a Full Annuitization the IWB cancels.

IF YOU EXERCISE THE IWB YOU CANNOT MAKE ANY ADDITIONAL PURCHASE PAYMENTS*, AND WE WILL NO LONGER CREDIT A BONUS TO THE CONTRACT.

* If you fund the Contract with money from an exchange or transfer from another investment product and you exercise the IWB in the first six months of the Contract, we will accept any of this money that we receive after the IWB Date.

The IWB does not create Contract Value or guarantee the performance of any Investment Option. Please refer to the applicable endorsements to the Contract for the specific terms and conditions of the IWB.

If you exercise the IWB, we will make IWB payments to the Owner(s) beginning on the IWB Date based on the initial IWB value. The Contract Owner selects both the amount of the initial IWB payment and the amount it will increase each year. We call this increasing upper limit on IWB payments the IWB Maximum. The IWB Maximum for the first IWB Year is 5% of the initial IWB value. The IWB Maximum then increases by 5% each year. This means that you can receive up to 5% of the initial IWB value in the first IWB Year, and you can receive up to 5.25% of the initial IWB value in the second IWB Year. The more you increase your IWB payments, the sooner we will pay the IWB value out to you and the sooner IWB payments may stop.

IWB payments are non-cumulative, which means that if you elect to receive less than the IWB Maximum in a given year, it will not carry over to the next IWB Year. You cannot request IWB payments that would exceed the IWB Maximum in a given IWB Year.

In order to begin receiving IWB payments, you must submit an IWB payment election form to our Service Center. IWB payments will not begin until our Service Center receives this form. Once our Service Center receives the IWB payment election form, we will automatically begin to make payments to you of your chosen IWB value percentage or the IWB Date. You can elect to receive IWB payments on an annual, semi-annual, quarterly, monthly or semi-monthly basis. Monthly and semi-monthly IWB payments are only available through an electronic transfer of funds. If you elect anything other than annual payments, each IWB payment amount will be equal to the annual IWB payment divided by the number of payments we will make during the IWB Year. If the scheduled IWB payment date does not fall on a Business Day, we will make payment to you on the next Business Day.

The initial IWB payment must exceed $100. If we are unable to structure the initial IWB payment so that it exceeds $100, the IWB will be unavailable to you and we will contact you to discuss alternate arrangements. For Qualified Contracts, IWB payments are guaranteed to be at least equal to any required minimum distribution for the Contract, even if that would cause you to exceed the IWB Maximum. Required minimum distributions from the Contract are not subject to a withdrawal charge.

IWB payments will be treated as withdrawals for tax purposes. This means that for Non-Qualified Contracts, Contract gains from the entire Contract are considered to be distributed first and are subject to income taxes. Purchase Payments are distributed after gains have been paid out and are generally considered to be a return of your investment and are not subject to income tax. For Qualified Contracts, the entire IWB payment will most likely be subject to income tax. In addition, IWB payments may be subject to premium taxes and if you are younger than age 59 1/2, IWB payments may also be subject to a 10% penalty tax. IWB payments are not subject to a withdrawal charge as long as you withdraw no more than your IWB Maximum or the required minimum distribution amount in any IWB Year.

IF YOU REQUEST A PARTIAL WITHDRAWAL WHILE RECEIVING IWB PAYMENTS AND THE AMOUNT YOU REQUEST PLUS YOUR IWB PAYMENTS EXCEED THE IWB MAXIMUM FOR THAT IWB YEAR, THE AMOUNT THAT EXCEEDS THE IWB MAXIMUM* WILL BE SUBJECT TO ANY APPLICABLE WITHDRAWAL CHARGE AND WILL REDUCE:

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

o THE CONTRACT VALUE REMAINING IN THE ACCUMULATION PORTION,
o THE REMAINING IWB VALUE, WHICH DETERMINES THE AMOUNTS AVAILABLE FOR FUTURE IWB PAYMENTS,
o THE AMOUNTS AVAILABLE FOR FUTURE LIB PAYMENTS/TRADITIONAL ANNUITY
PAYMENTS, AND
o THE AMOUNTS AVAILABLE FOR PAYMENT OF THE DEATH BENEFIT.

*Excludes amount paid as part of a required minimum distribution.

If you request a partial withdrawal while you are receiving IWB payments you can instruct us to stop IWB payments that are due for the remainder of the IWB Year. Other than that, once each IWB Year the Contract Owner can elect to:

o    change the amount of next year's IWB payment.
o    change the amount that next year's IWB payment will increase.
o     stop IWB payments for the next year.
o stop IWB payments completely and receive a lump sum payment of the Contract Value remaining in the Accumulation Portion less any applicable withdrawal charge and premium tax.
o stop IWB payments and switch to LIB Payments (if you satisfy all appropriate requirements) or Traditional Annuity Payments.

If you convert all of your remaining IWB payments to variable annuity payments, we base:

o LIB Payments on the greater of the following (less applicable premium taxes): the Contract Value remaining in the Accumulation Portion, or the remaining IWB value.
o Traditional Annuity Payments on the Contract Value remaining in the Accumulation Portion (less applicable premium taxes).

If you convert only a portion of your remaining IWB payments to variable annuity payments, we base LIB Payments and/or Traditional Annuity Payments on the Contract Value you apply to the Partial Annuitization. This conversion will be treated as a partial withdrawal, but will not be subject to a withdrawal charge. It will reduce the Contract Value remaining in the Accumulation Portion, the remaining IWB value, the amounts available for future LIB Payments/Traditional Annuity Payments and payment of the death benefit.

If the amount you wish to convert from IWB payments to LIB Payments does not allow us to structure LIB Payments so that the initial payment exceeds $100, the LIB will not be available to you. Annuitants must also meet the age requirements for exercise of the LIB. We will not allow you to apply amounts of less than $5,000 to Traditional Annuity Payments.

You must provide notice of any requested change to IWB payments to the Service Center at least 30 days prior to the IWB Anniversary to effect a change for the next IWB Year. We will effect any change on the IWB Anniversary and the change will remain in effect for the entire following IWB Year.

We will deduct each IWB payment pro rata from the Investment Options. We will continue to allocate the Contract Value among the Investment Options according to your instructions while the IWB is in effect. You can also continue to make transfers between the Investment Options (subject to certain restrictions set out in section 6, Investment Options - Transfers) while the IWB is in effect.

ONCE YOU ELECT TO RECEIVE IWB PAYMENTS:

o    YOU CAN NO LONGER MAKE ADDITIONAL PURCHASE PAYMENTS*;
o    WE WILL NO LONGER CREDIT THE CONTRACT WITH A BONUS;
o THE CONTRACT VALUE REMAINING IN THE ACCUMULATION PORTION WILL DECREASE ON A DOLLAR-FOR-DOLLAR BASIS WITH EACH IWB PAYMENT YOU RECEIVE AND ANY ADDITIONAL PARTIAL WITHDRAWALS YOU TAKE;
o    THE TRADITIONAL GMDB VALUE WILL DECREASE, AND
o THE IWB VALUE WILL REDUCE WITH EACH IWB ADJUSTED PARTIAL WITHDRAWAL YOU TAKE. (IWB PAYMENTS ARE INCLUDED IN THE DEFINITION OF IWB ADJUSTED PARTIAL WITHDRAWALS.)

* If you fund the Contract with money from an exchange or transfer from another investment product and you exercise the IWB in the first six months of the Contract, we will accept any of this money that we receive after the IWB Date.

An election to begin receiving IWB payments will not freeze the Contract Value, with the result that the Contract Value under the Accumulation Portion that is available for withdrawal, LIB Payments/Traditional Annuity Payments, and payment of the death benefit will continue to increase and decrease as a result of Investment Option performance.

You can continue to receive IWB payments until the IWB value is exhausted, even if the Contract Value is less than or equal to zero. If you exhaust the IWB value and there is Contract Value remaining in the Accumulation Portion, you can:

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

o request a lump sum payment of this amount, less any applicable premium tax and withdrawal charge;
o have us make Traditional Annuity Payments if there is at least $5,000 of Contract Value remaining in the Accumulation
  Portion (less any applicable premium tax);
o have us make LIB Payments if the Annuitant(s) meet the age requirements for exercise of the LIB and the Contract Value remaining in the Accumulation Portion (less any applicable premium tax) will result in an initial LIB Payment that exceeds $100; or
o continue the Contract until the next IWB value reset and then begin taking IWB payments from the reset IWB value.

If you exercise the IWB and the LIB simultaneously:

o partial withdrawals (including IWB payments) you take from the Accumulation Portion will not affect LIB Payments we make to the Payee or the Contract Value remaining under the LIB Portion, and
o partial withdrawals you take from the LIB Portion and LIB Payments we make will not affect IWB payments we make or the Contract Value remaining to you under the Accumulation Portion.

The IWB will terminate upon the earliest of:

o    Contract termination,
o    the Income Date if you take a Full Annuitization,
o    the IWB value and the Contract Value are both zero or less, or
o the death of any Contract Owner (unless the deceased contract owner's spouse continues the Contract as the new Contract Owner).

CALCULATING THE IWB VALUE

On the IWB Date, the initial IWB value is equal to the greater of:

o    the Contract Value remaining in the Accumulation Portion, or
o the total Purchase Payments reduced proportionately by the percentage of Contract Value withdrawn (including any withdrawal charge) for each withdrawal you made from the Accumulation Portion (this includes amounts you applied to Partial Annuitizations).

If you fund the Contract with money from an exchange or transfer from another investment product, and you exercise the IWB in the first six months of the Contract, and we receive some or all of this money after the IWB Date, on the Business Day we receive that money we will:

o  add the money to your IWB value,
o add the money to the dollar amount you are entitled to under the IWB Maximum, and
o  increase the amount of your next IWB payment.

The IWB value decreases with each IWB adjusted partial withdrawal you take. For the purposes of calculating IWB adjusted partial withdrawals, IWB payments and Partial Annuitizations are included in the meaning of "partial withdrawal(s)". IWB adjusted partial withdrawals come only from the Accumulation Portion of the Contract.

IWB ADJUSTED PARTIAL WITHDRAWALS = IWBA  +  (RPWA  X  IWBV)

       IWBA = The amount of the partial withdrawal that together with any other previous partial withdrawals taken during the IWB Year, does not exceed the IWB Maximum.
       RPWA = The remaining amount of the partial withdrawal, including any applicable withdrawal charge. IWBV = The greater of one or (a) divided by
       (b) where:
                     (a) = the remaining IWB value on the day of (but prior to) the partial withdrawal.
                     (b) = the Contract Value remaining in the Accumulation Portion on the day of (but prior to) the partial withdrawal.

ANY PARTIAL WITHDRAWALS (INCLUDING IWB PAYMENTS AND PARTIAL ANNUITIZATIONS) YOU TAKE FROM THE ACCUMULATION PORTION THAT ARE IN EXCESS OF THE IWB MAXIMUM IN AN IWB YEAR MAY REDUCE THE IWB VALUE BY A GREATER AMOUNT THAN THE WITHDRAWAL. If the Contract Value remaining in the Accumulation Portion at the time of withdrawal is greater than the remaining IWB value, we will reduce the IWB value by the dollar amount of the withdrawal. If the Contract Value remaining in the Accumulation Portion at the time of withdrawal is less than the remaining IWB value, we will reduce the IWB value by more than the amount of the withdrawal.

Beginning on the tenth IWB Anniversary and every fifth IWB Anniversary after that, we will:

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

o reset the IWB value to equal the Contract Value remaining in the Accumulation Portion if that amount is greater than the remaining IWB value, and
o reset the IWB Maximum to equal 5% of the reset IWB value if that amount is greater than the current IWB Maximum.

IWB EXAMPLES

EXAMPLE OF IWB RESET:Assume
     the initial amount applied to the IWB is              100,000
     with initial IWB Maximum of                            5,000.
     As of the 10th IWB Anniversary the IWB Maximum has grown to
                                                            8,144.

(1)  If the Contract Value is less than the remaining IWB value no reset occurs,
     and the IWB Maximum for the 11th IWB Year is           8,144
     as previously scheduled,
     and grows at 5% on each IWB Anniversary.

(2)  If the Contract Value is 40,000 and this is larger than the remaining IWB
     value, the remaining IWB value is set to               40,000.
     The IWB Maximum is the larger of 8,144 or
     5% 40,000 =                                             2,000;
     therefore the IWB Maximum for the
     11th IWB Year is                                        8,144
     and grows at 5% on each IWB Anniversary.

(3)  If the contract value is 175,000 and this is larger than the remaining IWB
     value, the remaining IWB value is set to               175,000.
     The IWB Maximum is the larger of 8,144 or 5% 175,000 =   8,750;
     therefore the IWB Maximum for the 11th IWB Year is       8,750
     and grows at 5% on each IWB Anniversary.

EXAMPLE OF WITHDRAWALS IN ADDITION TO IWB PAYMENTS: Assume
     the IWB Maximum is                                        2,400,
     the IWB payments as scheduled by the owner are 100 per month.

(1)  If no additional withdrawals are taken, the owner will receive
     12 x 100 =                                               1,200
     over the course of the year, free of withdrawal charge.

(2)  If a withdrawal of 500 is taken after the eighth payment, the first eight
     IWB payments, which total 8 x 100 =                        800,
      are free of withdrawal charge. The
     additional withdrawal of 500 is free of withdrawal charge because total
     withdrawals of 800 + 500 =                               1,300
     do not exceed the IWB Maximum of 2,400.
     The final four IWB payments which total 4 x 100 =          400
     are paid as scheduledand are free of withdrawal charge, because total
     withdrawals of 800 + 500 +  400 =                        1,700
     do not exceed the IWB Maximum of 2,400.

(3)  If a withdrawal of 2,000 is taken after the eighth payment, the first eight
     IWB payments, which total 8 x 100 =                        800,
     are free of withdrawal charge. The
     IWB Maximum allows 2,400 - 800 =                         1,600
     of the withdrawal of 2,000 to be
     taken free of withdrawal charge and the IWB Maximum has been met. Of the
     withdrawal of 2,000, the remaining 2,000 - 1,600 =         400
     is subject to withdrawal charge.
     Unless you instruct us to cancel the remaining payments for the year, the
     final four IWB payments, which total 4 x 100 =             400,
     are paid as scheduled
     and are subject to withdrawal charge, because the IWB Maximum has been met. These final four payments may each be less than 100, after any applicable withdrawal charge is deducted.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone payments for withdrawals (including IWB payments) or transfers for any period when:

o the New York Stock Exchange is closed (other than customary weekend and holiday closings);
o trading on the New York Stock Exchange is restricted;
o an emergency exists as a result of which disposal of the Investment Option shares is not reasonably practicable or we cannot reasonably value the Investment Option shares;
o during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Contract Owners.


11. ILLUSTRATIONS
--------------------------------------------------------------------------------


In order to help you understand how your Contract Values vary over time and under different sets of assumptions, we will provide you with certain personalized illustrations upon request and free of charge. These illustrations may provide hypothetical depictions of either the "pay in", or Accumulation Phase, or the Annuity Payment or "payout" phase. Illustrations may be based upon historical performance of the Investment Options, as adjusted for certain expenses. (Any adjusted historical performance information will be accompanied by "standardized" performance information.) In the alternative, certain illustrations may be based upon an assumed rate of return not to exceed 12%. As another alternative, we may use the Standard & Poor's(R) 500 Composite Price Index (S&P 500(R)) or other recognized investment benchmarks to show how values may vary. Illustrations based on a blend of the S&P 500(R) and the Lehman Brothers Aggregate Bond Index can be found in the Appendix.

The illustrations are not guarantees or representations as to future performance or any specific rate of return. You can request an illustration free of charge at any time by contacting your registered representative.


12. DEATH BENEFIT
--------------------------------------------------------------------------------


The Traditional Guaranteed Minimum Death Benefit (Traditional GMDB) will apply during the Accumulation Phase, whether or not you exercise the IWB (if applicable). PLEASE REFER TO THE APPLICABLE ENDORSEMENT TO YOUR CONTRACT FOR THE SPECIFIC TERMS AND CONDITIONS OF THE TRADITIONAL GMDB.

If you exercise the LIB there is also a death benefit available until the 30th day after the tenth LIB Anniversary for any LIB Portion. The death benefit is equal to the Contract Value remaining in the LIB Portion, less any applicable premium tax and withdrawal charge. For more information see section 4, The Lifetime Income Benefit (LIB) - Contract Value Under The LIB.

The use of the term "you" in this section refers to the Annuitant if the Contract is owned by a non-individual; otherwise it refers to the Contract Owner.

Any part of the death benefit amount that had been invested in the Investment Options remains in the Investment Options until distribution begins. From the time the death benefit is determined until we make a complete distribution, any amount in the Investment Options will be subject to investment risk that will be borne by the recipient.

The following table is intended to help you better understand what happens upon the death of any Owner and/or Annuitant under the different parts of the Contract. We make IWB payments from the Accumulation Portion. For Qualified Contracts, the Annuitant must be the Contract Owner unless the Contract is owned by a qualified plan or is part of a custodial arrangement. If you take a Partial Annuitization, the Annuitant must be the Contract Owner for each Partial Annuitization. We do not allow you to appoint joint Annuitants for Partial Annuitizations.


------------------------------------------------------------------------------------------------------------------------------------
UPON THE DEATH       ACTION UNDER THE ACCUMULATION     ACTION UNDER ANY TRADITIONAL ANNUITY
OF...                             PORTION                               PORTION                       ACTION UNDER ANY LIB PORTION
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
the Contract      We will pay a death benefit based   The Beneficiary becomes the Contract   The Beneficiary becomes the Contract
Owner.            on the Traditional GMDB to the      Owner.                                 Owner.
----------------- Beneficiary.                        If the deceased was not an Annuitant,  If the deceased was not an Annuitant,
There is no       If the Beneficiary is a spouse,     Traditional Annuity Payments to the   LIB Payments to the Payee will continue.
surviving Joint   they can instead elect to continue  Payee will continue. We will not pay a We will not pay a death benefit.
Owner.            the Contract at the greater of the  death benefit.                         If the deceased was the only surviving
                  Contract Value remaining in the     If the deceased was the only surviving Annuitant, LIB Payments will stop and
                  or the death                        Annuitant, Traditional Annuity         the LIB Portion will terminate. We will
                  benefit provided by the             Payments to the Payee will continue as pay a death benefit to the Beneficiary
                  Traditional GMDB.                   provided for in the selected Annuity   if death occurs before the 31st day
                                                      Option, and will be paid               after the tenth LIB Aniversary. If
                                                      rapidly as they were being             death occurs after that , we will not
                                                      paid at the                            pay a death benefit.
                                                      Contract Owner's                       If the deceased was an Annuitant and
                                                      death. We will not a death             there is a surviving joint Annuitant
                                                      benefit. pay a death                   LIB Payments to the Payee will continue
                                                      benefit under Annuity If               during the lifetime of the surviving
                                                      the deceased was an                    Joint Annuitant. We will not pay a
                                                      Annuitant and Options 1                Death Benefit
                                                      through 4. However, there
                                                      there may be a refund
                                                      to the Payee under LIB
                                                      Payments to the Payee under
                                                      Annuity Option 5.
                                                      After all Traditional Annuity
                                                      Payments or refunds have been
                                                      paid, the Traditional Annuity
                                                      Portion or the Contract
                                                      will terminate.
                                                      If the deceased was an
                                                      Annuitant and there is a
                                                      surviving joint Annuitant,
                                                      Traditional Annuity
                                                      Payments to the Payee will
                                                      continue during the
                                                      lifetime of the surviving
                                                      joint Annuitant. We will
                                                      not pay a death benefit.
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
any Owner.        We will consider the surviving      The surviving Joint Owner becomes the   The surviving Joint Owner becomes the
There is a        Joint Owner to be the Beneficiary.  sole Contract Owner.                    sole Contract Owner.
surviving Joint   Any other Beneficiary on record     If the deceased was not an Annuitant,   If the deceased was not an Annuitant,
Owner.            will be treated as a contingent     Traditional Annuity Payments to the   LIB Payments to the Payee will continue.
                  Beneficiary.                        Payee will continue.We will not pay a   We will not pay a death benefit.
                  We will pay a death benefit based   death benefit.                          If the deceased was the only surviving
                  on the Traditional GMDB to the      If the deceased was the only surviving  Annuitant, LIB Payments will stop and
                  surviving Joint Owner. If the       Annuitant, Traditional Annuity          the LIB Portion will terminate.We will
                  Joint Owner is a spouse, they can   Payments to the Payee will continue as  pay a death benefit to the surviving
                  instead elect to continue the       provided for in the selected Annuity    Joint Owner if death occurs before the
                  Contract at the greater of the      Option, and will be paid at least as    31st day after the tenth LIB
                  Contract Value remaining in the     rapidly as they were being paid at the Anniversary. If death occurs after that
                  Accumulation Portion, or the death  Contract Owner's death. We will not    we will not pay a death benefit.
                  benefit provided by the             pay a death benefit under Annuity      If the deceased was an Annuitant and
                  Traditional GMDB.                   Options 1 through 4. However, there    there is a surviving joint Annuitant,
                                                      may be a refund to the Payee under     LIB Payments to the Payee will continue
                                                      Annuity Option 5. After all            during the lifetime of the surviving
                                                      Traditional Annuity Payments or         joint Annuitant. We will not pay
                                                                                              a death
                                                      refunds have been
                                                      paid, the                               benefit.
                                                      Traditional Annuity
                                                      Portion or the Contract
                                                      will terminate.
                                                      If the deceased was an
                                                      Annuitant and there is a
                                                      surviving joint Annuitant,
                                                      Traditional Annuity
                                                      Payments to the Payee will
                                                      continue during the
                                                      lifetime of the surviving
                                                      joint Annuitant. We will
                                                      not pay a death benefit.
------------------------------------------------------------------------------------------------------------------------------------


                                       54

------------------------------------------------------------------------------------------------------------------------------------
the Annuitant.    If the Contract is owned by a       Traditional Annuity Payments to the     LIB Payments will stop and the LIB
There is no       non-individual (for example a       Payee will continue as provided for in  Portion will terminate.
surviving joint   qualified plan or a trust), we      the selected Annuity Option, and will   We will pay a death benefit if death
Annuitant.        will treat the death of the         be paid at least as rapidly as they     occurs before the 31st day after the
                  Annuitant as the death of the       were being paid at the Annuitant's      tenth LIB Anniversary. If death occurs
                  Contract Owner, we will pay a       death.                                  after that, we will not pay a death
                  death benefit based on the          We will not pay a death benefit under   benefit.
                  Traditional GMDB to the             Annuity Options 1 through 4. However,   If the deceased was not an Owner, we
                  Beneficiary, and a new Annuitant    there may be a refund due to the Payee  will pay any death benefit to the
                  cannot be named.                    under Annuity Option 5.                 Contract Owner.
                  If the deceased was not an Owner,   If the deceased was the only surviving  If the deceased was the only surviving
                  we will not pay a death benefit.    Owner, the Beneficiary will become the Owner, we will pay any death benefit to
                  The Contract Owner can name a new   Contract Owner if the Contract        the Beneficiary. The Beneficiary becomes
                  Annuitant subject to our approval   continues.                              the Contract Owner if the Contract
                  as long as the Contract is not      If the deceased was a Joint Owner, the  continues.
                  owned by a non-individual.          surviving Joint Owner becomes the sole  If the deceased was a Joint Owner, we
                  If the deceased was the only        Contract Owner if the Contract          will pay any death benefit to the
                  surviving Owner, we will pay a      continues.                              surviving Joint Owner. The surviving
                  death benefit based on the          After all Traditional Annuity Payments  Joint Owner becomes the sole Contract
                  Traditional GMDB to the             or refunds have been paid, the          Owner if the Contract continues.
                  Beneficiary.                        Traditional Annuity Portion or the
                  If the deceased was a Joint Owner   Contract will terminate.
                  and there is a surviving Joint Owner,
                  we will consider the
                  surviving Joint Owner to be the
                  Beneficiary. Any other
                  Beneficiary on record will be
                  treated as a contingent
                  Beneficiary. We will pay a death
                  benefit based on the
                  Traditional GMDB to the surviving
                  Joint Owner. If the Joint Owner is a
                  spouse, they can elect to continue
                  the Contract at the greater of the
                  Contract Value remaining in the
                  Accumulation Portion, or the death
                  benefit provided by the Traditional
                  GMDB.
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
the Annuitant.    If the deceased was not an Owner,   Traditional Annuity Payments to the    LIB Payments to the Payee will continue
There is a        we will not pay a death benefit.    Payee will continue during the         during the lifetime of the joint
surviving joint   The Contract Owner can name a new   lifetime of the joint Annuitant.       Annuitant.
Annuitant.        Annuitant subject to our approval.  We will not pay a death benefit.       We will not pay a death benefit.
                  If the deceased was the only        If the deceased was the only surviving If the deceased was the only surviving
                  surviving Owner, we will pay a      Owner, the Beneficiary will become the Contract Owner, the Beneficiary becomes
                  death benefit based on the          Contract Owner.                        the Contract Owner.
                  Traditional GMDB to the             If the deceased was a Joint Owner, the
                  If the deceased was a Joint Owner,  surviving Joint Owner becomes
                  the sole surviving Joint Owner      becomes the sole Contract Owner.
                  and there is a surviving Joint
                  Owner, we will consider the
                  surviving Joint Owner to be the
                  Beneficiary. Any other
                  Beneficiary on record will be
                  treated as a contingent
                  Beneficiary. We will pay a death
                  benefit based on the Traditional GMDB
                  to the surviving Joint Owner. If the
                  Joint Owner is a spouse, they can
                  elect to continue the Contract at
                  the greater of the Contract Value
                  remaining in the Accumulation Portion,
                  or the death benefit provided by the
                  Traditional GMDB.
------------------------------------------------------------------------------------------------------------------------------------

TRADITIONAL GUARANTEED MINIMUM DEATH BENEFIT (TRADITIONAL GMDB)

The amount of the death benefit will be the greater of 1 or 2, less any applicable premium tax.

1. The Contract Value remaining in the Accumulation Portion determined as of the end of the Business Day during which both due proof of death and an election of the death benefit payment option have been received at our Service Center.

2. The GMDB value, which is the total of all Purchase Payments reduced by any GMDB adjusted partial withdrawals you take.

For the purposes of calculating GMDB adjusted partial withdrawals, IWB payments and Partial Annuitizations are included in the meaning of "partial withdrawal(s)". GMDB adjusted partial withdrawals come only from the Accumulation Portion.

BEFORE YOU EXERCISE THE IWB, GMDB adjusted partial withdrawals are equal to the following: PW X GMDB

       PW = The amount of the partial withdrawal including any applicable withdrawal charge.
       GMDB = The greater of one or (a) divided by (b) where:
                     (a) = the death benefit on the day of (but prior to) the partial withdrawal..
                     (b) = the Contract Value remaining in the Accumulation Portion on the day of (but prior to) the partial withdrawal.

IF YOU EXERCISE THE IWB, GMDB adjusted partial withdrawals are equal to the following: IWBA + (RPWA X IWBV)

       IWBA = The amount of the partial withdrawal that together with any other previous partial withdrawals taken during the IWB Year, do not exceed the IWB Maximum.
       RPWA = The remaining amount of the partial withdrawal, including any applicable withdrawal charge.
       IWBV = The greater of one or (a) divided by
       (b) where:
                     (a) = the remaining IWB value on the day of (but prior to) the partial withdrawal.
                     (b) = the Contract Value remaining in the Accumulation Portion on the day of (but prior to) the partial withdrawal.

ANY PARTIAL WITHDRAWALS (INCLUDING IWB PAYMENTS AND PARTIAL ANNUITIZATIONS) YOU TAKE FROM THE ACCUMULATION PORTION THAT ARE IN EXCESS OF THE IWB MAXIMUM IN AN IWB YEAR MAY REDUCE THE GMDB VALUE BY A GREATER AMOUNT THAN THE WITHDRAWAL. If the Contract Value remaining in the Accumulation Portion at the time of withdrawal is greater than the remaining IWB value, we will reduce the GMDB value by the dollar amount of the withdrawal. If the Contract Value remaining in the Accumulation Portion at the time of withdrawal is less than the remaining IWB value, we will reduce the GMDB value by more than the amount of the withdrawal.

The Traditional GMDB endorsement will terminate upon the earliest of:

o The Income Date if you take a Full Annuitization, or
o Contract termination.

DEATH BENEFIT EXAMPLES

o You purchase the Contract currently offered by this prospectus with an initial Purchase Payment of $100,000.
o You make no additional Purchase Payments.
o You request a partial withdrawal of $20,000 in the tenth Contract Year whenthe Contract Value on the date of (but prior to the partial withdrawal) is $160,000. There is no withdrawal charge on the partial withdrawal because we have had the Purchase Payment for nine full Contract Years. You take no other partial withdrawals.
o The Contract Value on the tenth Contract Anniversary is $140,000.
o On the date of (but prior to the partial withdrawal) the IWB Maximum is $10,000 and the remaining IWB value is $140,000.

TRADITIONAL GMDB IF YOU DO NOT EXERCISE THE IWB:

We calculate the death benefit on the tenth Contract Anniversary as the greater of:

1) Contract Value:                                                   $140,000
                                                                     --------

         2) Total Purchase Payments                                  $100,000
               reduced by the GMDB adjusted partial withdrawal       -  20,000
                                                                     ---------
                                                                     $ 80,000

The GMDB adjusted partial withdrawal for (2) above is equal to:
         The amount of the partial withdrawal including any applicable
                 withdrawal charge                                    $10,000

          Multiplied by the greater of a) or b) where:
              a) is one, and
              b) is the death benefit divided by the Contract Value on the date of (but prior to) the partial withdrawal =
                $140,0000/$160,0000  =  0.875                         X    1
                                                                      ------
               Total GMDB adjusted partial withdrawal                $20,000

Therefore, the death benefit under the Traditional GMDB on the tenth Contract Anniversary is $140,000.

TRADITIONAL GMDB IF YOU EXERCISE THE IWB:

We calculate the death benefit on the tenth Contract Anniversary as the greater of:

1) Contract Value:                                                    $140,000
                                                                      ========

2) GMDB Value: Total Purchase Payments                                $100,000
               reduced by the GMDB adjusted partial withdrawal        -  20,000
                                                                      ---------
                                                                      $ 80,000

The GMDB adjusted partial withdrawal for (2) above is equal to:
         The amount of the partial withdrawal that does not exceed the
              IWB Maximum for the current IWB Year                     $10,000
         PLUS
         The remaining amount of the partial withdrawal (including any
              withdrawal charge)                                       10,000
          Multiplied by the greater of a) or b) where:
              a) is one, and
              b)is the remaining IWB value divided by the Contract Value on the date of (but prior to) the partial withdrawal = $140,0000/$160,0000 = 0.875 X 1
                                                                    +  10,000
         Total GMDB adjusted partial withdrawal                       $20,000

Therefore, the death benefit under the Traditional GMDB on the tenth Contract Anniversary is $140,000.

DEATH BENEFIT PAYMENT OPTIONS

If you have not previously designated a death benefit payment option, a Beneficiary must request the death benefit be paid under one of the death benefit payment options below. If the Beneficiary is the spouse of the deceased Contract Owner, he/she can choose to continue the Contract in his/her own name at the then current Contract Value, or if greater, the death benefit value. An election by the spouse to continue the Contract must be made in a form satisfactory to us at our Service Center within 60 days after the death benefit first becomes payable by us. If a lump sum payment is requested, the amount will be paid within seven days of receipt of proof of death and the valid election, including any required governmental forms, unless the suspension of payments or transfers provision is in effect. Payment of the death benefit may be delayed pending receipt of any applicable tax consents and/or forms from a state.

OPTION A: lump sum payment of the death benefit.

OPTION B: payment of the entire death benefit within five years of the date of any Owner's death.

OPTION C: if the beneficiary is a natural person, payment of the death benefit as a Traditional Annuity Payment under an Annuity Option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary. Distribution under this option must begin within one year of the date of any Owner's death.

Any portion of the death benefit not applied under an Annuity Option within one year of the date of the Contract Owner's death must be distributed within five years of the date of death.

If the Beneficiary wants to receive the payment other than in a lump sum, he/she may only make such an election during the 60 day period after the day that the lump sum first became payable.

13. OTHER INFORMATION
--------------------------------------------------------------------------------


ALLIANZ LIFE

Allianz Life is a stock life insurance company organized under the laws of the state of Minnesota in 1896. We offer fixed and variable annuities and group life, accident and health insurance products. We are licensed to do direct business in 49 states and the District of Columbia. We are a subsidiary of Allianz Versicherungs-AG Holding, which is a provider of integrated financial services.

THE SEPARATE ACCOUNT

We established Allianz Life Variable Account B (the Separate Account) as a separate account under Minnesota insurance law on May 31, 1985. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise our management of the Separate Account.

The Separate Account holds the assets that underlie the Contracts, except assets allocated to our general account. We keep the Separate Account assets separate from the assets of our general account and other separate accounts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.

We own the assets of the Separate Account. We credit gains to or charge losses against the Separate Account, whether or not realized, without regard to the performance of other investment accounts. The Separate Account's assets may not be used to pay any of our liabilities other than those arising from the Contracts. If the Separate Account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account. The obligations of the Separate Account are not generalized obligations of Allianz Life.

DISTRIBUTION

USAllianz Investor Services, LLC (USAllianz), a wholly-owned subsidiary of Allianz Life Insurance Company of North America, serves as principal underwriter for the Contracts. USAllianz, a limited liability company organized in Minnesota, is located at 5701 Golden Hills Drive, Minneapolis, MN 55416. USAllianz is registered as a broker/dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "1934 Act"), as well as with the securities commissions in the states in which it operates, and is a member of the NASD, Inc. USAllianz is not a member of Securities Investors Protection Corporation. More information about USAllianz is available at http://www.nasd.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD, Inc. describing its Public Disclosure Program.

We have entered into a distribution agreement with our affiliate USAllianz for the distribution and sale of the Contracts. USAllianz does not itself sell the Contracts on a retail basis. Rather, USAllianz enters into selling agreements with other third-party broker/dealers registered under the 1934 Act (selling firms) for the sale of the Contracts. One of these selling firms, USAllianz Securities, Inc., is our affiliate. We pay sales commissions to the selling firms and their registered representatives. Investment Options that assess Rule 12b-1 fees make payments of the fees to USAllianz under their distribution plans in consideration for providing certain services and incurring certain expenses permitted under the Investment Option's or underlying fund's plan. These payments equal 0.25% of an Investment Option's average daily net assets for the most recent calendar year. The investment adviser and/or subadviser (and/or their affiliates) of the Investment Options or underlying funds may from time to time make payments for administrative services to USAllianz or its affiliates.

The maximum commission payable for Contract sales by the registered representatives of the selling firms is expected not to exceed 5.00% of Purchase Payments. Sometimes, we enter into an agreement with the selling firm to pay commissions as a combination of a certain amount of the commission at the time of sale and a trail commission (which when totaled could exceed 5.00% of Purchase Payments).

We may fund USAllianz' operating and other expenses, including: overhead; legal and accounting fees; registered representative training; deferred compensation and insurance benefits for registered representatives; compensation for the USAllianz' management team; and other expenses associated with the Contracts. Registered representatives and their managers are also eligible for various benefits, such as production incentive bonuses, insurance benefits, and non-cash compensation items that we may provide jointly with USAllianz. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, awards, merchandise and other similar items. Registered representatives and managers may receive other payments from us for services that do not directly involve the sale of the Contracts, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

We and/or USAllianz may pay certain selling firms additional marketing support allowances for:

o  marketing services and increased access to registered representatives;
o sales promotions relating to the Contracts;
o costs associated with sales conferences and educational seminars for their registered representatives; and
o other sales expenses incurred by them.

We and/or USAllianz may make bonus payments to certain selling firms based on aggregate sales of our variable insurance contracts (including this Contract) or persistency standards, or as part of a special promotion. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms. In some instances, the amount paid may be significant.

A portion of the payments made to selling firms may be passed on to their registered representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a Contract.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the Contract Owners or the Separate Account.

We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

ADDITIONAL CREDITS FOR CERTAIN GROUPS

We may credit additional amounts to a Contract instead of modifying charges because of special circumstances that result in lower sales or administrative expenses or better than expected mortality or persistency experience.

ADMINISTRATION/THE SERVICE CENTER

Delaware Valley Financial Services, LLC (DVFS) performs certain administrative services regarding the Contracts. DVFS is a wholly-owned subsidiary of Allianz Life. The Service Center is located at 300 Berwyn Park, Berwyn, Pennsylvania. The administrative services performed by the Service Center include:

o Issuance of the Contracts,
o Maintenance of Contract Owner records,
o Processing and mailing of account statements and other mailings to Contract Owners, and
o Routine customer service including:
- Responding to Contract Owner correspondence and inquiries,
- Processing of Contract changes,
- Processing withdrawal requests (both partial and total), and
- Processing annuitization requests.

We compensate DVFS based on a specified fee per transaction and an additional negotiated fee for enhancements to computer systems used to process our business.

To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the Investment Options, will be mailed to your household, even if you or other persons in your household have more than one contract issued by us or our affiliate. Call us at the toll-free number listed at the back of this prospectus if you need additional copies of financial reports, prospectuses, or annual and semiannual reports, or if you would like to receive one copy for each contract in future mailings.

FINANCIAL STATEMENTS

The consolidated financial statements of Allianz Life and the Separate Account have been included in the Statement of Additional Information.

14. GLOSSARY
--------------------------------------------------------------------------------


This prospectus is written in plain English to make it as understandable as possible. However, there are some technical words or terms used which are defined below and are capitalized in the prospectus.

ACCUMULATION PHASE - the period of time before you take a Full Annuitization. Subject to certain restrictions, you can make additional Purchase Payments during this time until you exercise the Increasing Withdrawal Benefit (if applicable). You receive IWB payments during the Accumulation Phase. The Accumulation Phase may occur simultaneously with the Payout Phase if you take Partial Annuitizations.

ACCUMULATION PORTION - the part of the Contract that is in the Accumulation Phase. You receive IWB payments from the Accumulation Portion.

ACCUMULATION UNIT - the units into which we convert amounts invested in the subaccounts during the Accumulation Phase.

ANNUITANT - the natural person upon whose life we base the LIB Payments and/or Traditional Annuity Payments. For Qualified Contracts, the Annuitant must be the Contract Owner unless the Contract is owned by a qualified plan. The Contract Owner names the Annuitant (and any joint Annuitant) subject to our approval. If you take a Partial Annuitization, the Annuitant must be the Contract Owner for each Partial Annuitization. We do not allow you to appoint joint Annuitants for Partial Annuitizations.

ANNUITY OPTIONS - the income or payout options available under the Contract for Traditional Annuity Payments.

ANNUITY UNIT - the units into which we convert amounts invested in the subaccounts when we make Traditional Annuity Payments.

BASE PAYMENT - the guaranteed minimum annual LIB Payment we will make. We will increase the Base Payment on every fifth LIB Anniversary prior to the older Annuitant's 91st birthday to lock in a percentage of any Investment Option gains. The Base Payment will not decrease unless you take a partial withdrawal from the LIB Portion. It may increase as often as every five years.

BENEFICIARY - the person(s) or entity the Contract Owner names to receive any death benefit. The Beneficiary is named at Contract issue. Unless an irrevocable Beneficiary has been named, the Contract Owner can change the Beneficiary or contingent Beneficiary. If no Beneficiary is named, the Contract Owner's estate becomes the Beneficiary.

BUSINESS DAY - each day on which the New York Stock Exchange is open for trading, except when an Investment Option does not value its shares. Allianz Life is open for business on each day that the New York Stock Exchange is open. Our Business Day closes when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern Time.

CONTRACT - the deferred annuity contract corresponding to this prospectus that allows you to accumulate money tax deferred by making one or more Purchase Payments. It provides for lifetime or other forms of variable annuity payments beginning on the Income Date.

CONTRACT ANNIVERSARY - an anniversary of the Issue Date of your Contract.

CONTRACT OWNER - "you," "your" and "yours". The person or entity named in the Contract who may exercise all rights granted by the Contract. The Contract Owner is designated at Contract issue, unless changed. A Non-Qualified Contract can be owned by up to two JOINT OWNERS.

CONTRACT VALUE - on any Business Day it is equal to the sum of the values of your Investment Choices.

CONTRACT YEAR - any period of twelve (12) months commencing with the Issue Date and each Contract Anniversary thereafter.

FULL ANNUITIZATION - this occurs when you apply all of the Contract Value available under the Accumulation Portion to variable annuity payments (either LIB Payments or Traditional Annuity Payments). If you take a Full Annuitization, the Accumulation Phase of the Contract will end.

INCOME DATE - the date that you begin receiving LIB Payments/Traditional Annuity Payments under the Contract. This date must be the 1st or the 15th day of a calendar month. Because the Contract allows for Partial Annuitization there may be multiple Income Dates.

INVESTMENT CHOICES - the variable Investment Options and any general account Investment Choices available under the Contract for Purchase Payments or transfers. We do not currently offer any general account Investment Choices under the Contract. We may add, substitute or remove Investment Choices in the future.

INVESTMENT OPTIONS - the variable Investment Choices available under the Separate Account. You may invest in any or all of the USAZ FusionPortfolios at any one time.

ISSUE DATE - the date as shown on the Contract that starts the first Contract Year. Contract Anniversaries and Contract Years are measured from the Issue Date.

IWB - the Increasing Withdrawal Benefit. It is one of the primary features of the Contract. The IWB provides income in the form of guaranteed partial withdrawals. The IWB may not be available in all states.

IWB ANNIVERSARY - an anniversary of the IWB Date.

IWB DATE - the date we begin to make IWB payments if you exercise the IWB. It is also the date we establish the initial IWB value and the initial IWB Maximum. This date must be the 1st or the 15th day of a calendar month.

IWB MAXIMUM - the increasing annual upper limit of guaranteed partial withdrawals provided under the IWB. The upper limit starts at 5% of the IWB value on the IWB Date and increases by up to 5% on each IWB Anniversary.

IWB YEAR - any period of twelve (12) months commencing with the IWB Date and each IWB Anniversary after that.

LIB - the Lifetime Income Benefit. It is one of the primary features of the Contract. The LIB provides income in the form of guaranteed variable annuity payments.

LIB ACCOUNT - this is an account we use to help stabilize the annual LIB Payment from one LIB Year to the next.

LIB ANNIVERSARY - an anniversary of the Income Date(s) if you exercise the LIB. If you take Partial Annuitizations under the LIB you will have multiple LIB Anniversaries.

LIB FEE - a charge we use to pay for past/future LIB Payments that, due to poor performance, would have been less than the Base Payment guarantee. If your Investment Options' performance produces LIB Payments that are always at or above the Base Payment, the LIB Fee will provide no benefit to you.

LIB FEE RANGE - the range of any prior LIB Year's Investment Option gains from the LIB Portion that we use to fund the Base Payment guarantee.

LIB PAYMENT - variable annuity payments we make to the Payee under the LIB that are guaranteed never to be less than the Base Payment.

LIB PORTION - if you take a Partial Annuitization under the LIB, this is the part of the Accumulation Portion that you applied to LIB Payments. The maximum number of LIB Portions and Traditional Annuity Portions we allow at any one time is five.

LIB YEAR - if you exercise the LIB, any period of twelve (12) months commencing with an Income Date and each LIB Anniversary after that. If you take Partial Annuitizations under the LIB you will have multiple LIB Years.

LOCK IN GUARANTEE - depending on the LIB Option you select, this is the extent to which we will lock any Investment Option gains into the minimum Base Payment.

MARKET PAYMENT - if you exercise the LIB, this is the variable annuity payment that reflects the actual performance of the subaccounts for the last LIB Year, less any LIB Fee. This is the payment you would receive if it were not stabilized by the Base Payment guarantee. It may change from one Business Day to the next.

NON-QUALIFIED CONTRACT - a Contract that is not purchased under a pension or retirement plan qualified under sections of the Internal Revenue Code.

PARTIAL ANNUITIZATION - this occurs when you apply only part of the Contract Value available under Accumulation Portion to variable annuity payments (either LIB Payments or Traditional Annuity Payments). If you take a Partial Annuitization, the Accumulation Phase and Payout Phase of the Contract will occur simultaneously. You can take one Partial Annuitization every six months. The maximum number of Partial Annuitizations we allow at any one time is five.

PAYEE - the person or entity you designate to receive LIB Payments/Traditional Annuity Payments. An Owner or Annuitant can be the Payee but it is not required under the Contract. If you do not designate a Payee by the Income Date, we will make LIB Payments/Traditional Annuity Payments to the Contract Owner. The Contract Owner can change the Payee at any time.

PAYOUT PHASE - the phase your Contract is in once LIB Payments/Traditional Annuity Payments begin. This may occur simultaneously with the Accumulation Phase if you take Partial Annuitizations.

PURCHASE PAYMENT - the money you put in the Contract.

QUALIFIED CONTRACT - a Contract purchased under a pension or retirement plan qualified under sections of the Internal Revenue Code (for example, 401(k) and H.R. 10 plans), Individual Retirement Annuities (IRAs), or Tax-Sheltered Annuities (referred to as TSA, 403(b), or "90-24 transfer" contracts). Currently we issue Qualified Contracts which include but may not be limited to Roth IRAs, Traditional IRAs, Simplified Employee Pension (SEP) IRAs and TSA, 403(b) transfer Contracts ("90-24 transfers").

SEPARATE ACCOUNT - Allianz Life Variable Account B is the Separate Account that issues your Contract. It is a separate investment account of Allianz Life. The Separate Account holds the assets invested in the Investment Options that underlie the Contracts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.

SERVICE CENTER - The USAllianz Service Center. Our Service Center address and phone number are listed at the back of this prospectus.

TRADITIONAL ANNUITY PAYMENTS - variable annuity payments made by us to the Payee pursuant to the Annuity Option chosen. The dollar amount of Traditional Annuity Payments will go up or down based on the performance of the Investment Options and no minimum payment amount is guaranteed. We do not make these payments under the LIB.

TRADITIONAL ANNUITY PORTION - if you take a Partial Annuitization under the traditional Annuity Options, this is the part of the Accumulation Portion that you applied to Traditional Annuity Payments. The maximum number of LIB Portions and Traditional Annuity Portions we allow at any one time is five.

15. TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

                                                                        Page
     Allianz Life......................................................     2
     Experts...........................................................     2
     Legal Opinions....................................................     2
     Distributor.......................................................     2
     Reduction or Elimination of the
        Withdrawal Charge..............................................     2
     Federal Tax Status................................................     3
        General........................................................     3
        Diversification................................................     3
        Contracts Owned by Other Than Natural Persons..................     4
        Contract Owner Control.........................................     4
        Income Tax Withholding.........................................     4
        Required Distributions.........................................     5
        Qualified Contracts............................................     5
     Mortality and Expense Risk Guarantee..............................     8
     Financial Statements..............................................     8

16. PRIVACY NOTICE
--------------------------------------------------------------------------------

A NOTICE ABOUT YOUR NONPUBLIC FINANCIAL AND HEALTH INFORMATION (FEBRUARY 2004)

PRIVACY NOTICE REVISIONS

Our privacy practices have not changed since our previous notice. The only change we have made was to the Allianz Life(R) family of companies list shown at the end of this notice.

WE CARE ABOUT YOUR PRIVACY!

This notice is required by federal and state privacy laws. It describes the privacy policy of Allianz Life and its family of companies listed below. Your privacy is a high priority for us. It will be treated with the highest degree of confidentiality. We need to collect certain information from you so that we can provide insurance products to you. We are committed to maintaining the privacy of this information in accordance with law. All persons with access to this information must follow this policy.

We collect the following information:
o INFORMATION FROM YOU - received from our insurance and annuity applications, claim forms or other forms; examples are:
     your name; address; and date of birth;
o INFORMATION ABOUT YOUR TRANSACTIONS WITH US - examples are:
     your account balances; and your payment history;
o INFORMATION FROM THIRD PARTIES-from consumer reporting agencies; examples are: credit reports; and employment data.

WE MAY DISCLOSE THE FOLLOWING INFORMATION:

We disclose information such as your name; address; and policy information:
o TO OUR SERVICE PROVIDERS--SUCH AS PERSONS WHO:
     collect premiums; investigate claims; and administer benefits;
o AS PERMITTED BY LAW--EXAMPLES ARE:
     to government regulators; to law enforcement agencies; and related to court orders;
o OTHER CIRCUMSTANCES--EXAMPLES ARE:
     to consumer reporting agencies to obtain underwriting information; to medical professionals to process your claim; to your insurance agent so he or she can perform services for you.

CONFIDENTIALITY AND SECURITY OF YOUR INFORMATION:
o We protect your information. The only persons who have access to your information are those who must have it to provide our products and services to you.
o If we become aware that any of your information is incorrect, we will make an effort to correct it.
o We do not sell your information to others.

INFORMATION ABOUT OUR FORMER CUSTOMERS:

Information about our former customers is retained by us on a secure basis. If any disclosure of your information is made, it would be as described in this notice. We do not disclose any information about our former customers except as allowed or required by law.

THE FOLLOWING APPLIES ONLY TO AZ, CA, CT, GA, IL, KS, MA, ME, MN, MT, NV, NJ, NC, OH, OR, AND VA RESIDENTS:
o You have a right to access and request correction of your information that is retained by us.
o Information obtained from a report prepared by an insurance support agency may be retained by the agency and disclosed to other persons.

THE FOLLOWING APPLIES ONLY TO MASSACHUSETTS RESIDENTS (in addition to the above provisions):
o Upon your written request, you have a right to receive the reason for any adverse underwriting decision made by Allianz Life(R).

THE FOLLOWING APPLIES ONLY TO MONTANA RESIDENTS (in addition to the above provisions):
o You are entitled to receive, upon request to Allianz Life, a record of any subsequent disclosures of medical record information made by Allianz Life, including the following:
1. The name, address and institutional
     affiliation, if any, of each person receiving or examining the medical information during the preceding three years prior to your receipt of this privacy notice;
2. The date of the receipt or examination; and
3. To the extent
     practicable, a description of the information disclosed.

NOTIFICATION OF CHANGE:

If we revise our privacy practices in the future, we will notify you prior to the changes.

ALLIANZ LIFE(R) CONTACT INFORMATION:

If you have any questions or concerns about our privacy policies or procedures, please write, call, or Email:

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
PO BOX 1344
MINNEAPOLIS, MN 55440-1344
800/328-5600
WWW.ALLIANZLIFE.COM

ALLIANZ LIFE FAMILY OF COMPANIES:
o        Allianz Life Insurance Company of North America
o        USAllianz Investor Services, LLC
o        Allianz Individual Insurance Group, LLC.
                                                            M40018 (R-2/2004)

APPENDIX - ILLUSTRATIONS BASED ON THE S&P 500(R) AND THE LEHMAN BROTHERS AGGREGATE BOND INDEX
-------------------------------------------------------------------------------


As described elsewhere in this prospectus, the Contract is designed to offer the opportunity to receive income either as guaranteed partial withdrawals under the Increasing Withdrawal Benefit (IWB) or as guaranteed variable annuity payments over an Annuitant's lifetime under the Lifetime Income Benefit (LIB).

To help you understand how the Contract may perform in different market environments, the following tables and graphs compare the hypothetical income returned by a Contract over an extended period. The tables and graphs show how much income the Contract would hypothetically produce, at the end of each year based on the performance of a blend of the S&P 500(R) and the Lehman Brother Aggregate Bond Index if the product were offered and you purchased the variable annuity for $100,000 on January 1 1987.

The illustrations show a blend of 60% of the S&P 500(R) (without dividends) and 40% of the Lehman Brothers Aggregate Bond Index, for an 18-year period beginning on January 1 of the year 1987 and ending on December 31 of the year 2004. The illustrations assume the portfolio is rebalanced monthly. These assumptions are consistent with the Contract's being invested in the USAllianz FusionPortfolio Balanced Fund.

Contract costs and expenses reflected in the illustrations are:
o A withdrawal charge, which starts at 8.5% in the first year and declines to 0% after we have had your Purchase Payment for nine full years. Withdrawals will reduce the Contract Value and amounts payable as income and death benefits. Withdrawals may also be subject to a 10% penalty tax and income taxes.
o    A mortality and expense risk (M&E) charge of 2.10%.
o An Investment Option annual operating expense of 1.56%, which is the arithmetic average of the expenses of all the currently available Investment Options.

For more information about the costs and expenses of this Contract please see the Fee Tables and section 7, Expenses.

The IWB illustration assumes that you exercise the IWB immediately and the IWB Payment you receive each year is the maximum allowed.

The "ANNUAL NET BLENDED RETURN" is the annual returns of a hypothetical blend of 60% of the S&P 500(R) and 40% of the Lehman Brothers Aggregate Bond Index, rebalanced monthly, and adjusted for all Contract and Investment Option charges except the withdrawal charge. It also does not reflect the impact of premium taxes or income taxes for early withdrawal.

The "IWB PAYMENTS" reflects the annual IWB Maximum withdrawal. The illustration assumes that this amount is taken in twelve equal partial withdrawals at the beginning of each month.

The "REMAINING IWB VALUE" reflects the amount available for IWB Payments which may be taken as long as no withdrawals are taken in addition to the IWB Payments shown. The IWB Reset on the 10th and 15th IWB Anniversaries is reflected at the of ends the 10th and 15th IWB Years.

The "CONTRACT VALUE" reflects all Contract and Investment Option charges, but does not include the withdrawal charge. It also does not reflect the impact of premium taxes, income taxes or penalty taxes for early withdrawal. The Contract Value is calculated as of the end of the Contract Year.

The "SURRENDER VALUE" reflects all of the expenses and charges assessed against Contract Value and also reflects any withdrawal charge (if applicable). It does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for withdrawals prior to age 59 1/2. The Surrender Value is calculated as of the end of the Contract Year.

THERE ARE TWO LIB ILLUSTRATIONS. EACH ASSUMES THAT ALL THE CONTRACT VALUE IS APPLIED TO THE LIB IMMEDIATELY. THE FIRST ASSUMES THAT YOU SELECT LIB OPTION A; THE SECOND ASSUMES THAT YOU SELECT LIB OPTION B. THE LIB ILLUSTRATIONS DO NOT ADJUST THE LIB FEE RANGE BUT USE THE SAME LIB FEE RANGE FOR ALL YEARS.

The "BASE PAYMENTS" is the guaranteed minimum LIB Payment for the given LIB Year. For years 6 and later it reflects the initial LIB Payment together with such gains that are locked in on each fifth LIB anniversary.

The "LIB PAYMENTS" are the amounts received by the Payee. The illustration assumes that this amount is received as twelve equal payments at the beginning of each month.

THIS IS AN ILLUSTRATION NOT A CONTRACT. Past performance is not a guarantee of future results. No representation is made as to future performance. Investment returns and principal value will fluctuate with market conditions so that units, when redeemed, may be worth more or less than the original cost. Product and features may not be available in all states. All product guarantees are based on the claims paying ability of Allianz Life. You cannot invest directly in the S&P 500(R) Index or in the Lehman Brothers Aggregate Bond Index.

The illustration information shown is hypothetical and is not representative of actual Contract returns. Hypothetical information is shown from dates before the Contract was first offered for sale.

            IWB ILLUSTRATION FOR JANUARY 1, 1987 TO DECEMBER 31, 2004

----------------------------------------------------------------------------
           Annual Net   Guaranteed   End of Year  End of Year  End of Year
Contract    Blended      Payments     Remaining     Contract    Surrender
  Year       Return     During Year      IWB         Value        Value
----------------------------------------------------------------------------
----------------------------------------------------------------------------
  Issue        -             -            100,000      100,000       91,500
----------------------------------------------------------------------------
----------------------------------------------------------------------------
    1           - 0.5%         5,000       95,000       94,929       86,860
----------------------------------------------------------------------------
----------------------------------------------------------------------------
    2             6.8%         5,250       89,750       96,075       87,908
----------------------------------------------------------------------------
----------------------------------------------------------------------------
    3            18.0%         5,513       84,237      107,418       98,287
----------------------------------------------------------------------------
----------------------------------------------------------------------------
    4           - 3.8%         5,788       78,449       97,540       89,737
----------------------------------------------------------------------------
----------------------------------------------------------------------------
    5            18.1%         6,078       72,372      108,631      101,027
----------------------------------------------------------------------------
----------------------------------------------------------------------------
    6             2.0%         6,381       65,990      104,229       97,975
----------------------------------------------------------------------------
----------------------------------------------------------------------------
    7             4.4%         6,700       59,290      101,969       96,870
----------------------------------------------------------------------------
----------------------------------------------------------------------------
    8           - 5.5%         7,036       52,254       89,453       85,875
----------------------------------------------------------------------------
----------------------------------------------------------------------------
    9            23.3%         7,387       44,867      102,180       99,115
----------------------------------------------------------------------------
----------------------------------------------------------------------------
   10             9.5%         7,757      103,677      103,677      103,677
----------------------------------------------------------------------------
----------------------------------------------------------------------------
   11            18.2%         8,144       95,533      113,688      113,688
----------------------------------------------------------------------------
----------------------------------------------------------------------------
   12            15.5%         8,552       86,981      122,046      122,046
----------------------------------------------------------------------------
----------------------------------------------------------------------------
   13             7.2%         8,979       78,002      121,473      121,473
----------------------------------------------------------------------------
----------------------------------------------------------------------------
   14           - 5.1%         9,428       68,573      106,161      106,161
----------------------------------------------------------------------------
----------------------------------------------------------------------------
   15           - 8.0%         9,900       88,001       88,001       88,001
----------------------------------------------------------------------------
----------------------------------------------------------------------------
   16          - 14.0%        10,395       77,607       66,002       66,002
----------------------------------------------------------------------------
----------------------------------------------------------------------------
   17            13.0%        10,914       66,692       62,704       62,704
----------------------------------------------------------------------------
----------------------------------------------------------------------------
   18             3.4%        11,460       55,232       52,990       52,990
----------------------------------------------------------------------------

--------------------------------------------------------------------------------


[GRAPHIC: THE TABLE ABOVE IS ALSO REPRESENTED HERE GRAPHICALLY IN THE PRINTED PROSPECTUS IN THE FORM OF A BAR CHART.]


The hypothetical portfolio responded well to the extended market rally of the nineties. IWB Payments totaled $100,000 by midway through the 15th Contract Year. On the 10th anniversary an IWB Reset locked in an additional $66,567 for future IWB Payments. On the 15th Anniversary a second IWB Reset locked in another $29,327 for future IWB Payments. IWB Payments will total at least 195,894 and, if increasing as scheduled, will last at least through the beginning of 2009.

     LIB OPTION A ILLUSTRATION FOR JANUARY 1, 1987 TO DECEMBER 31, 2004

---------------------------------------------------------------
           Annual Net                             End of Year
Contract    Blended    Base Payments               Surrender
  Year       Return                    Payments      Value
---------------------------------------------------------------
---------------------------------------------------------------
    0          -             -            -             91,500
---------------------------------------------------------------
---------------------------------------------------------------
    1            -0.5%         5,000        5,000       86,429
---------------------------------------------------------------
---------------------------------------------------------------
    2             6.8%         5,000        5,000       87,830
---------------------------------------------------------------
---------------------------------------------------------------
    3            18.0%         5,000        5,226       99,525
---------------------------------------------------------------
---------------------------------------------------------------
    4            -3.8%         5,000        6,008       89,904
---------------------------------------------------------------
---------------------------------------------------------------
    5            18.1%         5,000        5,779      102,384
---------------------------------------------------------------
---------------------------------------------------------------
    6             2.0%         6,652        6,652       98,719
---------------------------------------------------------------
---------------------------------------------------------------
    7             4.4%         6,652        6,783       97,396
---------------------------------------------------------------
---------------------------------------------------------------
    8            -5.5%         6,652        7,079       85,814
---------------------------------------------------------------
---------------------------------------------------------------
    9            23.3%         6,652        6,689      100,392
---------------------------------------------------------------
---------------------------------------------------------------
   10             9.5%         6,652        8,047      104,697
---------------------------------------------------------------
---------------------------------------------------------------
   11            18.2%         8,570        8,570      -
---------------------------------------------------------------
---------------------------------------------------------------
   12            15.5%         8,570        9,870      -
---------------------------------------------------------------
---------------------------------------------------------------
   13             7.2%         8,570       11,102      -
---------------------------------------------------------------
---------------------------------------------------------------
   14            -5.1%         8,570       11,657      -
---------------------------------------------------------------
---------------------------------------------------------------
   15            -8.0%         8,570       11,060      -
---------------------------------------------------------------
---------------------------------------------------------------
   16           -14.0%        10,179       10,179      -
---------------------------------------------------------------
---------------------------------------------------------------
   17            13.0%        10,179       10,179      -
---------------------------------------------------------------
---------------------------------------------------------------
   18             3.4%        10,179       10,179      -
---------------------------------------------------------------

[GRAPHIC: THE TABLE ABOVE IS ALSO REPRESENTED HERE GRAPHICALLY IN THE PRINTED PROSPECTUS IN THE FORM OF A BAR CHART.]


During the extended market rally of the nineties the Base Payment increased on each fifth anniversary to lock in the Payment. The Base Payment buffered the Payment against the decline it otherwise would have experienced in the 16th through 18th Contract Years. For the lifetime of the annuitant, the annual payment after the 15th anniversary will never be less than 10,179.

      LIB OPTION B ILLUSTRATION FOR JANUARY 1, 1987 TO DECEMBER 31, 2004

---------------------------------------------------------------
           Annual Net                             End of Year
Contract    Blended    Base Payments               Surrender
  Year       Return                    Payments      Value
---------------------------------------------------------------
---------------------------------------------------------------
    0          -             -            -             91,500
---------------------------------------------------------------
---------------------------------------------------------------
    1            -0.5%         5,000        5,000       86,429
---------------------------------------------------------------
---------------------------------------------------------------
    2             6.8%         5,000        5,000       87,830
---------------------------------------------------------------
---------------------------------------------------------------
    3            18.0%         5,000        5,318       99,427
---------------------------------------------------------------
---------------------------------------------------------------
    4            -3.8%         5,000        6,114       89,704
---------------------------------------------------------------
---------------------------------------------------------------
    5            18.1%         5,000        5,881      102,038
---------------------------------------------------------------
---------------------------------------------------------------
    6             2.0%         6,327        6,769       98,246
---------------------------------------------------------------
---------------------------------------------------------------
    7             4.4%         6,327        6,903       96,782
---------------------------------------------------------------
---------------------------------------------------------------
    8            -5.5%         6,327        7,203       85,112
---------------------------------------------------------------
---------------------------------------------------------------
    9            23.3%         6,327        6,807       99,397
---------------------------------------------------------------
---------------------------------------------------------------
   10             9.5%         6,327        8,188      103,458
---------------------------------------------------------------
---------------------------------------------------------------
   11            18.2%         8,153        8,761      -
---------------------------------------------------------------
---------------------------------------------------------------
   12            15.5%         8,153       10,090      -
---------------------------------------------------------------
---------------------------------------------------------------
   13             7.2%         8,153       11,349      -
---------------------------------------------------------------
---------------------------------------------------------------
   14            -5.1%         8,153       12,144      -
---------------------------------------------------------------
---------------------------------------------------------------
   15            -8.0%         8,153       11,522      -
---------------------------------------------------------------
---------------------------------------------------------------
   16           -14.0%         9,991       10,604      -
---------------------------------------------------------------
---------------------------------------------------------------
   17            13.0%         9,991        9,991      -
---------------------------------------------------------------
---------------------------------------------------------------
   18             3.4%         9,991       10,033      -
---------------------------------------------------------------

GRAPHIC: THE TABLE ABOVE IS ALSO REPRESENTED HERE GRAPHICALLY IN THE PRINTED PROSPECTUS IN THE FORM OF A BAR CHART.]


During the extended market rally of the nineties the Base Payment increased on each fifth anniversary to lock in 75% of the difference between the Base Payment and the Payment. In comparison with the illustration of Option A, the payments are generally larger but can fall to a lower guaranteed minimum, as it does in the last three years of this illustration. For the lifetime of the Annuitant, the annual payment after the 15th anniversary will never be less than 10,033.

A Statement of Additional Information (SAI) dated the same date as this prospectus includes additional information about the annuity offered by this prospectus. The SAI is incorporated by reference into this prospectus. The SAI is filed with the SEC and is available without charge by contacting us at the phone number or address listed below. The table of contents of the SAI appears before the Privacy Notice in this prospectus.

In order to help you understand how your Contract Values vary over time and under different sets of assumptions, we will provide you with certain personalized illustrations upon request and free of charge. You can request illustrations at any time by contacting your registered representative. Illustrations demonstrate how your Contract Value, cash surrender value and death benefits change based on the investment experience of the variable Investment Options or the hypothetical rate of return. The illustrations are hypothetical and may not be used to project or predict investment results.

You can also review and copy information about us, the Separate Account, the prospectus and the SAI at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the Public Reference Room by calling (202) 942-8090.

The SEC also maintains a website (http://www.sec.gov). The prospectus, the SAI and other information about the Contract are available on the EDGAR database on the SEC's website. If you do not have access to the website you can get copies of information from the website upon payment of a duplication fee by writing to:

     PUBLIC REFERENCE SECTION OF THE COMMISSION
     450 Fifth Street NW
     Washington, DC 20549-0102

You can contact us at:

     ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
     5701 Golden Hills Drive
     Minneapolis, MN  55416
     (800) 624-0197

If you need service (such as changes in Contract information, inquiry into Contract Values, to request a withdrawal, etc.), please contact our Service
Center:

     USALLIANZ SERVICE CENTER
     300 Berwyn Park
     P.O. Box 3031 Berwyn, PA 19312-0031 (800) 624-0197

                                   PART B SAI


                       STATEMENT OF ADDITIONAL INFORMATION

                             USALLIANZ CUSTOM INCOME
                      INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
                       VARIABLE DEFERRED ANNUITY CONTRACT
                                    ISSUED BY
            ALLIANZ LIFE(R) VARIABLE ACCOUNT B (THE SEPARATE ACCOUNT)
                                       AND
   ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA (ALLIANZ LIFE, WE, US, OUR)

                                 ________, 2005

This is not a prospectus. This Statement of Additional Information (SAI) should be read in conjunction with the prospectus for the Contract, which is dated the same date as this SAI. Definitions of capitalized terms can be found in the glossary in the prospectus. The prospectus is incorporated in this SAI by reference.

The prospectus for the Contract concisely sets forth information that a prospective investor ought to know before investing. For a copy of the Contract's prospectus, call or write us at:


                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
                             5701 Golden Hills Drive
                              Minneapolis, MN 55416
                                 (800) 624-0197

                TABLE OF CONTENTS

                                                                           Page
                Allianz Life.............................................    2
                Experts..................................................    2
                Legal Opinions...........................................    2
                Distributor..............................................    2
                Reduction or Elimination of the
                    Withdrawal Charge....................................    2
                Federal Tax Status.......................................    3
                    General..............................................    3
                    Diversification......................................    3
                    Contracts Owned by Other Than Natural Persons........    4
                    Contract Owner Control...............................    4
                    Income Tax Withholding...............................    4
                    Required Distributions...............................    5
                    Qualified Contracts..................................    5
                Mortality and Expense Risk Guarantee.....................    7
                Financial Statements.....................................    7

                                                                     CIPSAI-0505

ALLIANZ LIFE
-------------------------------------------------------------------------------

Allianz Life is a stock life insurance company organized under the laws of the state of Minnesota in 1896. We are a subsidiary of Allianz of America, Inc.
(AZOA), which is a financial holding company. AZOA is a subsidiary of Allianz Versicherungs-AG Holding (Allianz AG), which is a provider of integrated financial services. Allianz AG is headquartered in Munich, Germany, and has sales outlets throughout the world. We offer fixed and variable life insurance and annuities, and group life, accident and health insurance.

Allianz Life does not have a separate custodian for the assets, for example, mutual fund shares, owned through the Separate Account. Most mutual fund shares are not in certificated form, and as such, Allianz Life in effect acts as self custodian for the non-certificated shares we own through the Separate Account.


EXPERTS
------------------------------------------------------------------------------

The financial statements of Allianz Life Variable Account B as of and for the year ended December 31, 2004 and the consolidated financial statements of Allianz Life as of December 31, 2004 and 2003 and for each of the years in the three years ended December 31, 2004 included in this SAI have been audited by KPMG LLP, independent registered public accounting firm, as indicated in their report included in this SAI and are included herein in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing. The principal business address of KPMG LLP is 4200 Wells Fargo Center, Minneapolis, MN.

Allianz Life's audit report refers to a change in its method of accounting for derivative instruments in 2001 and its method of accounting for goodwill in 2002.


LEGAL OPINIONS
--------------------------------------------------------------------------------

Stewart D. Gregg, Senior Counsel of Allianz Life, has provided legal advice on certain matters in connection with the issuance of the Contracts.


DISTRIBUTOR
-------------------------------------------------------------------------------

USAllianz Investor Services, LLC (USAllianz), a wholly-owned subsidiary of Allianz Life Insurance Company of North America, acts as the distributor. USAllianz does not sell the Contracts on a retail basis. Rather, USAllianz enters into selling agreements with other third-party broker/dealers registered under the Securities Exchange Act of 1934 (selling firms) for the sale of the Contracts. The Contracts are offered to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

We pay commissions for sales of the Contracts. No Contracts had been sold as of June 30, 2005. Therefore, USAllianz has not provided information regarding sales compensation with respect to the Contracts for fiscal years 2002-2004. USAllianz passes through most of the commissions it receives to selling firms for their sales.

We may fund USAllianz' operating and other expenses including: overhead; legal and accounting fees; registered representative training; deferred compensation and insurance benefits for registered representatives; compensation for the USAllianz' management team; and other expenses associated with the Contracts. We also pay for USAllianz' operating and other expenses, including overhead, legal and accounting fees.


REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE
-------------------------------------------------------------------------------

We may reduce or eliminate the amount of the withdrawal charge on the Contracts when Contract sales are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. We will determine the entitlement to a reduction of the withdrawal charge after examination of the following factors:

o  the size of the group;
o  the total amount of Purchase Payments expected to be received from the group;
o the nature of the group for which the Contracts are purchased, and the persistency expected in that group (for example, the expectation that the Contract Owners will continue to hold the Contracts for a certain period of time);
o the purpose for which the Contracts are purchased and whether that purpose makes it likely that expenses will be reduced; and

o any other circumstances which we believe to be relevant to determining whether reduced sales or administrative expenses may be expected.

None of these reductions are contractually guaranteed.

We may eliminate the withdrawal charge when the Contracts are issued to an officer, director or employee of Allianz Life or any of its affiliates. We may reduce or eliminate the withdrawal charge when the Contract is sold by a registered representative appointed with Allianz Life to any members of his or her immediate family and the commission is waived. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.


FEDERAL TAX STATUS
-------------------------------------------------------------------------------

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON OUR UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. WE CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. WE DO NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED HEREIN MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS. GENERAL

Section 72 of the Internal Revenue Code of 1986, as amended (the Code) governs taxation of annuities in general. A Contract Owner is generally not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as variable annuity payments under the selected Annuity Option. For a lump sum payment received as a full withdrawal (total redemption) or death benefit, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract (your investment). For Non-Qualified Contracts, this cost basis is generally the Purchase Payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum-payment is taxed at ordinary income tax rates. A partial withdrawal results in tax on any gain in the Contract (i.e., the difference, if any, between the Contract Value immediately before the withdrawal, unreduced by any charges, and the Contract's cash basis). Lump-sum withdrawals, whether partial or full, may also be subject to a penalty tax equal to 10% of the taxable amount.

For variable annuity payments, the portion of each payment included in income equals the excess of the payment over the exclusion amount. The exclusion amount for variable annuity payments is determined by dividing the investment in the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid (which is determined by Treasury Regulations). Annuity payments received after the investment in the Contract has been recovered (for example, when the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion of a variable annuity payment is taxed at ordinary income tax rates. Partial Annuitization payments are taxed as partial withdrawals, not as annuity payments, until a Contract's entire account value has been annuitized. For certain types of Qualified Contracts there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Contract Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us, and its operations form a part of Allianz Life.

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department (Treasury Department). Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of variable annuity payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as this Contract meets the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the Investment Options underlying variable contracts such as this Contract. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under these regulations, an Investment Option will be deemed adequately diversified if:

o no more than 55% of the value of the total assets of the Investment Option is represented by any one investment;

o no more than 70% of the value of the total assets of the Investment Option is represented by any two investments;

o no more than 80% of the value of the total assets of the Investment Option is represented by any three investments; and

o no more than 90% of the value of the total assets of the Investment Option is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

We intend that all Investment Options underlying the Contracts will be managed by the investment advisers in such a manner as to comply with these diversification requirements.

CONTRACT OWNER CONTROL

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which Contract Owner control of the investments of the Separate Account will cause the Contract Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of our Contracts, such as the flexibility of an owner to allocate premium payments and transfer amounts among the investment divisions of the separate account, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Contract Owners investment control over Separate Account assets, we reserve the right to modify the Contracts as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on Purchase Payments for the Contracts will be taxed currently to the Contract Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is included in the gross income of the Contract Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Contract Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Certain taxable distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or Individual Retirement Annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: (a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated Beneficiary, or for a specified period of 10 years or more; or (b) distributions which are required minimum distributions; or (c) hardship withdrawals. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

REQUIRED DISTRIBUTIONS

In order to be treated as an annuity contract for Federal income tax purposes,
Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of a Contract Owner. Specifically, Section 72(s) requires that:

o if any Owner dies on or after the Income Date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner's death; and
o if any Owner dies prior to the Income Date, the entire interest in the contract will be distributed within five years after the date of such Owner's death.
These requirements will be considered satisfied as to any portion of an Owner's interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the Owner's death. The designated Beneficiary refers to a natural person designated by the Contract Owner as a Beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Contract Owner. If the Contract Owner is a non-natural person, then the death or change of an Annuitant is treated as the death of the Contract Owner.

Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

QUALIFIED CONTRACTS

The Contract is designed to be suitable for use under various types of qualified plans. Because of the minimum Purchase Payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Contract varies with the type of plan and terms and conditions of each specific plan. Contract Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Contract may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. We are not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless we specifically consent to be bound. Contract Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

General descriptions of the types of qualified plans with which the Contracts may be used can be found in the prospectus. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a qualified plan.

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by us in connection with qualified plans will utilize annuity tables that do not differentiate on the basis of sex. These annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Qualified plans include special provisions restricting Contract provisions that may otherwise be available and described in this SAI. Generally, Contracts issued pursuant to qualified plans are not transferable except upon withdrawal or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to withdrawals from Qualified Contracts.

Many withdrawals from Qualified Contracts can be rolled over to an IRA or another eligible retirement plan. If you receive a withdrawal from a Qualified Contract that could be rolled over and you do not elect to make a direct rollover of that amount to an IRA or qualified plan, 20% of the taxable amount must by law be withheld by us for taxes. In situations where this mandatory tax withholding does not apply, other tax amounts may be withheld unless you elect out of the withholding. You may request more detailed information about income tax withholding at the time of a withdrawal. For more information see prospectus section 9, Taxes - Distributions - Qualified Contracts.

PENSION AND PROFIT-SHARING PLANS. Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to participants may vary, depending upon the particular plan design. However, the Code places limitations and restrictions on all plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions and withdrawals. Participant loans are not allowed under the Contracts purchased in connection with these plans. For more information see prospectus section 9, Taxes - Distributions - Qualified Contracts.

Purchasers of Contracts for use with pension or profit-sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.


MORTALITY AND EXPENSE RISK GUARANTEE
--------------------------------------------------------------------------------

Allianz Life guarantees that the dollar amount of each variable annuity payment after the first annuity payment will not be affected by variations in mortality and expense experience.


FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

The audited consolidated financial statements of Allianz Life as of and for the year ended December 31, 2004, included herein should be considered only as bearing upon the ability of Allianz Life to meet its obligations under the Contracts. The audited financial statements of the Separate Account as of and for the year ended December 31, 2004 are also included herein.

[FINANCIAL STATEMENTS WILL BE ADDED UPON PRE-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT.]

                                     PART C
                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

   a.  To be filed by amendment

   b.  Exhibits


      1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account(1)
      2.   Not  Applicable
      3.a. Principal Underwriter's Agreement(2)
      3.b. General Agency Agreement(4)
      4.a. Individual Variable Annuity Contract**
      4.b. Individual Variable Annuity Contract Schedule Page**
      4.c. Endorsement 1**
      4.d. Endorsement 2**
      4.e  Endorsement 3**
      4.f. Endorsement 4**
      5.a. Application for Indiv Var Annuity Contract**
      6.   (i)   Copy of Articles of Incorporation of the Company(1)
           (ii)  Copy of the Bylaws of the Company(1)
      7.   Not  Applicable
      8.a. Form of Fund Participation Agreement between USAllianz Variable
           Insurance Products Trust, Allianz Life Insurance Company of
           North America and BISYS Fund Services Limited Partnership(3)
        b. Fund Participation Agreement between USAllianz Variable
           Insurance Products Fund of Funds Trust, Allianz Life Insurance Company of North America and BISYS Fund Services Limited Partnership*
      9.   Opinion and Consent of Counsel **
     10.   Independent Auditor's Consent **
     11.   Not Applicable
     12.   Not Applicable
     13.   Powers of Attorney (5)

            *Filed herewith
           **To be filed by amendment

(1) Incorporated by reference from Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on June 25, 1996.
(2) Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on December 13, 1996.
(3) Incorporated by reference from Post-Effective Amendment No 7.to Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on November 12, 1999.
(4)  Incorporated   by  reference  from   Post-Effective   Amendment  No.  8  to
     Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on April 27, 2000.
(5)  Incorporated   by  reference  from   Pre-Effective   Amendment  No.  1  to
     Registrant's Form N-4 (File Nos. 333-120181 and 811-05618) electronically filed on December 29, 2004.



Item 25. Officers and directors of Allianz Life Insurance Company of North America.

Unless noted otherwise, all officers and directors have the following principal business address:

                             5701 Golden Hills Drive
                           Minneapolis, MN 55416-1297

              ---------------------------------------- ------------------------------------------------------------
              Name                                     Position and offices
              ---------------------------------------- ------------------------------------------------------------
              Robert MacDonald                         Director
              ---------------------------------------- ------------------------------------------------------------
              Mark A. Zesbaugh                         Director, Chief Executive Officer and President
              ---------------------------------------- ------------------------------------------------------------
              Charles M. Kavitsky                      Director
              ---------------------------------------- ------------------------------------------------------------
              Gabrielle M. Matzdorff                   Senior Vice President and Chief Financial Officer
              ---------------------------------------- ------------------------------------------------------------
              Neil H. McKay                            Senior Vice President and Chief Actuary
              ---------------------------------------- ------------------------------------------------------------
              Suzanne J. Pepin                         Senior Vice President, Secretary and Chief Legal Officer
              ---------------------------------------- ------------------------------------------------------------
              Douglas P. Reynolds                      Senior Vice President and Chief Operating Officer
              ---------------------------------------- ------------------------------------------------------------
              Denise M. Blizil                         Senior Vice President, Enterprise Services
              ---------------------------------------- ------------------------------------------------------------
              Hayward L. Sawyer                        Senior Vice President, Director of Sales and Distribution
              ---------------------------------------- ------------------------------------------------------------
              Christopher H. Pinkerton                 Senior Vice President (Variable)
              ---------------------------------------- ------------------------------------------------------------
              Wayne A. Robinson                        Vice President and Assistant Secretary (Legal)
              ---------------------------------------- ------------------------------------------------------------
              Michael M. Ahles                         Vice President (Variable)
              ---------------------------------------- ------------------------------------------------------------
              Tracy H. Gardner                         Vice President (Variable)
              ---------------------------------------- ------------------------------------------------------------
              Keith L. Johnson                         Vice President (Variable)
              ---------------------------------------- ------------------------------------------------------------
              Nikole N. Krakow                         Vice President and Controller (Corporate)
              ---------------------------------------- ------------------------------------------------------------
              Peggy A. Moon                            Vice President (Compliance)
              ---------------------------------------- ------------------------------------------------------------
              Carol B. Shaw                            Vice President (Variable)
              ---------------------------------------- ------------------------------------------------------------
              Corey J. Walther                         Vice President (Variable)
              ---------------------------------------- ------------------------------------------------------------
              Jan R. Carendi                           Director and Chairman of the Board
              Allianz AG
              Koenigin Strasse 28
              D-80802
              Munich, Germany
              ---------------------------------------- ------------------------------------------------------------
              James Campbell                           Director
              c/o Wells Fargo and Company
              Wells Fargo Center
              Sixth & Marquette
              Minneapolis, MN 55479-0116
              ---------------------------------------- ------------------------------------------------------------
              Reverend Dennis Dease                    Director
              c/o University of St. Thomas
              215 Summit Avenue
              St. Paul, MN  55105-1096
              ---------------------------------------- ------------------------------------------------------------
              Peter Huehne                             Director
              Fireman's Fund Insurance Co.
              777 San Marin Drive
              Novato, CA 94998
              ---------------------------------------- ------------------------------------------------------------
              Dr. Gerhard Rupprecht                    Director
              Reinsburgstrasse 19
              D-70178
              Stuttgart, Germany
              ---------------------------------------- ------------------------------------------------------------
              Michael P. Sullivan                      Director
              7505 Metro Boulevard
              Minneapolis, MN 55439
              ---------------------------------------- ------------------------------------------------------------
              Ralph Strangis                           Director
              Kaplan Strangis & Kaplan PA
              5500 Norwest Center
              Minneapolis, MN 55402-4126
              ---------------------------------------- ------------------------------------------------------------




Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The  Company   organizational   chart  is   incorporated   by   reference   from
Post-Effective Amendment No. 8 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618) electronically filed on April 24, 2003.

Item 27. Number of Contract Owners

Not applicable.

Item 28. Indemnification

The Bylaws of the Insurance Company provide that:

Each person (and the heirs, executors, and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a Director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the laws of the State of Minnesota, and in the manner prescribed therein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Insurance Company pursuant to the foregoing, or otherwise, the Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Insurance Company of expenses incurred or paid by a director, officer or controlling person of the Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

a. USAllianz Investor Services, LLC is the principal underwriter for the Contracts. It also is the principal underwriter for:

                 Allianz  Life  Variable  Account  A
                 Allianz  Life  of NY Variable  Account  C


b.   The  following  are  the  officers   (managers)  and  directors  (Board  of
     Governors) of USAllianz Investor Services, LLC. All officers and directors have the following principal business address:

                            5701 Golden Hills Drive
                             Minneapolis, MN 55416-1297

Name                        Positions and Offices with Underwriter
----------------------      -----------------------------------------------------------------------
Christopher H.Pinkerton    Chairman, Chief Executive Officer, President, Chief Manager and Governor

Tracy H. Gardner           Chief Administrative Officer, Senior Vice President and Governor

Michael M. Ahles           Chief Financial Officer, Senior Vice President, Treasurer and Governor

Catherine Q. Farley        Senior Vice President

Carol B.Shaw               Senior Vice President

Corey J. Walther           Senior Vice President

Dave Schliesman            Senior Vice President-Sales

Sue Gengler                Vice President

Jeffrey W. Kletti          Vice President

Jim Maietta                Vice President

Jennifer J. Wagner         Vice President

Edward Barrett             Divisional VP - SE

Kevin Rooney               Divisional VP - Central

Keith L. Johnson           Divisional VP - MW

Tom Pistole                Divisional VP - W

Brad Coustan               Divisional VP - NE

Wayne Peterson             Chief Compliance Officer

Stewart D. Gregg           Secretary

Wayne A. Robinson          Assistant Secretary

c.

For the period 1-1-2004 to 12-31-2004
------------------------------------------------------------------------------------------------
                                    Net Underwriting
                                    Discounts and     Compensation    Brokerage
Name of Principal Underwriter       Commissions       on Redemption   Commissions   Compensation
------------------------------------------------------------------------------------------------
USAllianz Investors Services LLC    $230,498,921.82    $0             $0            $0
------------------------------------------------------------------------------------------------

The $230,498,921.82 that USAllianz Investor Services LLC received from Allianz Life as commissions on the sale of Contracts was subsequently paid entirely to the third party broker/dealers that perform the retail distribution of the Contracts and, therefore, no commission or compensation was retained by USAllianz Investor Services LLC.


Item 30. Location of Accounts and Records

Michael Ahles, whose address is 5701 Golden Hills Drive, Minneapolis, Minnesota 55416 and Delaware Valley Financial Services, USAllianz Service Center, 300 Berwyn Park, Berwyn, Pennsylvania 19312, maintain physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.


Item 31. Management Services

Not  Applicable


Item 32. Undertakings

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.


                                 REPRESENTATIONS

Allianz Life Insurance Company of North America ("Company") hereby represents that the fees and charges deducted under the Contract described in the prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

   1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

   2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

   3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

   4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.


                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, Allianz Life Insurance Company of North America on behalf of the Registrant and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Minneapolis and State of Minnesota, on this 1st day of March, 2005.


                                  ALLIANZ  LIFE
                                  VARIABLE  ACCOUNT  B
                                  (Registrant)


                                  By:  ALLIANZ  LIFE  INSURANCE COMPANY
                                       OF  NORTH  AMERICA
                                          (Depositor)

                                  By: /S/ STEWART D. GREGG
                                     --------------------------------
                                          Stewart D. Gregg
                                          Senior Counsel



                                  ALLIANZ  LIFE  INSURANCE  COMPANY
                                  OF  NORTH  AMERICA
                                   (Depositor)

                                   By: /S/ STEWART D. GREGG
                                      ------------------------------
                                           Stewart D. Gregg
                                           Senior Counsel

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 1st of March, 2005.

Signature  and  Title


Jan R. Carendi*            Director and Chairman of the Board
Jan R. Carendi

Mark A. Zesbaugh*          Director, Chief Executive Officer & President
Mark A. Zesbaugh

Robert W. MacDonald*       Director
Robert W. MacDonald

Charles Kavitsky*          Director
Charles Kavitsky

Michael P. Sullivan*       Director
Michael P. Sullivan

Dr. Gerhard Rupprecht*     Director
Dr. Gerhard Rupprecht

Rev. Dennis J. Dease*      Director
Rev. Dennis J. Dease

James R. Campbell*         Director
James R. Campbell

Peter Huehne*              Director
Peter Huehne

Ralph Strangis*            Director
Ralph Strangis

Gabby Matzdorff*           Senior Vice President and
Gabby Matzdorff            Chief Financial Officer




                               *By Power  of  Attorney filed as Exhibit 13
                                   to this Registration Statement


                                By: /S/ STEWART D. GREGG
                                    --------------------
                                    Stewart D. Gregg
                                    Senior Counsel

                                    EXHIBITS

                                       TO

                                    FORM N-4

                         ALLIANZ LIFE VARIABLE ACCOUNT B

                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA






                                INDEX TO EXHIBITS

EXHIBIT
EX-99.8.b. USAllianz Fund of Funds Participation Agreement